BEST AVAILABLE COPY

02034002

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hysan Development Company Ltd

*CURRENT ADDRESS 49/F, Manulife Plaza
The Lee Gardens, 33 Hysan Avenue
Causeway Bay
Hong Kong

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1617 FISCAL YEAR

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBJ

DATE : 5/14/02

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this document, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

Hysan 希慎

PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE NEW SHARES AND TO REPURCHASE SHARES

HYSAN DEVELOPMENT COMPANY LIMITED
希 慎 興 業 有 限 公 司

(Incorporated under Hong Kong Companies Ordinance, Cap 32 with limited liability)

The notice convening an Annual General Meeting of Hysan Development Company Limited to be held on Tuesday, 14 May 2002, is set out on pages 86 and 87 of the Annual Report 2001 sent to you together with this document.

The action to be taken by Shareholders is set out on page 5 of this document. Whether or not you propose to attend the Annual General Meeting, you are requested to complete and return the form of proxy enclosed with the Annual Report 2001 in accordance with the instructions printed thereon as soon as possible.

28 March 2002

HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap 32 with limited liability)

Directors:
Peter Ting Chang LEE *(Chairman and Managing Director)*
Sir David AKERS-JONES
(Independent Non-Executive Deputy Chairman)
Dr. Victor Kwok King FUNG
(Independent Non-Executive Director)
Fa-kuang HU
Hans Michael JEBSEN
Per JORGENSEN *(Independent Non-Executive Director)*
Anthony Hsien Pin LEE
Chien LEE
Michael Tze Hau LEE
Michael Chi Kung MOY *(Chief Financial Officer & Director)*
Dr. Deanna Ruth Tak Yung RUDGARD
Pauline Wah Ling YU WONG *(Director, Property)*
Dr. Geoffrey Meou-tsen YEH *(Independent Non-Executive Director)*

Registered Office:
49th Floor
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

28 March 2002

Dear Shareholder(s),

Proposed General Mandate to issue New Shares

This is the explanatory statement to provide requisite information to you for your consideration of the proposal, in compliance with the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange").

A general mandate is proposed to be unconditionally given to the Directors to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company in issue at the date of the resolution until the next Annual General Meeting and the relevant resolution is set out as Ordinary Resolution numbered 5 in the Notice of the Annual General Meeting.

In addition, Ordinary Resolution numbered 7 seeks to add to the afore-mentioned general mandate to issue new shares to include the nominal amount of shares repurchased by the Company subsequent to the passing of the proposed resolution numbered 6 mentioned in this document, up to 10% of the Company's issued ordinary share capital as at the date of passing the resolutions.

Concerning Ordinary Resolution numbered 5, the Directors wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purposes of Section 57B of the Companies Ordinance and the Listing Rules only.

Proposal to Authorise the Repurchase of Shares of the Company

At the last Annual General Meeting of the Company held on 8 May 2001, a general mandate was given to the Directors to exercise the power of the Company to repurchase shares of HK$5.00 each of the Company ("Share(s)"). Such mandate will lapse at the conclusion of the forthcoming Annual General Meeting to be held on 14 May 2002. It is therefore proposed to seek your approval of an ordinary resolution to be proposed at the forthcoming Annual General Meeting to give a fresh general mandate to the Directors to exercise the power of the Company to repurchase Share(s).

This is the explanatory statement, as required by the relevant rules set out in the Listing Rules on the Stock Exchange to regulate the repurchase by companies with primary listings on the Stock Exchange of their fully paid-up shares on the Stock Exchange, to provide requisite information to you for your consideration of the proposal to authorise the Directors to exercise the power of the Company to repurchase Share(s) up to a maximum of 10% of the issued share capital of the Company at the date of Ordinary Resolution numbered 6 during the Relevant Period, as set out in the Notice of the Annual General Meeting of the Company dated 12 March 2002 ("Repurchase Proposal").

This document also constitutes the memorandum as required under Section 49BA(3) of the Companies Ordinance.

1. Share Capital

As at 22 March 2002 (the latest practicable date prior to the printing of this document), the issued share capital of the Company comprised 1,031,303,375 Shares of HK$5.00 each.

On the basis that no further Shares are issued prior to the Annual General Meeting to be held on 14 May 2002, the Company would be allowed under the Repurchase Proposal to repurchase a maximum of 103,130,337 Shares.

2. Reasons for Repurchase

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its shareholders.

Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share and will only be made when the Directors believe that such a purchase will benefit the Company and its shareholders.

3. Funding of Repurchase

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

In the event that the proposed Share repurchases were to be carried out in full at any time during the proposed repurchase period, the working capital or gearing position of the Company might be materially different as compared with the position disclosed in the audited consolidated accounts contained in the annual report for the year ended 31 December 2001. However, the Directors do not propose to exercise the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. Share Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the printing of this document were as follows:

	Highest	**Lowest**
	HK$	*HK$*
Year 2001		
March	14.50	10.75
April	11.85	10.35
May	11.05	9.80
June	10.95	9.75
July	10.20	8.95
August	9.20	7.90
September	8.10	6.30
October	7.30	6.30
November	7.50	6.35
December	8.45	7.15
Year 2002		
January	9.05	7.60
February	8.40	7.60

5. Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to make repurchases pursuant to Ordinary Resolution numbered 6 and in accordance with the Listing Rules and the Companies Ordinance.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company under the Repurchase Proposal if such is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, in the event that the Repurchase Proposal is approved by the shareholders.

6. **Hong Kong Codes on Takeovers and Mergers and Share Repurchases**

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increase, such increase will be treated as an acquisition and may give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Hong Kong Code on Takeovers and Mergers ("Takeovers Code").

At present, Lee Hysan Estate Company, Limited and certain of its subsidiaries are the substantial shareholders of the Company, which indirectly interest in approximately 41.60% of the issued share capital of the Company. In the event that the Directors exercised in full the power to repurchase Shares which are proposed to be granted pursuant to the Repurchase Proposal, the shareholding of Lee Hysan Estate Company, Limited and certain of its subsidiaries would be increased to approximately 46.22%.

Such increase will give rise to an obligation to make a mandatory offer under Rule 32 of the Takeovers Code. The Directors have no present intention to exercise the Repurchase Proposal to such an extent as would result in takeover obligations.

7. **Share Purchase made by the Company**

During the six months preceding the date of this document, the Company has repurchased Shares as follows:

Date	**Number of shares repurchased**	**Repurchase Price Per Share**	
		Highest	**Lowest**
		HK$	*HK$*
06/09/2001	970,000	7.85	7.55
10/09/2001	496,000	7.45	7.05
11/09/2001	84,000	7.65	7.40

8. Action to be taken

A form of proxy for use at the forthcoming Annual General Meeting is enclosed in the Annual Report for Year 2001 being sent to Shareholders together with this document. Whether or not you intend to attend this Meeting, you are requested to complete and return the form of proxy to the Company's registered office at 49/F, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong not less than 48 hours before the time appointed for the Meeting. The return of a form of proxy will not preclude a Shareholder from attending and voting in person at the Meeting.

9. Recommendation

The Directors consider that the granting of the mandates to issue shares and repurchase shares are in the best interests of the Company and its Shareholders and accordingly recommend that all Shareholders should vote in favour of the ordinary resolutions numbered 5, 6 and 7 to be proposed at the forthcoming Annual General Meeting.

Your faithfully,
Peter T.C. Lee
Chairman and Managing Director

此乃要件　請即處理

閣下對本文件如有任何疑問，應諮詢股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

Hysan 希慎

有關發行新股及購回股份之一般性授權之建議

HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司
(根據香港公司條例第32章註冊成立之有限公司)

希慎興業有限公司將於二零零二年五月十四日(星期二)舉行股東週年大會，該大會通告載於隨本文件一併寄出之2001年度年報第86頁及87頁內。

股東應採取之行動載於本文件第五頁內。無論　閣下能否出席該股東週年大會，均請按照2001年度年報附奉之代表委任表格上印列之指示填妥及盡快交回代表委任表格。

二零零二年三月二十八日

授權購回本公司股份之建議

本公司於二零零一年五月八日舉行之去屆股東週年大會上授予董事會購回本公司每股面值港幣五元股份(「本公司股份」)之一般性授權，即將於二零零二年五月十四日舉行之應屆股東週年大會結束時失效，因此將於應屆股東週年大會上通過一項普通決議案，重新給予董事會一般性授權購回本公司股份。

本文為説明函件，乃遵照聯交所上市規則之有關規則而發出，該規則用於監管在聯交所具有第一上市地位之公司在聯交所購回其本身證券，並向　閣下提供所需資料，以考慮授權予董事會行使本公司之權力購回本公司股份之建議，於二零零二年三月十二日股東週年大會通告第六項所指之有關期間內購回不得超過本公司於通過決議案當日已發行股本的10%(「購回股份建議」)。

本文件亦構成公司條例第49BA(3)條所規定之備忘錄。

1. 股本

於二零零二年三月二十二日(本文件付印前之最後實際可行日期)，本公司之已發行股本為1,031,303,375股，每股面值港幣五元。

如在二零零二年五月十四日之股東週年大會舉行前並無發行額外股份，本公司根據購回股份建議，獲准購回本公司股份之數目將最多可達103,130,337股。

2. 購回股份之原因

董事會相信，購回股份建議符合本公司及本公司股東之最佳利益。

購回股份可提高本公司每股之資產淨值及／或盈利，惟須視乎當時市場情況或融資安排而定，並僅於董事會認為該項購回股份將有利於本公司及本公司股東時方予進行。

3. 用於購回股份之資金

本公司在購回股份時，用於購回股份之資金必須依照本公司組織章程大綱及細則與公司條例可作此用途之資金中撥支。公司條例規定，於購回股份時而償還之股本必須在公司條例准許下由本公司可供分派之盈利及／或用於購回股份而發行新股之款額支付。

若在建議之股份購回期間內，全面實施本公司之購回股份建議，本公司之營運資金或資本與負債比率可能會有重大差別（相對於截至二零零一年十二月三十一日止年度年報內之已審核綜合賬目所披露之情況而言）。然而，董事會倘認為購回股份對本公司所需營運資金或資本與負債比率會有重大之不利影響時，則不會行使該購回股份權力。

4. 股份價格

本文件付印前十二個月，本公司股份在聯交所每月之最高及最低買賣價格如下：

	最高價 *港元*	最低價 *港元*
二零零一年		
三月	14.50	10.75
四月	11.85	10.35
五月	11.05	9.80
六月	10.95	9.75
七月	10.20	8.95
八月	9.20	7.90
九月	8.10	6.30
十月	7.30	6.30
十一月	7.50	6.35
十二月	8.45	7.15
二零零二年		
一月	9.05	7.60
二月	8.40	7.60

5. 承諾

董事會已向聯交所作出承諾，在行使購回股份授權時，只要有關規則及法例適用，彼等將根據普通決議案第六項及按照上市規則及公司條例進行。

目前並無任何董事或（於作出一切合理查詢後據彼等所知）與其有關之聯繫人士有意於股東批准購回股份建議後出售任何本公司股份予本公司。

本公司現時並無接獲關連人士（按上市規則之定義）通知，彼等目前有意在公司獲股東批准購回股份建議後，出售本公司股份予本公司。

6. 香港公司收購、合併及股份購回守則

倘按照購回股份建議，本公司行使權力購回公司股份時，令其中一個股東佔有本公司有表決權股份比例增加，則就香港公司收購及合併守則(「收購守則」)第26條而言，該項增加將作為一項收購處理，並可能導致須提出強制性收購之責任。

目前，利希慎置業有限公司及其若干附屬公司均為本公司之主要股東，彼等間接持有本公司之已發行股本，約為41.60%。若董事會根據股份購回建議行使購回股份之全部權力，利希慎置業有限公司及其若干附屬公司於本公司所持股權，將約增加至46.22%。

是項增加將會導致須遵照收購守則第32條提出強制性收購之責任。董事會暫時無意行使購回股份之建議而導致其須進行強制收購。

7. 本公司購買股份

在本文件日期之前六個月內，本公司購回股份之詳情如下：

日期	購回股份數目	每股購回價 最高 *港元*	 最低 *港元*
06/09/2001	970,000	7.85	7.55
10/09/2001	496,000	7.45	7.05
11/09/2001	84,000	7.65	7.40

8. 應予採取之行動

茲隨同本文件一併寄予股東之二零零一年度年報附奉應屆股東週年大會適用之代表委任表格。無論　閣下是否有意出席會議，均務請填妥代表委任表格，並於會議指定舉行時間四十八小時前交回本公司之註冊辦事處，地址為香港希慎道33號利園宏利保險大廈49樓。股東交回代表委任表格後仍可親自出席會議及於會上投票。

9. 推薦意見

董事會認為授予購回股份及發行股份之授權符合本公司及其股東之最佳利益，故推薦全體股東投票贊成將於應屆股東週年大會上提呈之第五、六及七項普通決議案。

此致

列位股東　台照

主席兼常務董事
利定昌
謹啟

二零零二年三月二十八日



Hysan 希慎

希慎興業有限公司 Hysan Development Company Limited

INTERIM REPORT 2001

Contents

Financial Calendar	
4 September	Announcement of interim results (unaudited)
17 September	Ex-dividend date for interim dividend
19 to 21 September	Book close date
21 September	Record date for interim dividend
(on or about) 28 September	Despatch of scrip dividend circular and election forms
(on or about) 26 October	Despatch of dividend warrants/definitive share certificates

Interim Statement 2001

During the first half of 2001, the global economic environment has become more uncertain, with a particular downturn in the technology and communication industries. Against this background, the Grade "A" office rental market has become more subdued following significant rises in rentals experienced in 2000.

Despite these, our office portfolio achieved an occupancy of 98%. Our retail portfolio became home to some of Hong Kong's largest "lifestyle" stores. We also continued to invest for the future. We consolidated our interests in the Lee Theatre Plaza and commenced the residential Bamboo Grove refurbishment project.

RESULTS

The Group's rental income decreased by 10.6%. This is mainly due to rent reviews and relettings at lower rents. Net profit for the six months ended 30 June 2001 was HK$306.4 million, 51.1% lower compared with HK$626.1 million in the first half of 2000 which period recorded gains on disposal of investments in securities. Earnings per share were HK29.73 cents reflecting a corresponding decrease of 51%, against last year's figure of HK60.63 cents.

DIVIDENDS

Your Directors have declared an interim dividend of HK10 cents per share (2000: HK11 cents). The dividend will be payable in cash with a scrip dividend alternative to shareholders whose names appear in the register of members on 21 September 2001. Shareholders who elect to receive the scrip dividend will be allotted new ordinary shares with a par value of HK$5 each, credited as fully paid, subject to the Listing Committee of The Stock Exchange of Hong Kong Limited agreeing to grant the listing of, and permission to deal in, the new shares to be issued by way of scrip dividend. A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about 28 September 2001.

The share register will be closed from 19 September 2001 to 21 September 2001, both dates inclusive. Definitive share certificates in respect of the scrip dividend and cheques (for those shareholders who do not elect to receive scrip dividend) will be sent to shareholders on or about 26 October 2001.

PORTFOLIO ACTIVITY

Hong Kong

In addition to the decline in the technology and communications industries, the global economic environment became more uncertain during the review period with a downturn in the US economy. Although we are not immune from what is happening in the general environment as market sentiment was inevitably affected, our office portfolio achieved high levels of occupancy. We also continued to strengthen relationships with our tenants, pursuing our goal to become their partner of choice in the provision of space and services.

Our retail portfolio became home to some of Hong Kong's largest "lifestyle" flagship stores in the Lee Theatre Plaza area, namely Esprit and G.O.D. houseware store. Consumers are increasingly drawn to lifestyle purchases and to the enjoyable shopping experience that these large flagship stores provide.

We also entered into an agreement in August with the Sincere Group to acquire its 30% interests in the holding company of the Lee Theatre Plaza. The consideration was based on valuation of a 30% interest of the property at HK$516,000,000. The transaction is expected to be completed in mid-September. This represents a positive opportunity to consolidate our assets, furthering our dynamic and long-term presence in Causeway Bay.

With a view to maximizing the value of the Group's investment portfolio, we commenced our programme of repairs and renovation for our key residential property in the Mid-Levels, Bamboo Grove. This is an important investment for the future although rental income will be affected in the short-term.

Overseas

The Grand Gateway, a commercial and residential complex in Shanghai where we have a 17% interest, is rapidly establishing its reputation as a major shopping centre in Puxi. The project is in a prime location above Shanghai's largest subway station (Xujiahui). Following the sale of all Phase I units of the Shanghai Peace Gardens project, our 45% interest in the remaining land earmarked for development was sold in July 2001.

Our minority interests in three residential developments in Singapore (Sanctuary Green and the Gardens at Bishan: 10%, Amaryllis Ville: 25%) continue on track with construction progressing. We shall continue to actively monitor the Singapore residential market.

FINANCE

The Group's balance sheet remains strong. Net gearing ratio as at 30 June 2001 was 15.2%. Net interest coverage was 3.4 times. At 30 June 2001, total debts outstanding were HK$5,097 million, with no significant new financing during the period. There was also no change in the Group's contingent liabilities during the period. All of the Group's debt is denominated in Hong Kong dollars, unsecured and on a committed basis. As at 30 June 2001, total shareholders' funds stood at HK$23,379 million, an increase of HK$220 million as from 31 December 2000. The increase was mainly attributable to the current period's retained profits less nominal value and premium paid on shares repurchased.

We continue to adhere to a prudent policy on financial risk management and the management of currency and interest rate exposures. The Group's foreign currency exposure is minimal. The Group has sufficient financial resources to fund planned capital expenditures as well as exploiting future investment opportunities whilst maintaining acceptable gearing and financial coverage ratios.

OUR PEOPLE

It is always the people behind the physical assets, who add value to the business. We are therefore fully committed to the development of our staff. To this end, we recently launched a company-wide customer service initiative, to enhance and foster our service culture, a key factor in meeting the changing needs of customers for space and quality services.

OUTLOOK

The uncertain outlook for the global economy is likely to delay recovery in the local leasing market. We shall continue our policy of prudent management while investing for the future, for our core office, retail as well as residential portfolio. I have confidence that we are well-positioned to take advantage of opportunities that lie ahead.

Peter T.C. Lee
Chairman and Managing Director

Hong Kong, 4 September 2001

Unaudited Condensed Consolidated Income Statement

For the six months ended 30 June 2001

	NOTES	Six months ended 30.6.2001 (unaudited) HK$'000	30.6.2000 (unaudited) HK$'000
Turnover	3	692,500	774,362
Property expenses		(99,612)	(108,026)
Gross profit		592,888	666,336
Gain on disposal of investments in securities		–	293,842
Other revenue		9,597	17,423
Administrative expenses		(40,401)	(34,366)
Profit from operations	4	562,084	943,235
Finance costs	5	(177,680)	(239,565)
Share of results of associates		(107)	111
Profit before taxation		384,297	703,781
Taxation	6	(44,026)	(42,427)
Profit after taxation		340,271	661,354
Minority interests		(33,844)	(35,232)
Net profit for the period		306,427	626,122
Dividends	7	102,988	113,686
Earnings per share	8		
Basic		29.73¢	60.63¢
Diluted		29.71¢	60.62¢

Unaudited Condensed Consolidated Balance Sheet

At 30 June 2001

	NOTES	30.6.2001 (unaudited) HK$'000	31.12.2000 (audited) HK$'000
Non-current assets			
Property, plant and equipment	9	54,867	56,632
Investment properties	9	28,449,368	28,432,700
Interests in associates		53,850	51,384
Investments in securities		2,204,331	2,297,335
Staff housing loans, secured – due after one year		24,042	28,898
		30,786,458	30,866,949
Current assets			
Cash and bank balances		2,600	3,421
Time deposits		26,673	48,134
Accounts receivable	10	6,544	7,952
Staff housing loans, secured – due within one year		5,072	2,583
Prepayments and deposits		25,435	19,900
		66,324	81,990
Current liabilities			
Bank loans – due within one year		642,000	815,500
Floating rate notes	11	1,998,640	–
Creditors and accruals	12	83,205	85,907
Construction costs payable		123	302
Rental deposits from tenants		270,121	268,584
Taxation payable		81,876	59,137
Unclaimed dividends		2,517	2,282
		3,078,482	1,231,712
Net current liabilities		(3,012,158)	(1,149,722)
Total assets less current liabilities carried forward		27,774,300	29,717,227

	NOTES	30.6.2001 (unaudited) HK$'000	31.12.2000 (audited) HK$'000
Total assets less current liabilities brought forward		27,774,300	29,717,227
Non-current liabilities			
Advances from investees		58,368	59,482
Amounts due to minority shareholders		292,765	292,765
Long term loan		263,754	263,754
Bank loans – due after one year		2,055,000	1,890,000
Floating rate notes	11	396,527	2,393,739
		3,066,414	4,899,740
Minority interests		1,329,150	1,339,063
NET ASSETS		23,378,736	23,478,424
CAPITAL AND RESERVES			
Share capital	13	5,159,583	5,151,256
Accumulated profits	14	3,605,876	3,436,247
Other reserves	2 & 15	14,613,277	14,890,921
SHAREHOLDERS' FUNDS		23,378,736	23,478,424

Unaudited Condensed Consolidated Statement of Recognised Gains and Losses

For the six months ended 30 June 2001

	Six months ended 30.6.2001 (unaudited) HK$'000	Six months ended 30.6.2000 (unaudited) HK$'000
(Loss) gain on revaluation of investments in other securities not recognised in condensed income statement	(104,020)	674,958
Net profit for the period	306,427	626,122
Total recognised gains for the period	202,407	1,301,080

Unaudited Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2001

	Six months ended 30.6.2001 (unaudited) HK$'000	Six months ended 30.6.2000 (unaudited) HK$'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	543,205	658,890
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(469,047)	(555,974)
NET CASH OUTFLOW FROM TAXATION	(21,287)	(2,460)
NET CASH (OUTFLOW) INFLOW FROM INVESTING ACTIVITIES	(32,817)	568,023
NET CASH INFLOW BEFORE FINANCING ACTIVITIES	20,054	668,479
NET CASH OUTFLOW FROM FINANCING	(42,336)	(435,315)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(22,282)	233,164
CASH AND CASH EQUIVALENTS AT 1 JANUARY	51,555	277,840
CASH AND CASH EQUIVALENTS AT 30 JUNE	29,273	511,004
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and bank balances	2,600	972
Time deposits	26,673	510,032
	29,273	511,004

Notes to the Unaudited Condensed Financial Statements

For the six months ended 30 June 2001

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with SSAP 25 "Interim Financial Reporting" and with the applicable disclosure requirements of Appendix 16 to the Listing Rules.

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of land and buildings, investment properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2000, except as described below.

In the current period, the Group has adopted, for the first time, SSAP 9 (Revised) "Events after the Balance Sheet Date" issued by the Hong Kong Society of Accountants. In accordance with SSAP 9 (Revised), dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed as a separate component of equity on the face of the balance sheet/in the notes to the financial statements. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment (see Note 15) by increasing the reserves by HK$319,378,000 and the shareholders' funds to HK$23,478,424,000 from HK$23,159,046,000.

3. TURNOVER

The Group operates mainly in Hong Kong. The turnover and contribution to the Group's profit from overseas operations are insignificant. The turnover and contribution to the Group's profit from operations of each principal activity are as follows:

	Six months ended			
	30.6.2001		30.6.2000	
	Consolidated turnover HK$'000	**Contribution to the Group's profit from operations HK$'000**	Consolidated turnover HK$'000	Contribution to the Group's profit from operations HK$'000
Segment information:				
Rental income	**690,439**	**551,583**	772,410	631,468
Management fee and security service income	**2,061**	**1,115**	1,952	735
	692,500	**552,698**	774,362	632,203
Others:				
Gain on disposal of investments in securities	**–**	**–**	–	293,842
Other revenue	**–**	**9,386**	–	17,190
	692,500	**562,084**	774,362	943,235

In the current period, turnover is comprised of only the revenue from the Group's core businesses of property rental and management. Proceeds from disposal of investments in securities, interest and dividend income were included as part of the turnover in previous years are now presented as gain on disposal of investments in securities and other revenue respectively. Comparative figures have been restated to conform with the current period's presentation.

4. PROFIT FROM OPERATIONS

	Six months ended 30.6.2001 HK$'000	Six months ended 30.6.2000 HK$'000
Profit from operations has been arrived at after charging:		
Depreciation	**3,031**	2,656
Staff costs	**48,598**	51,738
and after crediting:		
Rental income arising from operating leases less out-goings	**591,985**	665,835
Dividends from listed investments	**6,740**	4,044
Interest income	**2,646**	13,146

5. FINANCE COSTS

	Six months ended 30.6.2001 HK$'000	Six months ended 30.6.2000 HK$'000
Interest on		
– bank loans, overdraft and other loans wholly repayable within five years	**100,412**	126,097
– convertible bonds	**–**	25,829
– floating rate notes	**71,613**	80,291
Amortisation of convertible bonds and floating rate notes issue expenses	**1,428**	3,695
Bank charges	**4,227**	3,673
Exchange gain	**–**	(20)
	177,680	239,565

6. TAXATION

The charge comprises Hong Kong Profits Tax for the period.

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the period.

No provision for deferred taxation has been recognised in the financial statements as the amount involved is immaterial.

Deferred taxation has not been provided on the surplus arising on the valuation of investment properties, land and buildings and investments in securities because profits arising on the disposal of these assets would not be subject to taxation. Accordingly, the surplus arising on valuation does not constitute a timing difference.

7. DIVIDENDS

	Six months ended	
	30.6.2001	30.6.2000
	HK$'000	HK$'000
Ordinary Share		
Interim dividend, proposed – HK10 cents per share (2000: HK11 cents)	**102,988**	113,686

During the period, a dividend of HK31 cents per share (1999: HK30 cents), which included scrip dividend alternatives offered to shareholders, was paid to shareholders as the final dividend for 2000. The scrip dividend alternatives were accepted by the shareholders as follows:

	2000 Final dividend paid HK$'000
Dividends:	
Cash	268,259
Share alternative	51,119
	319,378

8. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended	
	30.6.2001	30.6.2000
	HK$'000	HK$'000
Earnings for the purposes of basic and diluted earnings per share (net profit for the period)	**306,427**	626,122
	'000	'000
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,030,797**	1,032,693
Effect of dilutive potential ordinary shares:		
Share options	**735**	129
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,031,532**	1,032,822

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the fair value per share.

9. ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTIES

During the period, additions to the Group property, plant and equipment and investment properties amounted to approximately HK$1,267,000 and HK$16,668,000, respectively (1.1.2000 to 31.12.2000: HK$3,570,000 and HK$9,955,000, respectively).

At 30 June 2001, the directors have considered the carrying amount of the Group's investment properties and leasehold land and buildings carried at revalued amounts and have estimated that the carrying amounts do not differ significantly from that which would be determined using fair values at the balance sheet date. Consequently, no revaluation surplus or deficit has been recognised in the current period.

10. ACCOUNTS RECEIVABLE

Accounts receivables are mainly in respect of rents which are normally payable in advance. Rents in arrears of the Group as at 30 June 2001 and 31 December 2000 were aged less than 90 days.

11. FLOATING RATE NOTES

	30.6.2001 HK$'000	31.12.2000 HK$'000
Floating rate notes	2,400,000	2,400,000
Less: Unamortised notes issue expenses	(4,833)	(6,261)
	2,395,167	2,393,739
Carrying amount analysed for reporting purposes as:		
Current liabilities	1,998,640	–
Non-current liabilities	396,527	2,393,739
	2,395,167	2,393,739

HD Treasury (BVI) Limited and HD Finance (BVI) Limited, wholly-owned subsidiaries of the Company, issued HK$2,000 million and HK$400 million five-year floating rate notes on 27 March 1997 and 3 November 1999, respectively. The notes are guaranteed as to principal and interest by the Company, bear interest at the rate of 0.565% and 1.25% over the 3-month HIBOR and are repayable in full in March 2002 and November 2004, respectively.

12. CREDITORS AND ACCRUALS

All of the trade payables of the Group as at 30 June 2001 and 31 December 2000 were aged less than 90 days.

13. SHARE CAPITAL

	Number of shares '000	Share capital HK$'000
Ordinary shares of HK$5 each		
Authorised:		
At 1 January and 30 June 2001	**1,450,000**	**7,250,000**
Issued and fully paid:		
At 1 January 2001	**1,030,251**	**5,151,256**
Issued pursuant to scrip dividend scheme	5,046	25,232
Shares repurchased and cancelled	(3,381)	(16,905)
At 30 June 2001	**1,031,916**	**5,159,583**

During the period, the Company repurchased its own shares through the Hong Kong Stock Exchange as follows:

Month of repurchase	No. of ordinary shares of HK$5 each	Price per share Highest HK$	Price per share Lowest HK$	Aggregate consideration paid HK$
June	3,381,000	10.35	9.75	33,810,136

The above shares were cancelled upon repurchase.

14. ACCUMULATED PROFITS

	HK$'000
At 1 January 2000	3,110,025
Share repurchased and cancelled:	
– Nominal value of share repurchased	(51,035)
– Premium on shares repurchased	(39,836)
– Share repurchase expenses	(16)
Net profit for the year	850,173
Profit available for distribution	3,869,311
Dividends	(433,064)
At 31 December 2000	3,436,247
Share repurchased and cancelled:	
– Nominal value of share repurchased	(16,905)
– Premium on shares repurchased	(16,905)
Net profit for the period	306,427
Dividend	(102,988)
At 30 June 2001	**3,605,876**

15. OTHER RESERVES

	Share premium account HK$'000	Investment property revaluation reserve HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Capital reserve HK$'000	Translation reserve HK$'000	Capital redemption reserve HK$'000	General reserve HK$'000	Dividend reserve HK$'000	Total HK$'000
THE GROUP										
At 1 January 2000										
– as original stated	1,258,363	8,345,106	1,654,177	8,719	500,718	(12,736)	69,140	100,000	–	11,923,487
– prior period adjustment, derecognition of liability for final dividend for 1999	–	–	–	–	–	–	–	–	309,170	309,170
– as restated	1,258,363	8,345,106	1,654,177	8,719	500,718	(12,736)	69,140	100,000	309,170	12,232,657
Premium on issue of shares pursuant to scrip dividend scheme	14,189	–	–	–	–	–	–	–	–	14,189
Share issue expenses	(14)	–	–	–	–	–	–	–	–	(14)
Shares repurchased and cancelled	–	–	–	–	–	–	51,035	–	–	51,035
Unrealised loss on investments in other securities	–	–	(190,050)	–	–	–	–	–	–	(190,050)
Recognition of unrealised gain on disposal of investments in other securities transferred to income statement	–	–	(293,922)	–	–	–	–	–	–	(293,922)
Surplus on revaluation of investment properties	–	3,253,384	–	–	–	–	–	–	–	3,253,384
Surplus on revaluation of land and buildings	–	–	–	2,833	–	–	–	–	–	2,833
Surplus on revaluation of investment properties shared by minority shareholders	–	(189,533)	–	–	–	–	–	–	–	(189,533)
Share of reserve of an associate	–	–	–	–	384	–	–	–	–	384
Realisation on disposal of investment properties transferred to income statement	–	(250)	–	–	–	–	–	–	–	(250)
Amount set aside for 2000 dividend	–	–	–	–	–	–	–	–	433,064	433,064
Final dividend for 1999 paid	–	–	–	–	–	–	–	–	(309,170)	(309,170)
Interim dividend for 2000 paid	–	–	–	–	–	–	–	–	(113,686)	(113,686)
At 31 December 2000	1,272,538	11,408,707	1,170,205	11,552	501,102	(12,736)	120,175	100,000	319,378	14,890,921
Premium on issue of shares pursuant to scrip dividend scheme	25,887	–	–	–	–	–	–	–	–	25,887
Share issue expenses	(26)	–	–	–	–	–	–	–	–	(26)
Unrealised loss on interests in other securities	–	–	(104,020)	–	–	–	–	–	–	(104,020)
Shares repurchased and cancelled	–	–	–	–	–	–	16,905	–	–	16,905
Amount set aside for 2001 interim dividend	–	–	–	–	–	–	–	–	102,988	102,988
Final dividend for 2000 paid	–	–	–	–	–	–	–	–	(319,378)	(319,378)
At 30 June 2001	1,298,399	11,408,707	1,066,185	11,552	501,102	(12,736)	137,080	100,000	102,988	14,613,277

16. CONTINGENT LIABILITIES

There was no changes in contingent liabilities of the Group and the Company since last annual report.

17. CAPITAL COMMITMENTS

At the balance sheet date, there were capital commitments as follows:

	THE GROUP	
	30.6.2001 HK$ (Million)	31.12.2000 HK$ (Million)
Uncalled share of shareholders' loan for property development projects	27	34
Acquisition of investment properties contracted for but not provided in the financial statements	–	12
Building renovation contracted for but not provided in the financial statements	63	–

The Group has also participated in two other property development projects in Singapore with 10% interest in each project. The Group has undertaken, in the agreed proportion, to meet all funding requirements necessary for these property developments by way of subscription to share capital, shareholders' loans or otherwise. At 30 June 2001, the pre-sale of these two properties has already commenced, the funding requirements for these two projects have been substantially reduced to approximately HK$6 million (31.12.2000: HK$98 million).

18. POST BALANCE SHEET EVENTS

Subsequent to the interim reporting date, the Group disposed of one of its associates resulting in a reversal of impairment loss of approximately HK$33.6 million.

19. RELATED PARTY TRANSACTIONS

During the period, the Group had the following transactions with related parties:

		Substantial shareholder		Senior management executives		Directors	
	Note	1.1.2001 to 30.6.2001 HK$'000	1.1.2000 to 30.6.2000 HK$'000	1.1.2001 to 30.6.2001 HK$'000	1.1.2000 to 30.6.2000 HK$'000	1.1.2001 to 30.6.2001 HK$'000	1.1.2000 to 30.6.2000 HK$'000
Interest income from staff housing loans	(a)	–	–	–	134	–	–
Repairs and maintenance expenses paid to	(b)	–	–	–	–	10,319	10,061
Gross rental income from	(c)	3,054	2,985	–	–	28,120	28,112
Construction cost paid during the year for investment properties completed in previous years	(d)	–	–	–	–	179	–

19. RELATED PARTY TRANSACTIONS (continued)

At the balance sheet date, the Group had the following balances with related parties:

	Note	Substantial shareholder 30.6.2001 HK$'000	Substantial shareholder 31.12.2000 HK$'000	Senior management executives 30.6.2001 HK$'000	Senior management executives 31.12.2000 HK$'000	Directors 30.6.2001 HK$'000	Directors 31.12.2000 HK$'000
Amount due to minority shareholder	(e)	–	–	–	–	84,486	84,486
Construction cost payable to	(d)	–	–	–	–	–	179

(a) The secured staff housing loans arise in connection with an established Staff Housing Loan scheme granted on the same terms as for other employees who meet the qualifying criteria. The advances bear a fixed interest rate of 4% per annum.

(b) F.K. Hu (and his alternate, Raymond L.M. Hu) are shareholders and directors of Ryoden Lift Services Limited ("RLL"), Ryoden Lift and Escalator Company Limited ("RLE") and Ryoden Engineering Contracting Company Limited ("REL"). RLL and RLE entered into a number of lift and escalator maintenance contracts with a subsidiary of the Company. REL entered into a number of electrical installation maintenance and repair contracts with a number of the Company's subsidiaries. The agreements were entered into on normal commercial terms and on arm's length basis.

(c) The Group has, in the normal course of its business, entered into lease agreements with related parties to lease premises for varying period. The leases were entered into on normal commercial terms and on arm's length basis.

(d) Geoffrey M.T. Yeh (and his alternate, V-nee Yeh) are substantial shareholders and directors of Hsin Chong Construction Group Limited whose associate entered into a MVAC/BAS contract with a subsidiary of the Company relating to the construction of The Lee Gardens. The contract has now been completed, with the relevant sum being the amount fully paid under the contract during the period under review. Such transaction was entered into on normal commercial terms and on arm's length basis.

(e) The amount due to minority shareholder is unsecured, interest free and is not repayable within one year.

Additional Information

CORPORATE GOVERNANCE

The Company is committed to high standard of corporate governance. This section describes how the principles of corporate governance are applied to the Company and the Company's compliance with the Code of Best Practice (the "Code of Best Practice") as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited.

Statement of Compliance with the Code of Best Practice

The Company has complied throughout the review period with the Code of Best Practice.

The workings of the Board and its Committees

As at 30 June 2001, the Board comprises thirteen (13) directors, headed by Peter T. C. Lee (Chairman and Managing Director). Sir David Akers-Jones serves as (independent) non-executive Deputy Chairman. There is a majority of non-executive directors on the Board, with a wide range of experience and calibre who bring valuable judgment on issues of strategy, performance and resources.

The Board meets at least quarterly, reviewing trading performance, ensuring adequate funding and monitoring strategy. To enable the Board to discharge its duties, all Directors receive appropriate and timely information.

The Board has delegated certain responsibilities to Board Committees, which operate within defined terms of reference. A 100% of non-executive membership of the principal corporate governance committees (Audit and Remuneration) is retained.

The Audit Committee which is chaired by Sir David Akers-Jones, its other current members being Per Jorgensen and Chien Lee, meets not less than twice per annum. The Committee provides a forum of reporting by the Group's external auditors. Meetings are also attended, by invitation, by the Managing Director and the Chief Financial Officer.

The Audit Committee is responsible for reviewing a wide range of matters including the half-year and annual accounts before their submission to the Board, monitoring the controls which are in force to ensure the integrity of information reported to the shareholders, and overseeing compliance generally.

DIRECTORS' INTERESTS IN SHARES

As at 30 June 2001, the interests of the Directors and Alternate Directors in the ordinary shares of the Company, as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance ('SDI Ordinance") were as follows:

Name	No. of shares held				
	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Peter Ting Chang LEE	2,000,000	–	3,960,635 *(Note 1)*	–	5,960,635
Fa-kuang HU	–	–	255,012 *(Note 2)*	–	255,012
Hans Michael JEBSEN	60,000	–	2,432,914 *(Note 1)*	–	2,492,914
Per JORGENSEN	6,678	–	–	–	6,678
Chien LEE	970,000	–	3,960,635 *(Note 1)*	3,750,000 *(Note 3)*	8,680,635
Michael Tze Hau LEE	1,023,233	–	–	–	1,023,233
Deanna Ruth Tak Yung RUDGARD	1,871,600	–	–	–	1,871,600
Pauline Wah Ling YU WONG	254,000	–	–	–	254,000
Michael Chi Kung MOY	–	131,565 *(Note 4)*	–	–	131,565
Geoffrey Meou-tsen YEH	–	–	1,000 *(Note 1)*	–	1,000
V-nee YEH (Alternate to Geoffrey Meou-tsen YEH)	42,620	–	83,326 *(Note 1)*	–	125,946

Notes:

(1) Such shares were held through corporations in which the respective Directors were members entitled to exercise one-third or more of the voting power at general meetings.

(2) Such shares were held by a company which was wholly-owned by Mr. Fa-kuang HU and thus Mr. HU was deemed to have a beneficial interest in all these shares.

(3) Such shares were held through a discretionary trust of which Mr. Chien LEE was a beneficiary.

(4) These shares were held by Mrs. Moy and thus Mr. Michael Chi Kung Moy was deemed to have interest in them.

As at 30 June 2001, certain Directors had personal interests in options to subscribe for ordinary shares in the Company granted under the Company's Executive Share Option Scheme, details of which are set out below under "Executive Share Options".

Apart from the above, as at 30 June 2001, there was no other interests or rights recorded in the register required to be kept under Section 29 of the SDI Ordinance.

EXECUTIVE SHARE OPTIONS

On 28 April 1995, an Executive Share Option Scheme (the "Scheme") was approved by the shareholders under which the Directors may, at their discretion, offer any employee (including any Director) of the Company or of any of its wholly-owned subsidiaries options to subscribe for ordinary shares in the Company subject to the terms and conditions stipulated in the Scheme.

At 30 June 2001, the following Executive Share Options granted by the Company to Directors to subscribe for ordinary shares of the Company, were outstanding and had not yet been exercised:

Name	Date of Grant	Exercise Price per Share (HK$)	Exercise Period	Number of Options as at 1.1.2001	Number of Options Granted Between 1.1.2001 and 30.6.2001	Number of Options as at 30.6.2001
Directors						
Peter Ting Chang LEE	7 January 1999	9.22	7 January 2001 to 6 January 2009	1,350,000	-	1,350,000
Pauline Wah Ling YU WONG	3 May 1995	13.46	3 May 1997 to 2 May 2005	900,000	-	900,000
Michael Chi Kung MOY	23 December 1999	7.54	23 December 2001 to 22 December 2009	1,200,000	-	1,200,000

The consideration paid on each grant of option was HK$1.

During the period under review, certain options granted to Mr. Hon Chiu Lee, former chairman of the Company, to subscribe for 1,125,000 shares of the Company had lapsed on his retirement.

Apart from the Scheme, at no time during the period under review was the Company or any of its subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in or debenture of the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDER

The register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance shows that as at 30 June 2001, the Company has been notified of the following interests, being ten per cent (10%) or more of the Company's issued share capital:

	No. of shares
Lee Hysan Estate Company, Limited and certain of its subsidiaries	429,046,912

These interests are in addition to those disclosed above in respect of the Directors.

PURCHASES, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company periodically repurchases its ordinary shares when they are significantly undervalued in order to enhance shareholder value. During the six months ended 30 June 2001, the Company repurchased an aggregate of 3,381,000 ordinary shares at the total consideration of HK$33,810,136 on The Stock Exchange of Hong Kong Limited.

Save as disclosed above, neither the Company nor its subsidiaries had repurchased, sold or redeemed any of the Company's listed securities during the review period.

Corporate Information

DIRECTORS AND OFFICERS

Directors

Peter Ting Chang LEE
(Chairman and Managing Director)
Sir David AKERS-JONES*
(Independent Non-Executive Deputy Chairman)
Victor Kwok King FUNG*
(Independent Non-Executive Director)
Fa-kuang HU*
Hans Michael JEBSEN*
Per JORGENSEN*
(Independent Non-Executive Director)
Anthony Hsien Pin LEE*
Chien LEE*
Michael Tze Hau LEE*
Michael Chi Kung MOY
(Chief Financial Officer and Director)
Deanna Ruth Tak Yung RUDGARD*
Pauline Wah Ling YU WONG
(Director, Property)
Geoffrey Meou-tsen YEH*
(Independent Non-Executive Director)

* *Non-executive Director*

Secretary

Wendy W.Y. YUNG

Senior Management

Mark Sun Wa CHIM, General Manager,
Office Leasing
Ben Sau Shun LUI, General Manager,
Project and Technical Services
Lora Wing Sze LUKE, General Manager,
Retail Leasing
Connie Kit Mei PANG, Head of Corporate Planning

ADVISERS

Auditors

Deloitte Touche Tohmatsu

Principal Bankers

The Hongkong & Shanghai
Banking Corporation Limited
Hang Seng Bank Limited

SHARE REGISTRARS AND TRANSFER OFFICE

Standard Registrars Limited
5th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

REGISTERED OFFICE

49th Floor, Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

Further information about the Group can be found at our Internet website: "www.hysan.com.hk"

Hysan 希慎

49/F., Manulife Plaza,
The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

printed on chlorine-free paper

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt about this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Hysan Development Company Limited on or before 3 October 2000, you should at once hand this circular and the accompanying form of election to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

HYSAN DEVELOPMENT COMPANY LIMITED
(希慎興業有限公司)

(Incorporated under Cap 32 Hong Kong Companies Ordinance with limited liability)

Directors:
Hon Chiu LEE *(Chairman)*
The Honourable LEE Quo-Wei *(Deputy Chairman)*
Peter Ting Chang LEE *(Managing Director)*
Sir David AKERS-JONES *(Independent Non-Executive Director)*
Victor Kwok King FUNG *(Independent Non-Executive Director)*
Fa-Kuang HU
Hans Michael JEBSEN
Per JORGENSEN
Anthony Hsien Pin LEE
Chien LEE
Michael Tze Hau LEE
Michael Chi Kung MOY *(Chief Financial Officer & Director)*
Deanna Ruth Tak Yung RUDGARD
Pauline Wah Ling YU WONG *(Director, Property)*
Geoffrey Meou Tsen YEH

Registered Office:
49th Floor
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

11 October 2000

To the Shareholders

Dear Sir/Madam,

INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 3O JUNE 2000
OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND

INTRODUCTION

On 5 September 2000, your Directors announced the results for the six months ended 30 June 2000 that they had declared an interim dividend of HK$0.11 per ordinary share ("Share(s)").

The interim dividend is payable in cash with a scrip dividend alternative (the "Scrip Dividend") to shareholders whose names appeared on the register of members on 3 October 2000 (the "Record Date"). The latest time for submission of transfer forms to qualify for the interim dividend was 4:00 p.m. on 27 September 2000.

The purpose of this circular is to set out the procedures which apply in relation to the Scrip Dividend.

DETAILS OF THE SCHEME

Shareholders have the choice of receiving in respect of each existing Share:

(a) a cash dividend of HK$0.11; or

(b) an allotment of new Shares ("New Shares") credited as fully paid, save for adjustment for fractional entitlements, having a Market Value (as defined below) equal to the dividend of HK$0.11 which the shareholder would otherwise receive in cash; or

(c) partly cash and partly New Shares.

The number of New Shares to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the Market Value of HK$10.32. This was the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the last five consecutive Stock Exchange dealing days commencing on 26 September 2000, the first day the Shares traded ex dividend.

The formula used for calculating the entitlement is as follows:

Number of Shares held as at 3 October 2000 x HK$0.11 = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{Market Value}} = \begin{array}{c}\text{Maximum number of New Shares}\\ \text{(rounded down to the nearest whole number)}\end{array}$$

Fractions of New Shares under choices (b) and (c) above will not be allotted to shareholders and entitlements to Shares will be rounded down to the nearest whole number. Fractional entitlements will be aggregated and sold and the benefit thereof will accrue to the Company.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND WARRANTS AND SHARE CERTIFICATES

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders at the risk of those entitled thereto on or about 1 November 2000. The New Shares will be issued pursuant to the general mandate granted by the shareholders on 8 May 2000 and will, on allotment and issue, rank pari passu in all respects with the existing Shares save that they will not rank for the interim dividend.

Subject to the granting of listing of, and permission to deal in, the New Shares on the Stock Exchange, such New Shares will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited for deposit, clearance and settlement in the Central Clearing and Settlement System ("CCASS") with effect from the commencement date of dealings in the New Shares on the Stock Exchange or such other date as determined by Hong Kong Securities Clearing Company Limited. Settlement of transactions between members of the Stock Exchange is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. Investors should seek the advice of their stockbroker or other professional adviser for details of those settlement arrangements and how such arrangements will affect their rights and interests.

The Shares of the Company are listed and dealt in on the Stock Exchange. None of the equity or debt securities of the Company are otherwise listed or dealt in on any other stock exchange nor is listing or permission to deal in on any other exchange being or proposed to be sought.

FORM OF ELECTION

A form of election has been prepared for use by shareholders who wish to receive the interim dividend wholly in the form of New Shares or partly in cash and partly in the form of New Shares, or to make a permanent election to receive Shares in lieu of any further dividend in cash form and is enclosed with this circular.

If you wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares, you should complete and sign the form of election in accordance with the instructions printed thereon and return it so that it is received by the registrars of the Company, Standard Registrars Limited, 5/F Wing On Centre, 111 Connaught Road Central, Hong Kong ("the Registrars") so as to arrive not later than 4:00 p.m. on Thursday, 26 October 2000. No acknowledgement of receipt of the form of election will be issued.

If you wish to receive the whole of the interim dividend in cash you should NOT complete the form of election.

Shareholders who do not specify the number of Shares in respect of which they are electing to receive an allotment of New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding on the Record Date, then they will be deemed to have chosen to receive New Shares in respect of all the Shares of which they were then registered as the holders.

Shareholders who elect to receive the interim dividend wholly in the form of New Shares may also elect to receive all future dividends, which are declared in cash with an option to receive New Shares, wholly in the form of New Shares by completing Box D on the form of election. Shareholders who have elected to receive all future dividends wholly in the form of New Shares and wish to continue to receive dividends wholly in the form of New Shares would not be sent forms of election. Such election or a notice not to be sent forms of election may be revoked at any time by giving seven days' notice in writing to the Registrars. Forms of election in respect of future dividends will not be sent to shareholders who make an election or give the aforesaid notice unless they notify the Registrars of their wish to revoke their election or notice.

OVERSEAS SHAREHOLDERS

The form of election has not been sent to shareholders with a registered address in the United States of America or any of its territories or possessions or Canada as the Directors have resolved that in view of securities legislation applicable in those jurisdictions, such shareholders should not be permitted to receive the interim dividend in scrip form. Such shareholders will receive the interim dividend wholly in cash. All shareholders resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to receive the interim dividend in scrip form or whether any government or other consents are required or other formalities need to be observed. No shareholder receiving a copy of this circular and/or a form of election in any territory outside Hong Kong may treat the same as an invitation to elect for Shares unless in the relevant territory such invitation could lawfully be made to him without the Company having to obtain any registration or comply with other legal requirements, governmental or regulatory procedures or any similar formalities. It is the responsibility of any person outside Hong Kong who wishes to receive New Shares under this scheme to comply with the laws of the relevant jurisdictions including obtaining any registration or complying with other legal requirements, governmental or regulatory procedures or any similar formalities. Persons who receive New Shares in lieu of the cash dividend must also comply with any restrictions on the resale of the Shares which may apply outside Hong Kong.

GENERAL

Whether or not it is to your advantage to elect to receive New Shares instead of cash, in whole or in part, will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom must be solely the responsibility of each shareholder. If you are in any doubt as to what to do, you should consult your professional advisers.

Shareholders who are trustees are recommended to take professional advice as to whether a decision to receive New Shares is within their powers and as to the effect of such decision having regard to the terms of the trust instrument.

TIMETABLE OF EVENTS

	2000
Shares quoted ex-dividend	Tuesday, 26 September
Book closing dates	Thursday, 28 September to Tuesday, 3 October
Record date for the interim dividend	Tuesday, 3 October
Final date for receipt of forms of election by the Registrars	4:00 p.m. on Thursday, 26 October
Payment date for dividend warrants and certificates for New Shares mailed	on or about Wednesday, 1 November
Expected first day of dealings in New Shares in Hong Kong	Thursday, 2 November

ADJUSTMENTS TO SUBSCRIPTION PRICES IN RELATION TO SHARE OPTIONS GRANTED UNDER THE EXECUTIVE SHARE OPTION SCHEME

The Directors have been advised that in accordance with the terms of the Executive Share Option Scheme adopted by the Company on 28 April 1995, the Scrip Dividend will not result in any adjustment to the subscription prices payable on the exercise of the options granted under the Executive Share Option Scheme.

Yours faithfully,
H. C. Lee
Chairman

此乃要件　請即處理

閣下如對本通函有任何疑問，應諮詢閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已於二零零零年十月三日或以前將名下希慎興業有限公司股份全部售出，應立即將本通函連同隨附之選擇表格送交買主或經手買賣之銀行或股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本通函內容概不負責，對其準確性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

希慎興業有限公司
(HYSAN DEVELOPMENT COMPANY LIMITED)

（於Cap32香港公司條例下註冊成立為有限公司）

董事：
利漢釗（主席）
利國偉 大紫荊勳賢（副主席）
利定昌（常務董事）
鍾逸傑爵士（獨立非執行董事）
馮國經（獨立非執行董事）
胡法光
Hans Michael JEBSEN
Per JORGENSEN
利憲彬
利乾
利子厚
梅子敬（財務董事）
利德蓉
黃于華玲（物業董事）
葉謀遵

註冊辦事處：
香港
希慎道33號
利園宏利保險大廈49樓

敬啟者：

截至二零零零年六月三十日止六個月之中期股息
選擇收取股份以代替現金股息

緒言

董事會於二零零零年九月五日公佈截至二零零零年六月三十日止六個月之業績，並宣佈派發中期股息每股普通股（「股份」）港幣11仙。

中期股息將以現金派發並附有以股代息選擇(「以股代息」)予二零零零年十月三日(「記錄日期」)登記於股東名冊上各股東。如欲收取中期股息，股份過戶表格最遲須於二零零零年九月二十七日下午四時前呈交。

本通函旨在說明有關以股代息之程序。

計劃之詳情

有關股東現時持有之每股股份可作如下選擇：

(i) 收取現金股息港幣11仙；或

(ii) 獲配發市值(按下文所載定義)相等於該股東原應以現金收取之股息港幣11仙，並入賬列為已繳足股款新股份(「新股」)(對零碎股份之調整除外)；或

(iii) 收取部份現金及部份新股。

選擇收取代息股份之股東可獲配發之新股數目計算方式是將股東原本應收取之現金股息總額除以港幣10.32元之市值。市值乃指本公司股份由二零零零年九月二十六日(此等股份除息交易之首天)起五個連續交易日在香港聯合交易所有限公司(「聯交所」)之平均收市價。

計算應收新股之公式如下：

於二零零零年十月三日持有股份數目 × 港幣11仙 = 最高股息額

$$\frac{\text{最高股息額}}{\text{市值}} = \text{新股最高數目}$$
(向下調整至對下一個整數)

如選擇上述(ii)及(iii)項之股東，將不會獲配發零碎股份，應付之代息股份股數將向下調整至最近之整數，零碎股份將彙集並出售，而有關收益概歸本公司所有。

於聯交所上市及寄發股息支票及股票

本公司已向聯交所提出申請批准新股上市及買賣。預期股息支票及／或新股股票(倘新股之上市申請獲得批准)將於二零零零年十一月一日(或相近日期)寄予各股東，如有郵誤，由股東自行負責。發行及配發新股將根據於二零零零年五月八日獲股東批准之授權，新股與本公司現已發行之股份享有各方面同等權益，惟不獲此次中期股息。

倘新股獲聯交所批准上市及買賣後，該等新股將獲香港中央結算有限公司接納為合資格證券，新股將自其於聯交所開始買賣日或香港中央結算有限公司指定之其他日期起可於中央結算及交收系統(「中央結算系統」)內寄存、結算及交收。聯交所會員間交易之交收需待交易日後第二個交易日於中央結算系統進行交收。所有中央結算系統之服務均依據其當時有效之一般規則及運作程序進行。投資者應就結算安排之詳情及該安排對其權利及利益之影響向其股票經紀或其他專業顧問諮詢意見。

本公司之股份在聯交所上市及買賣。本公司之股本證券或債務證券並無在任何其他證券交易所上市或買賣或申請上市，現時也無意在其他證券交易所申請上市買賣。

選擇表格

隨本通函附上一份選擇表格，以供股東就收取中期股息選擇全部收取新股或部份收取現金及部份收取新股，或現在作出長期性選擇收取股份以代替日後之一切現金股息。

閣下如欲收取新股代替全部或部份現金股息，應依照選擇表格上印備之指示填寫及簽署，最遲須於二零零零年十月二十六日(星期四)下午四時正前交回本公司之股份過戶登記處標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓(「過戶登記處」)。交回之選擇表格將不會獲發收據。

閣下如以現金方式收取全部中期股息，則不須填寫選擇表格。

選擇以新股代息之股東，而無指明選擇以新股代息之股份數目，又或其指明數目較記錄日期之登記持股量為多，則將視作已就彼等當日所持之所有股份選擇以新股代息。

選擇收取新股代替全部本中期股息、及選擇就將來以現金派發股息(並附有以股代息選擇時)全部收取新股的股東，請填寫選擇表格內之丁欄。已選擇將來收取新股代替全部股息並欲繼續以新股收取全部股息之股東，則不會寄予選擇表格。股東可隨時向過戶登記處給予七日書面通知，將是項選擇或通知撤銷。凡已作出此項選擇或已發出通知之股東，本公司今後派息時將不再寄發選擇表格，除非該股東知會過戶登記處將是項選擇或通知撤銷。

海外股東

凡註冊地址乃在美國或其他任何領土或屬土或加拿大之股東均不獲寄予選擇表格，鑑於當地有關之證券法例董事會決定該等股東均不准選擇以股代息之方式收取中期股息。所有該等股東將全部以現金收取此次派發之中期股息。所有身居香港以外之股東應諮詢其專業顧問以確定他們是否准許以股代息之方式收取中期股息或是否需要政府或其他方面之同意或辦理其他手續。任何股東如在香港以外地區收到本通函及／或選擇表格，均不應視之為本公司邀請選擇新股，除非有關法律允許本公司可向該股東發出邀請而毋須取得任何註冊登記或遵照其他法例規定、政府或監管程序或任何類似手續。在香港以外之人仕如欲根據以股代息計劃收取新股，須自行承擔責任，以遵守有關司法地區之法律規定，包括取得任何註冊登記或遵照其他法例規定、政府或監管程序或任何類似手續。收取新股以代替現金股息之人仕，亦必須遵守在香港以外地區轉售股票時所遇到之任何限制。

一般資料

選擇全部或部份收取新股以代替現金是否對 閣下有利，乃視乎 閣下之個別情況而定。此方面之決定及其所引致之一切後果為個別股東之責任。 閣下如有任何疑問，應諮詢 閣下之專業顧問。

身為信託人之股東應諮詢專業顧問之意見，根據有關信託契約內之條款，以確定他們是否有權選擇收取新股及作出該選擇之影響。

時間表

	二零零零年
股份除息報價	九月二十六日（星期二）
股東名冊截止登記日期	九月二十八日（星期四）至十月三日（星期二）
中期股息記錄日期	十月三日（星期二）
過戶登記處最後收回選擇表格之日期	十月二十六日（星期四）下午四時正
寄發股息單及新股股票之日期	十一月一日（星期三）（或相近日期）
預計新股在香港首日買賣之日期	十一月二日（星期四）

調整行政人員購股權計劃之認購價

根據董事會所獲提供之意見，依據一九九五年四月二十八日本公司採納行政人員購股權計劃之條款，以股代息將不會導致按行政人員購股權計劃授予可行使購股權所涉及之認購價作出任何調整。

此致

列位股東　台照

主席
利漢釗
謹啟

二零零零年十月十一日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this document, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

Hysan 希慎

PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE NEW SHARES AND TO REPURCHASE SHARES

HYSAN DEVELOPMENT COMPANY LIMITED
(希 慎 興 業 有 限 公 司)

(Incorporated under Hong Kong Companies Ordinance, Cap 32 with limited liability)

The notice convening an Annual General Meeting of Hysan Development Company Limited to be held on Tuesday, 8 May, 2001, is set out on pages 67 and 68 of the Annual Report 2000 sent to you together with this document.

The action to be taken by Shareholders is set out on page 5 of this document. Whether or not you propose to attend the Annual General Meeting, you are requested to complete and return the form of proxy enclosed with the Annual Report 2000 in accordance with the instructions printed thereon as soon as possible.

20 March 2001

HYSAN DEVELOPMENT COMPANY LIMITED
(希慎興業有限公司)

(Incorporated under Hong Kong Companies Ordinance, Cap 32 with limited liability)

Directors:
Hon Chiu LEE *(Chairman)*
The Honourable LEE Quo-Wei *(Deputy Chairman)*
Peter Ting Chang LEE *(Managing Director)*
Sir David AKERS-JONES *(Independent Non-Executive Director)*
Victor Kwok King FUNG *(Independent Non-Executive Director)*
Fa-kuang HU
Hans Michael JEBSEN
Per JORGENSEN *(Independent Non-Executive Director)*
Anthony Hsien Pin LEE
Chien LEE
Michael Tze Hau LEE
Michael Chi Kung MOY *(Chief Financial Officer & Director)*
Deanna Ruth Tak Yung RUDGARD
Pauline Wah Ling YU WONG *(Director, Property)*
Geoffrey Meou-tsen YEH

Registered Office:
49th Floor
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

20 March 2001

Dear Shareholder(s),

Proposed General Mandate to issue New Shares

This is the explanatory statement to provide requisite information to you for your consideration of the proposal, in compliance with the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange").

A general mandate is proposed to be unconditionally given to the Directors to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company in issue at the date of the resolution until the next Annual General Meeting and the relevant resolution is set out as Ordinary Resolution numbered 5 in the Notice of the Annual General Meeting.

In addition, Ordinary Resolution numbered 7 seeks to add to the afore-mentioned general mandate to issue new shares to include the nominal amount of shares repurchased by the Company subsequent to the passing of the proposed resolution numbered 6 mentioned in this document, up to 10% of the Company's issued ordinary share capital as at the date of passing the resolutions.

Concerning Ordinary Resolution numbered 5, the Directors wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purposes of Section 57B of the Companies Ordinance and the Listing Rules only.

Proposal to Authorise the Repurchase of Shares of the Company

At the last Annual General Meeting of the Company held on 8 May, 2000, a general mandate was given to the Directors to exercise the power of the Company to repurchase shares of HK$5.00 each of the Company ("Share(s)"). Such mandate will lapse at the conclusion of the forthcoming Annual General Meeting to be held on 8 May, 2001. It is therefore proposed to seek your approval of an ordinary resolution to be proposed at the forthcoming Annual General Meeting to give a fresh general mandate to the Directors to exercise the power of the Company to repurchase Share(s) .

This is the explanatory statement, as required by the relevant rules set out in the Listing Rules on the Stock Exchange to regulate the repurchase by companies with primary listings on the Stock Exchange of their own securities on the Stock Exchange, to provide requisite information to you for your consideration of the proposal to authorise the Directors to exercise the power of the Company to repurchase Share(s) up to a maximum of 10% of the issued share capital of the Company at the date of Ordinary Resolution numbered 6 during the Relevant Period, as set out in the Notice of the Annual General Meeting of the Company dated 20 March, 2001 ("Repurchase Proposal").

This document also constitutes the memorandum as required under Section 49BA(3) of the Companies Ordinance.

1. Share Capital

As at 30 March, 2001 (the latest practicable date prior to the printing of this document), the issued share capital of the Company comprised 1,030,251,303 Shares of HK$5.00 each.

Subject to the passing of Ordinary Resolution numbered 5 and on the basis that no further Shares are issued prior to the Annual General Meeting to be held on 8 May, 2001, the Company would be allowed under the Repurchase Proposal to repurchase a maximum of 103,025,130 Shares.

2. Reasons for Repurchase

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its shareholders.

Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share and will only be made when the Directors believe that such a purchase will benefit the Company and its shareholders.

3. Funding of Repurchase

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

In the event that the proposed Share repurchases were to be carried out in full at any time during the proposed repurchase period, the working capital or gearing position of the Company might be materially different as compared with the position disclosed in the audited consolidated accounts contained in the annual report for the year ended 31 December, 2000. However, the Directors do not propose to exercise the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. Share Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the printing of this document were as follows:

	Highest *(HK$)*	**Lowest** *(HK$)*
Year 2000		
March	8.95	7.60
April	9.00	8.00
May	8.90	7.65
June	8.75	8.00
July	10.45	8.25
August	11.60	9.80
September	11.95	10.05
October	10.70	9.45
November	10.15	8.85
December	11.05	9.20
Year 2001		
January	14.00	10.55
February	14.50	12.75

5. Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to make repurchases pursuant to Ordinary Resolution numbered 6 and in accordance with the Listing Rules and the Companies Ordinance.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company under the Repurchase Proposal if such is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the shareholders.

6. **Hong Kong Codes on Takeovers and Mergers and Share Repurchases**

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increase, such increase will be treated as an acquisition and may give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Hong Kong Code on Takeovers and Mergers ("Takeover Code").

At present, Lee Hysan Estate Company, Limited and certain of its subsidiaries are the substantial shareholders of the Company, which indirectly interest in approximately 41.64% of the issued share capital of the Company. In the event that the Directors exercised in full the power to repurchase Shares which are proposed to be granted pursuant to the Repurchase Proposal, the shareholding of Lee Hysan Estate Company, Limited and certain of its subsidiaries would be increased to approximately 46.27%.

Such increase may give rise to an obligation to make a mandatory offer under Rule 32 of the Takeover Code. The Directors have no present intention to exercise the Repurchase Proposal to such an extent as would result in takeover obligations.

7. **Share Purchase made by the Company**

During the six months preceding the date of this document, the Company has repurchased Shares as follows:

Date	**Number of shares repurchased**	**Repurchase Price Per Share**	
		Highest	**Lowest**
		HK$	*HK$*
13/11/2000	250,000	9.25	9.00
14/11/2000	6,000	9.20	9.20
15/11/2000	30,000	9.50	9.50
16/11/2000	378,000	9.75	9.60
17/11/2000	483,000	9.60	9.60
20/11/2000	448,000	9.70	9.60
21/11/2000	330,000	9.72	9.72
22/11/2000	210,000	9.50	9.50
24/11/2000	250,000	9.50	9.45
28/11/2000	250,000	9.55	9.65
29/11/2000	206,000	9.50	9.35
30/11/2000	672,000	9.10	9.40
01/12/2000	250,000	9.50	9.45
12/12/2000	250,000	9.50	9.45

8. Action to be taken

A form of proxy for use at the forthcoming Annual General Meeting is enclosed in the Annual Report for Year 2000 being sent to Shareholders together with this document. Whether or not you intend to attend this Meeting, you are requested to complete and return the form of proxy to the Company's registered office at 49/F, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong not less than 48 hours before the time appointed for the Meeting. The return of a form of proxy will not preclude a Shareholder from attending and voting in person at the Meeting.

9. Recommendation

The Directors consider that the granting of the mandates to issue shares and repurchase shares are in the best interests of the Company and its Shareholders and accordingly recommend that all Shareholders should vote in favour of the ordinary resolutions numbered 5, 6 and 7 to be proposed at the forthcoming Annual General Meeting.

Yours faithfully,
H.C. Lee
Chairman

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt about this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Hysan Development Company Limited on or before 8 May 2001, you should at once hand this circular and the accompanying form of election to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED
(希 慎 興 業 有 限 公 司)

(Incorporated under Hong Kong Companies Ordinance, Cap 32 with limited liability)

Directors:
Hon Chiu LEE *(Chairman)*
The Honourable LEE Quo-Wei *(Deputy Chairman)*
Peter Ting Chang LEE *(Managing Director)*
Sir David AKERS-JONES *(Independent Non-Executive Director)*
Victor Kwok King FUNG *(Independent Non-Executive Director)*
Fa-kuang HU
Hans Michael JEBSEN
Per JORGENSEN *(Independent Non-Executive Director)*
Anthony Hsien Pin LEE
Chien LEE
Michael Tze Hau LEE
Michael Chi Kung MOY *(Chief Financial Officer & Director)*
Deanna Ruth Tak Yung RUDGARD
Pauline Wah Ling YU WONG *(Director, Property)*
Geoffrey Meou-tsen YEH

Registered Office:
49th Floor
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

8 May 2001

Dear Shareholder(s),

FINAL DIVIDEND FOR THE YEAR ENDED 31 DECEMBER 2000
OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND

INTRODUCTION

At the Annual General Meeting of Shareholders of the Company held on 8 May 2001, an ordinary resolution had been passed to declare a final dividend of HK$0.31 per ordinary share ("Share(s)") in the capital of the Company.

The final dividend is payable in cash with a scrip dividend alternative (the "Scrip Dividend") to shareholders whose names appeared on the Register of Members on 8 May 2001 (the "Record Date"). The latest time for submission of transfer forms to qualify for the final dividend was 4:00 p.m. on Thursday, 3 May 2001.

The purpose of this circular is to set out the procedures which apply in relation to the Scrip Dividend.

DETAILS OF THE SCHEME

Shareholders have the choice of receiving in respect of each existing Share:

(a) a cash dividend of HK$0.31; or

(b) an allotment of new Shares ("New Shares") credited as fully paid, save for adjustment for fractional entitlements, having a Market Value (as defined below) equal to the dividend of HK$0.31 which the shareholder would otherwise receive in cash; or

(c) partly cash and partly New Shares.

The number of New Shares to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the Market Value of HK$10.13. This was the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the last five consecutive Stock Exchange dealing days commencing on 2 May 2001, the first day the Shares traded ex dividend.

The formula used for calculating the entitlement is as follows:

Number of Shares held as at 8 May 2001 x HK$0.31 = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{HK\$10.13}} = \begin{array}{c}\text{Maximum number of New Shares}\\ \text{(rounded down to the nearest whole number)}\end{array}$$

Fractions of New Shares under choices (b) and (c) above will not be allotted to shareholders and entitlements to Shares will be rounded down to the nearest whole number. Fractional entitlements will be aggregated and sold and the benefit thereof will accrue to the Company.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND WARRANTS AND SHARE CERTIFICATES

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders at their risks on or about 5 June 2001. The New Shares will be issued pursuant to the general mandate granted by the shareholders on 8 May 2001 and will, on allotment and issue, rank pari passu in all respects with the existing Shares save that they will not rank for the final dividend for the year ended 31 December 2000.

Subject to the granting of listing of, and permission to deal in the New Shares on the Stock Exchange, such New Shares will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited for deposit, clearance and settlement in the Central Clearing and Settlement System ("CCASS") with effect from the commencement date of dealings in the New Shares on the Stock Exchange or such other date as determined by Hong Kong Securities Clearing Company Limited. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. Investors should seek the advice of their stockbroker or other professional adviser for details of those settlement arrangements and how such arrangements will affect their rights and interests.

The Shares of the Company are listed and dealt in on the Stock Exchange. None of the equity or debt securities of the Company are otherwise listed or dealt in on any other stock exchange nor is listing of or permission to deal in on any other exchange being or proposed to be sought.

FORM OF ELECTION

A form of election has been prepared for use by shareholders who wish to receive the final dividend wholly in the form of New Shares or partly in cash and partly in the form of New Shares, or to make a permanent election to receive Shares in lieu of any further dividend in cash form and is enclosed with this circular.

If you wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares, you should complete and sign the form of election in accordance with the instructions printed thereon and return it so that it is received by the Share Registrars and Transfer office of the Company, Standard Registrars Limited, 5/F Wing On Centre, 111 Connaught Road Central, Hong Kong ("the Registrars") so as to arrive not later than 4:00 p.m. on Wednesday, 30 May 2001. No acknowledgement of receipt of the form of election will be issued.

If you wish to receive the whole of the final dividend in cash you should NOT complete the form of election.

Shareholders who do not specify the number of Shares in respect of which they are electing to receive an allotment of New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding on the Record Date, then they will be deemed to have chosen to receive New Shares in respect of all the Shares of which they were then registered as the holders.

Shareholders who elect to receive the final dividend wholly in the form of New Shares may also elect to receive all future dividends, which are declared in cash with an option to receive New Shares, wholly in the form of New Shares by completing Box D on the form of election. Shareholders who have elected to receive all future dividends wholly in the form of New Shares and wish to continue to receive dividends wholly in the form of New Shares would not be sent forms of election. Such election or a notice not to be sent forms of election may be revoked at any time by giving seven days' notice in writing to the Registrars. Forms of election in respect of future dividends will not be sent to shareholders who make an election or give the aforesaid notice unless they notify the Registrars of their wish to revoke their election or notice.

OVERSEAS SHAREHOLDERS

The form of election has not been sent to shareholders with a registered address in the United States of America or any of its territories or possessions or Canada as the Directors have resolved that in view of securities legislation applicable in those jurisdictions, such shareholders should not be permitted to receive the final dividend in scrip form. Such shareholders will receive the final dividend wholly in cash. All shareholders resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to receive the final dividend in scrip form or whether any government or other consents are required or other formalities need to be observed. No shareholder receiving a copy of this circular and/or a form of election in any territory outside Hong Kong may treat the same as an invitation to elect for Shares unless in the relevant territory such invitation could lawfully be made to him without the Company having to obtain any registration or comply with other legal requirements, governmental or regulatory procedures or any similar formalities. It is the responsibility of any person outside Hong Kong who wishes to receive New Shares under this scheme to comply with the laws of the relevant jurisdictions including obtaining any registration or complying with other legal requirements, governmental or regulatory procedures or any similar formalities. Persons who receive New Shares in lieu of the cash dividend must also comply with any restrictions on the resale of the Shares which may apply outside Hong Kong.

GENERAL

Whether or not it is to your advantage to elect to receive New Shares instead of cash, in whole or in part, will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom must be solely the responsibility of each shareholder. If you are in any doubt as to what to do, you should consult your professional advisers.

Shareholders who are trustees are recommended to take professional advice as to whether a decision to receive New Shares is within their powers and as to the effect of such decision having regard to the terms of the trust instrument.

TIMETABLE OF EVENTS

	2001
Shares quoted ex-dividend	Wednesday, 2 May
Book closing dates	Friday, 4 May to Tuesday, 8 May
Record date for the final dividend	Tuesday, 8 May
Final date for receipt of forms of election by the Registrars	4:00 p.m. on Wednesday, 30 May
Payment date for dividend warrants and certificates for New Shares mailed	on or about Tuesday, 5 June
Expected first day of dealings in New Shares in Hong Kong	Thursday, 7 June

ADJUSTMENTS TO SUBSCRIPTION PRICES IN RELATION TO SHARE OPTIONS GRANTED UNDER THE EXECUTIVE SHARE OPTION SCHEME

The Directors have been advised that in accordance with the terms of the Executive Share Option Scheme adopted by the Company on 28 April 1995, the Scrip Dividend will not result in any adjustment to the subscription prices payable on the exercise of the options granted under the Executive Share Option Scheme.

Yours faithfully,
H. C. Lee
Chairman

此乃要件　請即處理

閣下如對本通函有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已於二零零一年五月八日或以前將名下希慎興業有限公司股份全部售出，應立即將本通函連同隨附之選擇表格送交買主或經手買賣之銀行或股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本通函內容概不負責，對其準確性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED
（希慎興業有限公司）

（根據香港公司條例第32章註冊成立之有限公司）

董事：
利漢釗 *（主席）*
利國偉 大紫荊勳賢 *（副主席）*
利定昌 *（常務董事）*
鍾逸傑爵士 *（獨立非執行董事）*
馮國經 *（獨立非執行董事）*
胡法光
Hans Michael JEBSEN
Per JORGENSEN *（獨立非執行董事）*
利憲彬
利乾
利子厚
梅子敬 *（財務董事）*
利德蓉
黃于華玲 *（物業董事）*
葉謀遵

註冊辦事處：
香港
希慎道33號
利園宏利保險大廈49樓

敬啟者：

截至二零零零年十二月三十一日止年度之末期股息
選擇收取股份以代替現金股息

緒言

本公司於二零零一年五月八日召開之股東週年大會上通過一項普通決議案，議決派發末期股息每股普通股股份（「股份」）港幣0.31元。

末期股息將以現金派發並附有以股代息選擇（「以股代息」）予二零零一年五月八日（「記錄日期」）登記於股東名冊上各股東。如欲收取末期股息，股份過戶表格最遲須於二零零一年五月三日（星期四）下午四時前呈交。

本通函旨在説明有關以股代息之程序。

計劃之詳情

有關股東現時持有之每股股份可作如下選擇：

(i) 收取現金股息港幣0.31元；或

(ii) 獲配發市值（按下文所載定義）相等於該股東原應以現金收取之股息港幣0.31元，並入賬列為已繳足股款新股份（「新股」）（對零碎股份之調整除外）；或

(iii) 收取部份現金及部份新股。

選擇收取代息股份之股東可獲配發之新股數目計算方式是將股東原本應收取之現金股息總額除以港幣10.13元之市值。市值乃指本公司股份由二零零一年五月二日（此等股份除息交易之首天）起五個連續交易日在香港聯合交易所有限公司（「聯交所」）之平均收市價。

計算應收新股之公式如下：

於二零零一年五月八日持有股份數目 × 港幣0.31元 ＝ 最高股息額

$$\frac{\text{最高股息額}}{\text{港幣10.13元}} = \text{新股最高數目（向下調整至對下一個整數）}$$

如選擇上述(ii)及(iii)項之股東，將不會獲配發零碎股份，應付之代息股份股數將向下調整至最近之整數，零碎股份將彙集並出售，而有關收益概歸本公司所有。

於聯交所上市及寄發股息支票及股票

本公司已向聯交所提出申請批准新股上市及買賣。預期股息支票及／或新股股票（倘新股之上市申請獲得批准）將於二零零一年六月五日（或相近日期）寄予各股東，如有郵誤，由股東自行負責。發行及配發新股將根據於二零零一年五月八日獲股東批准之授權，新股與本公司現已發行之股份享有各方面同等權益，惟不獲發此次末期股息。

倘新股獲聯交所批准上市及買賣後，該等新股將獲香港中央結算有限公司接納為合資格證券，新股將自其於聯交所開始買賣日或香港中央結算有限公司指定之其他日期起可於中央結算及交收系統（「中央結算系統」）內寄存、結算及交收。聯交所參與者間交易之交收需待交易日後第二個交易日於中央結算系統進行交收。所有中央結算系統之服務均依據其當時有效之一般規則及運作程序進行。投資者應就結算安排之詳情及該安排對其權利及利益之影響向其股票經紀或其他專業顧問諮詢意見。

本公司之股份在聯交所上市及買賣。本公司之股本證券或債務證券並無在任何其他證券交易所上市或買賣或申請上市，現時也無意在其他證券交易所申請上市買賣。

選擇表格

隨本通函附上一份選擇表格，以供股東就收取末期股息選擇全部收取新股或部份收取現金及部份收取新股，或現在作出長期性選擇收取股份以代替日後之一切現金股息。

閣下如欲收取新股代替全部或部份現金股息，應依照選擇表格上印備之指示填寫及簽署，最遲須於二零零一年五月三十日（星期三）下午四時正前交回本公司之股票登記及過戶處，標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓（「股票登記及過戶處」）。交回之選擇表格將不會獲發收據。

閣下如以現金方式收取全部末期股息，則不須填寫選擇表格。

選擇以新股代息之股東，而無指明選擇以新股代息之股份數目，又或其指明數目較記錄日期之登記持股量為多，則將視作已就彼等當日所持之所有股份選擇以新股代息。

選擇收取新股代替全部末期股息、及選擇就將來以現金派發股息（並附有以股代息選擇時）全部收取新股的股東，請填寫選擇表格內之丁欄。已選擇將來收取新股代替全部股息並欲繼續以新股收取全部股息之股東，則不會寄予選擇表格。股東可隨時向股票登記及過戶處給予七日書面通知，將是項選擇或通知撤銷。凡已作出此項選擇或已發出通知之股東，本公司今後派息時將不再寄發選擇表格，除非該股東知會股票登記及過戶處將是項選擇或通知撤銷。

海外股東

凡註冊地址乃在美國或其他任何領土或屬土或加拿大之股東均不獲寄予選擇表格，鑑於當地有關之證券法例，董事會決定該等股東均不准選擇以股代息之方式收取末期股息。所有該等股東將全部以現金收取此次派發之末期股息。所有身居香港以外之股東應諮詢其專業顧問以確定他們是否准許以股代息之方式收取末期股息或是否需要政府或其他方面之同意或辦理其他手續。任何股東如在香港以外地區收到本通函及／或選擇表格，均不應視之為本公司邀請選擇新股，除非有關法律允許本公司可向該股東發出邀請而毋須取得任何註冊登記或遵照其他法例規定、政府或監管程序或任何類似手續。在香港以外之人仕如欲根據以股代息計劃收取新股，須自行承擔責任，以遵守有關司法地區之法律規定，包括取得任何註冊登記或遵照其他法例規定、政府或監管程序或任何類似手續。收取新股以代替現金股息之人仕，亦必須遵守在香港以外地區轉售股票時所遇到之任何限制。

一般資料

選擇全部或部份收取新股以代替現金是否對 閣下有利，乃視乎 閣下之個別情況而定。此方面之決定及其所引致之一切後果為個別股東之責任。 閣下如有任何疑問，應諮詢 閣下之專業顧問。

身為信託人之股東應諮詢專業顧問之意見，根據有關信託契約內之條款，以確定他們是否有權選擇收取新股及作出該選擇之影響。

時間表

	二零零一年
股份除息報價	五月二日（星期三）
股東名冊截止登記日期	五月四日（星期五）至五月八日（星期二）
末期股息記錄日期	五月八日（星期二）
股票登記及過戶處最後收回選擇表格之日期	五月三十日（星期三）下午四時正
寄發股息單及新股股票之日期	約於六月五日（星期二）
預計新股在香港首日買賣之日期	六月七日（星期四）

調整行政人員購股權計劃之認購價

根據董事會所獲提供之意見，依據一九九五年四月二十八日本公司採納行政人員購股權計劃之條款，以股代息將不會導致按行政人員購股權計劃授予可行使購股權所涉及之認購價作出任何調整。

此致

列位股東 台照

主席
利漢釗
謹啟

二零零一年五月八日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt about this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Hysan Development Company Limited on or before 21 September 2001, you should at once hand this circular and the accompanying form of election to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED
希 慎 興 業 有 限 公 司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

Directors:
Peter Ting Chang LEE *(Chairman and Managing Director)*
Sir David AKERS-JONES*
(Independent Non-Executive Deputy Chairman)
Victor Kwok King FUNG* *(Independent Non-Executive Director)*
Fa-kuang HU*
Hans Michael JEBSEN*
Per JORGENSEN* *(Independent Non-Executive Director)*
Anthony Hsien Pin LEE*
Chien LEE*
Michael Tze Hau LEE*
Michael Chi Kung MOY *(Chief Financial Officer & Director)*
Deanna Ruth Tak Yung RUDGARD*
Pauline Wah Ling YU WONG *(Director, Property)*
Geoffrey Meou-tsen YEH* *(Independent Non-Executive Director)*

* *Non-executive Director*

Registered Office:
49th Floor
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

21 September 2001

Dear Shareholder(s),

INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 30 JUNE 2001
OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND

INTRODUCTION

At a Meeting of the Board of Directors of the Company held on 4 September 2001, an ordinary resolution had been passed to declare an interim dividend of HK10 cents per ordinary share ("Share(s)") in the capital of the Company.

The interim dividend is payable in cash with a scrip dividend alternative (the "Scrip Dividend") to shareholders whose names appeared on the Register of Members on 21 September 2001 (the "Record Date"). The latest time for submission of transfer forms to qualify for the interim dividend was 4:00 p.m. on Tuesday, 18 September 2001.

The purpose of this circular is to set out the procedures which apply in relation to the Scrip Dividend.

DETAILS OF THE SCHEME

Shareholders have the choice of receiving in respect of each existing Share:

(a) a cash dividend of HK10 cents; or

(b) an allotment of new Shares ("New Shares") credited as fully paid, save for adjustment for fractional entitlements, having a Market Value (as defined below) equal to the dividend of HK10 cents which the shareholder would otherwise receive in cash; or

(c) partly cash and partly New Shares.

The number of New Shares to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the Market Value of HK$6.67. This was the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the last five consecutive Stock Exchange dealing days commencing on 17 September 2001, the first day the Shares traded ex dividend.

The formula used for calculating the entitlement is as follows:

Number of Shares held as at 21 September 2001 x HK10 cents = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{HK\$6.67}} = \begin{array}{c}\text{Maximum number of New Shares}\\ \text{(rounded down to the nearest whole number)}\end{array}$$

Fractions of New Shares under choices (b) and (c) above will not be allotted to shareholders and entitlements to Shares will be rounded down to the nearest whole number. Fractional entitlements will be aggregated and sold and the benefit thereof will accrue to the Company.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND WARRANTS AND SHARE CERTIFICATES

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders at their risks on or about 26 October 2001. The New Shares will be issued pursuant to the general mandate granted by the shareholders on 8 May 2001 and will, on allotment and issue, rank pari passu in all respects with the existing Shares save that they will not rank for the interim dividend for the six months ended 30 June 2001.

Subject to the granting of listing of, and permission to deal in the New Shares on the Stock Exchange, such New Shares will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited for deposit, clearance and settlement in the Central Clearing and Settlement System ("CCASS") with effect from the commencement date of dealings in the New Shares on the Stock Exchange or such other date as determined by Hong Kong Securities Clearing Company Limited. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. Investors should seek the advice of their stockbroker or other professional adviser for details of those settlement arrangements and how such arrangements will affect their rights and interests.

The Shares of the Company are listed and dealt in on the Stock Exchange. None of the equity or debt securities of the Company are otherwise listed or dealt in on any other stock exchange nor is listing of or permission to deal in on any other exchange being or proposed to be sought.

FORM OF ELECTION

A form of election has been prepared for use by shareholders who wish to receive the interim dividend wholly in the form of New Shares or partly in cash and partly in the form of New Shares, or to make a permanent election to receive Shares in lieu of any further dividend in cash form and is enclosed with this circular.

If you wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares, you should complete and sign the form of election in accordance with the instructions printed thereon and return it so that it is received by the Share Registrars and Transfer office of the Company, Standard Registrars Limited, 5/F Wing On Centre, 111 Connaught Road Central, Hong Kong ("the Registrars") so as to arrive not later than 4:00 p.m. on Friday, 19 October 2001. No acknowledgement of receipt of the form of election will be issued.

If you wish to receive the whole of the interim dividend in cash you should NOT complete the form of election.

Shareholders who do not specify the number of Shares in respect of which they are electing to receive an allotment of New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding on the Record Date, then they will be deemed to have chosen to receive New Shares in respect of all the Shares of which they were then registered as the holders.

Shareholders who elect to receive the interim dividend wholly in the form of New Shares may also elect to receive all future dividends, which are declared in cash with an option to receive New Shares, wholly in the form of New Shares by completing Box D on the form of election. Shareholders who have elected to receive all future dividends wholly in the form of New Shares and wish to continue to receive dividends wholly in the form of New Shares would not be sent forms of election. Such election or a notice not to be sent forms of election may be revoked at any time by giving seven days' notice in writing to the Registrars. Forms of election in respect of future dividends will not be sent to shareholders who make an election or give the aforesaid notice unless they notify the Registrars of their wish to revoke their election or notice.

OVERSEAS SHAREHOLDERS

The form of election has not been sent to shareholders with a registered address in the United States of America or any of its territories or possessions or Canada as the Directors have resolved that in view of securities legislation applicable in those jurisdictions, such shareholders should not be permitted to receive the interim dividend in scrip form. Such shareholders will receive the interim dividend wholly in cash. All shareholders resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to receive the interim dividend in scrip form or whether any government or other consents are required or other formalities need to be observed. No shareholder receiving a copy of this circular and/or a form of election in any territory outside Hong Kong may treat the same as an invitation to elect for Shares unless in the relevant territory such invitation could lawfully be made to him without the Company having to obtain any registration or comply with other legal requirements, governmental or regulatory procedures or any similar formalities. It is the responsibility of any person outside Hong Kong who wishes to receive New Shares under this scheme to comply with the laws of the relevant jurisdictions including obtaining any registration or complying with other legal requirements, governmental or regulatory procedures or any similar formalities. Persons who receive New Shares in lieu of the cash dividend must also comply with any restrictions on the resale of the Shares which may apply outside Hong Kong.

GENERAL

Whether or not it is to your advantage to elect to receive New Shares instead of cash, in whole or in part, will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom must be solely the responsibility of each shareholder. If you are in any doubt as to what to do, you should consult your professional advisers.

Shareholders who are trustees are recommended to take professional advice as to whether a decision to receive New Shares is within their powers and as to the effect of such decision having regard to the terms of the trust instrument.

TIMETABLE OF EVENTS

	2001
Shares quoted ex-dividend	Monday, 17 September
Book closing dates	Wednesday, 19 September to Friday, 21 September
Record date for the interim dividend	Friday, 21 September
Final date for receipt of forms of election by the Registrars	4:00 p.m. on Friday, 19 October
Payment date for dividend warrants and certificates for New Shares mailed	on or about Friday, 26 October
Expected first day of dealings in New Shares in Hong Kong	Monday, 29 October

ADJUSTMENTS TO SUBSCRIPTION PRICES IN RELATION TO SHARE OPTIONS GRANTED UNDER THE EXECUTIVE SHARE OPTION SCHEME

The Directors have been advised that in accordance with the terms of the Executive Share Option Scheme adopted by the Company on 28 April 1995, the Scrip Dividend will not result in any adjustment to the subscription prices payable on the exercise of the options granted under the Executive Share Option Scheme.

Yours faithfully,
Peter T.C. Lee
Chairman and Managing Director

此乃要件　請即處理

閣下對本文件如有任何疑問，應諮詢股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

Hysan希慎

有關發行新股及購回股份之
一般性授權之建議

HYSAN DEVELOPMENT COMPANY LIMITED
（希 慎 興 業 有 限 公 司）
(根據香港公司條例第32章註冊成立之有限公司)

希慎興業有限公司將於二零零一年五月八日（星期二）舉行股東週年大會，該大會通告載於隨本文件一併寄出之2000年度年報第六十七頁及六十八頁內。

股東應採取之行動載於本文件第五頁內。無論　閣下能否出席該股東週年大會，均請按照2000年度年報附奉之代表委任表格上印列之指示填妥及盡快交回代表委任表格。

二零零一年三月二十日

HYSAN DEVELOPMENT COMPANY LIMITED
（希 慎 興 業 有 限 公 司）

（根據香港公司條例第32章註冊成立之有限公司）

2

董事：
利漢釗 *（主席）*
利國偉大紫荊勳賢 *（副主席）*
利定昌 *（常務董事）*
鍾逸傑爵士 *（獨立非執行董事）*
馮國經 *（獨立非執行董事）*
胡法光
Hans Michael JEBSEN
Per JORGENSEN *（獨立非執行董事）*
利憲彬
利乾
利子厚
梅子敬 *（財務董事）*
利德蓉
黃于華玲 *（物業董事）*
葉謀遵

註冊辦事處：
香港
希慎道33號
利園宏利保險大廈49樓

敬啟者：

授權董事會發行新股建議

本文為説明函件，載有香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）規定刊載之資料，以供　閣下考慮上述建議。

於股東週年大會通告內所載第五項普通決議案，建議無條件授權董事會增發及處理數量不超過本公司於本決議案通過當日之已發行股本的20%新股，此項授權有效至下屆股東週年大會。

此外，普通決議案第七項擬擴大上述授予發行新股之授權，額外發行相當於本文件內所載普通決議案第六項有關購回本公司股份之數額；惟該數額不得超過本公司於決議案通過當日本公司已發行股本面值總數10%。

就普通決議案第五項而言，董事會茲聲明：董事會現時並無任何計劃發行本公司之新股。要求股東授權之原因，乃遵照公司條例第57B條及上市規則而提出。

本公司於二零零零年五月八日舉行之去屆股東週年大會上授予董事會購回本公司每股面值港幣五元股份(「本公司股份」)之一般性授權，即將於二零零一年五月八日舉行之應屆股東週年大會結束時失效，因此將於應屆股東週年大會上通過一項普通決議案，重新給予董事會一般性授權購回本公司股份。

本文為説明函件，乃遵照聯交所上市規則之有關規則而發出，該規則用於監管在聯交所具有第一上市地位之公司在聯交所購回其本身證券，並向 閣下提供所需資料，以考慮授權予董事會行使本公司之權力購回本公司股份之建議，於二零零一年三月二十日股東週年大會通告第六項所指之有關期間內購回不得超過本公司於通過決議案當日已發行股本的10%(「購回股份建議」)。

本文件亦構成公司條例第49BA(3)條所規定之備忘錄。

1. 股本

於二零零一年三月三十日(本文件付印前之最後實際可行日期)，本公司之已發行股本為1,030,251,303股，每股面值港幣五元。

如普通決議案第五項獲得通過及在二零零一年五月八日之股東週年大會舉行前並無發行額外股份，本公司根據購回股份建議，獲准購回本公司股份之數目將最多可達103,025,130股。

2. 購回股份之原因

董事會相信，購回股份建議符合本公司及本公司股東之最佳利益。

購回股份可提高本公司每股之資產淨值及／或盈利，惟須視乎當時市場情況或融資安排而定，並僅於董事會認為該項購回股份將有利於本公司及本公司股東時方予進行。

3. 用於購回股份之資金

本公司在購回股份時，用於購回股份之資金必須依照本公司組織章程大綱及細則與公司條例可作此用途之資金中撥支。公司條例規定，於購回股份時而償還之股本必須在公司條例准許下由本公司可供分派之盈利及／或用於購回股份而發行新股之款額支付。

若在建議之股份購回期間內，全面實施本公司之購回股份建議，本公司之營運資金或資本與負債比率會有重大差別(相對於截至二零零零年十二月三十一日止年度年報內之已審核綜合賬目所披露之情況而言)。然而，董事會倘認為購回股份對本公司所需營運資金或資本與負債比率會有重大之不利影響時，則不會行使該購回股份權力。

4. 股份價格

本文件付印前十二個月，本公司股份在聯交所每月之最高及最低買賣價格如下：

	最高價	最低價
	港元	*港元*
二零零零年		
三月	8.95	7.60
四月	9.00	8.00
五月	8.90	7.65
六月	8.75	8.00
七月	10.45	8.25
八月	11.60	9.80
九月	11.95	10.05
十月	10.70	9.45
十一月	10.15	8.85
十二月	11.05	9.20
二零零一年		
一月	14.00	10.55
二月	14.50	12.75

5. 承諾

董事會已向聯交所作出承諾，在行使購回股份授權時，只要有關規則及法例適用，彼等將根據普通決議案第六項及按照上市規則及公司條例進行。

目前並無任何董事或(於作出一切合理查詢後據彼等所知)與其有關之聯繫人士有意於股東批准購回股份建議後出售任何本公司股份予本公司。

本公司現時並無接獲關連人士(按上市規則之定義)通知，彼等目前有意在公司獲股東批准購回股份建議後，出售本公司股份予本公司，或已承諾不會向本公司出售本公司股份。

2

6. 香港公司收購、合併及股份購回守則

倘按照購回股份建議，本公司行使權力購回公司股份時，令其中一個股東佔有本公司有表決權股份比例增加，則就香港公司收購及合併守則(「收購守則」)第26條而言，該項增加將作為一項收購處理，並可能導致須提出強制性收購之責任。

目前，利希慎置業有限公司及其若干附屬公司均為本公司之主要股東，彼等間接持有本公司之已發行股本，約為41.64%。若董事會根據股份購回建議行使購回股份之全部權力，利希慎置業有限公司及其若干附屬公司於本公司所持股權，將約增加至46.27%。

是項增加將會導致須遵照收購守則第32條提出強制性收購之責任。董事會暫時無意行使購回股份之建議而導致其須進行強制收購。

7. 本公司購買股份

在本文件日期之前六個月內，本公司購回股份之詳情如下：

		每股購回價	
日期	**購回股份數目**	**最高**	**最低**
		港元	*港元*
13/11/2000	250,000	9.25	9.00
14/11/2000	6,000	9.20	9.20
15/11/2000	30,000	9.50	9.50
16/11/2000	378,000	9.75	9.60
17/11/2000	483,000	9.60	9.60
20/11/2000	448,000	9.70	9.60
21/11/2000	330,000	9.72	9.72
22/11/2000	210,000	9.50	9.50
24/11/2000	250,000	9.50	9.45
28/11/2000	250,000	9.55	9.65
29/11/2000	206,000	9.50	9.35
30/11/2000	672,000	9.10	9.40
01/12/2000	250,000	9.50	9.45
12/12/2000	250,000	9.50	9.45

8. 應予採取之行動

茲隨同本文件一併寄予股東之二零零零年度年報附奉應屆股東週年大會適用之代表委任表格。無論　閣下是否有意出席會議，均務請填妥代表委任表格，並於會議指定舉行時間四十八小時前交回本公司之註冊辦事處，地址為香港希慎道33號利園宏利保險大廈49樓。股東交回代表委任表格後仍可親自出席會議及於會上投票。

9. 推薦意見

董事會認為授予購回股份及發行股份之授權符合本公司及其股東之最佳利益，故推薦全體股東投票贊成將於應屆股東週年大會上提呈之第五、六及七項普通決議案。

此　致

列位股東　台照

主席
利漢釗
謹啟

二零零一年三月二十日

HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司

（根據香港公司條例第32章註冊成立之有限公司）

董事：
利定昌 *（主席兼常務董事）*
鍾逸傑爵士* *（獨立非執行副主席）*
馮國經* *（獨立非執行董事）*
胡法光*
Hans Michael JEBSEN*
Per JORGENSEN* *（獨立非執行董事）*
利憲彬*
利乾*
利子厚*
梅子敬 *（財務董事）*
利德蓉*
黃于華玲 *（物業董事）*
葉謀遵* *（獨立非執行董事）*

* *非執行董事*

註冊辦事處：
香港
希慎道33號
利園宏利保險大廈49樓

敬啟者：

截至二零零一年六月三十日止六個月之中期股息
選擇收取股份以代替現金股息

緒言

本公司於二零零一年九月四日召開之董事會會議上通過一項普通決議案，議決派發中期股息每股普通股股份（「股份」）10港仙。

中期股息將以現金派發並附有以股代息選擇(「以股代息」)予於二零零一年九月二十一日(「記錄日期」)登記於股東名冊上各股東。如欲收取中期股息,股份過戶表格最遲須於二零零一年九月十八日(星期二)下午四時前呈交。

本通函旨在説明有關以股代息之程序。

計劃之詳情

有關股東現時持有之每股股份可作如下選擇:

(i) 收取現金股息10港仙;或

(ii) 獲配發市值(按下文所載定義)相等於該股東原應以現金收取之股息10港仙,並入賬列為已繳足股款新股份(「新股」)(對零碎股份之調整除外);或

(iii) 收取部份現金及部份新股。

選擇收取代息股份之股東可獲配發之新股數目計算方式是將股東原本應收取之現金股息總額除以6.67港元之市值。市值乃指本公司股份由二零零一年九月十七日(此等股份除息交易之首天)起五個連續交易日在香港聯合交易所有限公司(「聯交所」)之平均收市價。

計算應收新股之公式如下:

於二零零一年九月二十一日持有股份數目 × 10港仙 = 最高股息額

$$\frac{\text{最高股息額}}{\text{6.67港元}} = \text{新股最高數目（向下調整至對下一個整數）}$$

如選擇上述(ii)及(iii)項之股東,將不會獲配發零碎股份,應付之代息股份股數將向下調整至最近之整數,零碎股份將彙集並出售,而有關收益概歸本公司所有。

於聯交所上市及寄發股息支票及股票

本公司已向聯交所提出申請批准新股上市及買賣。預期股息支票及/或新股股票(倘新股之上市申請獲得批准)將於二零零一年十月二十六日(或相近日期)寄予各股東,如有郵誤,由股東自行負責。發行及配發新股將根據於二零零一年五月八日獲股東批准之授權,新股與本公司現已發行之股份享有各方面同等權益,惟不獲發此次中期股息。

倘新股獲聯交所批准上市及買賣後，該等新股將獲香港中央結算有限公司接納為合資格證券，新股將自其於聯交所開始買賣日或香港中央結算有限公司指定之其他日期起可於中央結算及交收系統（「中央結算系統」）內寄存、結算及交收。聯交所參與者間交易之交收需待交易日後第二個交易日於中央結算系統進行交收。所有中央結算系統之服務均依據其當時有效之一般規則及運作程序進行。投資者應就結算安排之詳情及該安排對其權利及利益之影響向其股票經紀或其他專業顧問諮詢意見。

本公司之股份在聯交所上市及買賣。本公司之股本證券或債務證券並無在任何其他證券交易所上市或買賣或申請上市，現時也無意在其他證券交易所申請上市買賣。

選擇表格

隨本通函附上一份選擇表格，以供股東就收取中期股息選擇全部收取新股或部份收取現金及部份收取新股，或現在作出長期性選擇收取股份以代替日後之一切現金股息。

閣下如欲收取新股代替全部或部份現金股息，應依照選擇表格上印備之指示填寫及簽署，最遲須於二零零一年十月十九日（星期五）下午四時正前交回本公司之股票登記及過戶處，標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓（「股票登記及過戶處」）。交回之選擇表格將不會獲發收據。

閣下如以現金方式收取全部中期股息，則不須填寫選擇表格。

選擇以新股代息之股東，而無指明選擇以新股代息之股份數目，又或其指明數目較記錄日期之登記持股量為多，則將視作已就彼等當日所持之所有股份選擇以新股代息。

選擇收取新股代替全部中期股息、及選擇就將來以現金派發股息（並附有以股代息選擇時）全部收取新股的股東，請填寫選擇表格內之丁欄。已選擇將來收取新股代替全部股息並欲繼續以新股收取全部股息之股東，則不會寄予選擇表格。股東可隨時向股票登記及過戶處給予七日書面通知，將是項選擇或通知撤銷。凡已作出此項選擇或已發出通知之股東，本公司今後派息時將不再寄發選擇表格，除非該股東知會股票登記及過戶處將是項選擇或通知撤銷。

海外股東

凡註冊地址乃在美國或其他任何領土或屬土或加拿大之股東均不獲寄予選擇表格，鑑於當地有關之證券法例，董事會決定該等股東均不准選擇以股代息之方式收取中期股息。所有該等股東將全部以現金收取此次派發之中期股息。所有身居香港以外之股東應諮詢其專業顧問以確定他們是否獲准以股代息之方式收取中期股息或是否需要政府或其他方面之同意或辦理其他手續。任何股東如在香港以外地區收到本通函及／或選擇表格，均不應視之為本公司邀請選擇新股，除非有關法律允許本公司可向該股東發出邀請而毋須取得任何註冊登記或遵照其他法例規定、政府或監管程序或任何類似手續。在香港以外之人仕如欲根據以股代息計劃收取新股，須自行承擔責任，以遵守有關司法地區之法律規定，包括取得任何註冊登記或遵照其他法例規定、政府或監管程序或任何類似手續。收取新股以代替現金股息之人仕，亦必須遵守在香港以外地區轉售股票時所遇到之任何限制。

一般資料

選擇全部或部份收取新股以代替現金是否對 閣下有利，乃視乎 閣下之個別情況而定。此方面之決定及其所引致之一切後果為個別股東之責任。 閣下如有任何疑問，應諮詢 閣下之專業顧問。

身為信託人之股東應諮詢專業顧問之意見，根據有關信託契約內之條款，以確定他們是否有權選擇收取新股及作出該選擇之影響。

時間表

	二零零一年
股份除息報價	九月十七日（星期一）
股東名冊截止登記日期	九月十九日（星期三） 至九月二十一日（星期五）
中期股息記錄日期	九月二十一日（星期五）
股票登記及過戶處最後收回選擇表格之日期	十月十九日（星期五） 下午四時正
寄發股息單及新股股票之日期	約於十月二十六日（星期五）
預計新股在香港首日買賣之日期	十月二十九日（星期一）

調整行政人員購股權計劃之認購價

根據董事會所獲提供之意見，依據一九九五年四月二十八日本公司採納行政人員購股權計劃之條款，以股代息將不會導致按行政人員購股權計劃授予可行使購股權所涉及之認購價作出任何調整。

此致

列位股東 台照

主席兼常務董事
利定昌
謹啟

二零零一年九月二十一日

02 APR 16 AM 11:

Appendix B

News Releases and Announcements	Date of Document
Interim Dividend for the six months ended 30 June 2000 - Option to receive shares in lieu of cash dividend and calculation of market value	04/10/2000
Appointment of Independent Non-executive Director	08/12/2000
Lee Theatre Plaza Set to Host New Esprit Mega Store *(News Release)*	15/03/2001
Hysan Development Company Limited – Annual Results 2000 *(News Release)*	20/03/2001
2000 Results Announcement	20/03/2001
Notice of Annual General Meeting	20/03/2001
Final Dividend for the year ended 31 December 2000 - Option to receive shares in lieu of cash dividend and calculation of market value	08/05/2001
Hysan Signs Agreement with Sincere to Consolidate Interests in Lee Theatre Plaza *(News Release)*	20/08/2001
Connected Transactions: Acquisition of Remaining 30% interests in Lee Theatre Plaza	20/08/2001
Hysan Development – 2001 Interim Results 2000 Highlights *(News Release)*	04/09/2001
2001 Interim Results	04/09/2001
Appointment of Independent Non-executive Director	08/09/2001
Interim Dividend for the six months ended 30 June 2001 - Option to receive shares in lieu of cash dividend and calculation of market value	21/09/2001
Waiver of the 25% monthly share repurchases restriction under Rule 10.06(2)(a) of the Listing Rules	28/09/2001
Hysan Development wins 2001 Corporate Governance Disclosure Gold Award *(News Release)*	26/10/2001
Hysan Development Signs EMTN Programme *(News Release)*	12/12/2001
Hysan Development Successfully Issues US$200M MTN Offering *(News Release)*	29/01/2002
Hysan Development Company Limited - Annual Results 2001 *(News Release)*	12/03/2002
2001 Final Results	12/03/2002
Notice of Annual General Meeting	12/03/2002

02 APR 16 AM 11:

Hysan Development Company Limited （希慎興業有限公司）

Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability

4 October 2000

INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 30 JUNE 2000 - OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND AND CALCULATION OF MARKET VALUE

On 5 September 2000, the Directors declared an interim dividend for 2000 of HK$0.11 per ordinary share (each as a "Share"), payable to shareholders where names appeared on the register of members on Tuesday, 3 October 2000. Eligible shareholders may elect to receive such dividend in the form of cash or in the form of new shares, or a combination of these.

The number of new shares of par value HK$5.00 each ("New Shares") to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the market value of a New Share (the "Market Value").

The Market Value has been determined to be HK$10.32, being the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the last five consecutive Stock Exchange dealing days commencing Tuesday, 26 September 2000 (the first day the shares traded ex dividend).

The formula used for calculating the entitlement is as follows:

Number of shares held as at 3 October 2000 x HK$0.11 = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{HK\$10.32}} = \text{maximum number of New Shares (rounded down to the nearest whole number)}$$

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. A circular to shareholders giving details of the scrip dividend, together with election form, will be sent to eligible shareholders on or about

Wednesday, 11 October 2000. Shareholders who wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares should complete and sign the form of election and return it to the Registrars of the Company, Standard Registrars Limited, 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on Thursday, 26 October 2000. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders at the risk of those entitled thereto on or about Wednesday, 1 November 2000. Expected first day of dealings in the New Shares in Hong Kong is Thursday, 2 November 2000.

By order of the Board
Wendy W. Y. Yung
Company Secretary
Hong Kong, 4 October 2000

Hysan 希慎

Hysan Development Company Limited (希慎興業有限公司)

Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability

8 December 2000

Appointment of Independent Non-executive Director

Hysan Development Company Limited ("the Company") is pleased to announce the appointment of Mr. Per Jorgensen as independent non-executive director of the Company effective 17 November 2000. Mr. Per Jorgensen was appointed non-executive director of the Company in 1981.

By order of the Board

Wendy W. Y. Yung

Company Secretary

Hong Kong, 8 December 2000

Hysan 希慎

NEWS RELEASE

Date: 15 March 2001

Lee Theatre Plaza Set to Host New Esprit Mega Store

Esprit Holdings Ltd. signs lease agreement with
Hysan Development Co. Ltd. to open the world's biggest Esprit store

Hong Kong, 23 March 2001 – Hysan Development Co. Ltd. announced today that it has signed a lease agreement with Esprit Holdings Ltd. in Lee Theatre Plaza, Causeway Bay. The largest Esprit store in the world will be located in one of the prime entertainment and shopping districts of Hong Kong. Occupying five storeys of the Lee Theatre Plaza and a total of 55,000 square feet, this landmark retail building will offer a unique range of services including hairdressing, shopping and café culture, encompassing and catering to all aspects of lifestyle in one single location.

"Hysan is delighted to have Esprit as one of our tenants," said Mrs. Pauline Wong, Director – Property of Hysan Development Co. Ltd.. "Esprit is one of the world's most successful retailers combining comfort, style and excitement in their products. We are confident that Esprit's dynamism will add more zest to the whole of Causeway Bay. Furthermore, the creation of Esprit's biggest store in Causeway Bay is testament to Esprit's – and Hysan's – confidence in the Hong Kong economy and reaffirms the popularity of the district amongst consumers."

The 22-storey Lee Theatre Plaza is one of the tallest retail centres in Hong Kong, with over 300,000 square feet of retail space. Located in the heart of Causeway Bay, it was formerly a renowned Chinese Opera House during the early part of the 20th century. Re-developed and re-opened in 1995, it has always been a landmark in Hong Kong with its sophisticated interior design and a unique dome-shaped ceiling that distinguishes it from other buildings in the area.

The new Esprit mega store will become the company's worldwide flagship store, filling the building from the ground to fourth floor. The mega store will be the first of the large scale Esprit stores to offer a complete range of lifestyle elements in one space, complementing and further defining the Esprit spirit. Not only will it feature Esprit's fashion and accessory lines for which

the company is renowned, but also a new *Salon Esprit*, as well as the new home accessories line and a new caffé to appeal to the stylish, working professional that is Esprit's core customer.

"Esprit is excited about having its largest store to date in the Lee Theatre Plaza," said Mr. Michael Ying, Chairman and CEO of Esprit Holdings Ltd.. "Causeway Bay is one of Hong Kong's most vibrant commercial areas and Esprit will now be a key retail destination in the district. When we open in April this year the general public of Hong Kong will experience the very essence of the Esprit spirit, and we are confident that our new mega store will become the epitome of contemporary lifestyle in Hong Kong."

- ends -

For further information, please contact:

Esther Gouw
Marketing Manager
Hysan Development Co. Ltd.
Tel: (852) 2895 5777
Fax: (852) 2907 4668
Email: esther.gouw@hysan.com.hk

Rago Lui
Marketing Executive
Esprit Retail (HK) Ltd.
Tel: (852) 2765 4321
Fax: (852) 2309 9083
Email: rago_lui@esprit.com.hk

Hysan 希慎

NEWS RELEASE

Date: 20 March 2001

HYSAN DEVELOPMENT COMPANY LIMITED - ANNUAL RESULTS 2000

- Rentals in Grade "A" office sector in prime locations recover
- Asset value uplift
- Current earnings continue to be affected by negative reversions
- Active management to serve the requirements of our customers today and in the future

	Year ended 31 December		
	2000	1999	Change %
	HK$'000	HK$'000	
Operating Profit	1,474,517	1,994,930	-26.1
Net Profit	850,173	1,203,958	-29.4
Net profit excluding investment property sales	849,823	721,396	17.8
	HK$	HK$	%
Earnings per share (basic and diluted)	0.82	1.16	-29.3
Dividends per share	0.42	0.4	5
	HK$	HK$	%
Net asset per share	22.48	19.5	15.3
	HK$ (million)	HK$ (million)	%
Shareholders funds	23,159	20,217	14.6

Hysan Development Company Limited (HKSE:14) today announced that its net profit for the year ended 31st December 2000 was HK$850 million compared with HK$1,204 million in 1999,

representing a decrease of 29.4 percent on the equivalent period in 1999. This is after consideration has been taken of the HK$482 million non-recurring gains from property sales in 1999. The Group's rental income decreased by 10.2 percent, mainly attributable to rent reviews and relettings secured at lower rents. Earnings per share were HK$0.82, also a decline of 29.3 percent (HK$1.16 for the same period in 1999).

"Our strategy is to deliver attractive and sustainable results to shareholders by active management. The fundamental drivers of our core market remain positive, providing a supportive background for our objective of delivering attractive shareholder value through active management. These will underpin future values particularly when rental reversions turn positive," said Mr. H.C. Lee, Chairman, Hysan Development Company Limited.

The general improvement in the overall leasing market that emerged during the first part of 2000 continued. This was felt particularly in the Grade "A" office sector in prime locations, where limited supply and a noticeably stronger occupier demand provided support for a significant rise in rentals during the review period. During the first part of the year, the Group concentrated on improving letting performance. The second half has seen further progress on this front, and in addition, the Group has focused on building and investing for the future.

"As we enter the new millennium, we live through a period of considerable change. Active management is therefore the key to serving the requirements of our tenants not only today, but in the future," said Mr. Peter T. C. Lee, Managing Director, Hysan Development Co. Ltd.

While there was some slowing in the demand trend in the fourth quarter, demand remains healthy. New supply of Grade "A" office space in prime locations will also remain constrained over the year ahead.

The Group's investment property portfolio, as valued externally by independent professional valuers, increased by 13% to HK$28,433 million (1999: HK$25,173 million). The revaluation surplus of HK$3,253 million was accordingly credited to reserves. Shareholders' funds at the year end were HK$23,159 million, up 14.6% from HK$20,217 million in 1999. Net asset value per share rose 15.3% in 2000, from HK$19.5 to HK$22.48. Improved values reflect the generally improved property investment markets in which the Group operates. A final dividend of HK$0.31 per share was recommended, which together with the interim dividend of HK$0.11 per share, represents an aggregate distribution of HK$0.42 per share, an increase of five percent for the year.

BOARD APPOINTMENTS

The Group has also announced that Mr. H. C. Lee, Chairman of the Board will retire after some twenty years with the Company, and will be stepping down as Chairman of the Board following the Annual General Meeting on Tuesday, 8 May 2001. Mr. Peter T.C. Lee, Managing Director will also become Chairman of the Board.

"Peter T. C. Lee has served as Managing Director for over two years, and first joined the Board in 1988. The success of Hysan Development is very much due to the efforts of the whole team. My thanks go to my dedicated colleagues on our board and staff. Under Peter's leadership, I believe that Hysan will move forward in the new millennium and add value for our shareholders," said outgoing Chairman, Mr. H.C. Lee.

At the same time, The Honourable Lee Quo-Wei, Deputy Chairman and Chairman of Hysan's Emoluments' Review Committee, will also step down after the Annual General Meeting. Sir David Akers-Jones, who has served the Board as non-executive Director and as Chairman of the Audit Committee will become non-executive Deputy Chairman as from the end of the AGM on 8 May.

"We would like to record our great appreciation to The Honourable Lee Quo-Wei for all that he has done for the Group over the years. We also extend our thanks to Sir David Akers-Jones, and welcome him as our Deputy Chairman," said H.C. Lee.

THE WAY AHEAD

Hysan Development believes it has the critical mass and strong market position in its core business to deliver attractive returns through active management. The Group is not, understandably, immune to economic conditions outside its control. Careful risk management will thus be as important as ever. Hysan Development's strategy therefore also embraces financial objectives, which are founded upon maintaining a strong and flexible balance sheet and an emphasis upon strong financial controls.

"Looking back on our solid foundation and looking forward with considerable confidence in our future directions, I believe that we are well placed to achieve our aim of delivering an attractive return without undue risk," concluded Mr. H.C. Lee.

Hysan Development Company Limited owns, develops and manages some 4.7 million square feet of high quality investment properties. With origins dating back to the 1920s, it is the largest commercial landlord in Hong Kong's prime office and retail Causeway Bay area.

Full text of the preliminary announcement and other corporate information can also be found at: www.hysan.com.hk or irasia.com/listco/hk/hysan/index.htm

For further information please contact:

Wendy Yung
Company Secretary
Hysan Development Co. Ltd
Tel: (852) 2830 5138

Sue Gourlay
Golin/Harris Forrest
Tel: (852) 2501 7936

CONSOLIDATED BALANCE SHEET

	Year ended 31 December	
	2000	1999
	HK$'000	HK$'000
Non-Current Assets	30,866,949	27,807,803
Current Assets	81,990	929,843
Current Liabilities	(1,551,090)	(2,715,147)
Net Current Liabilities	(1,469,100)	(1,785,304)
Total Assets Less Current Liabilities	29,397,849	26,022,499
Non-Current Liabilities	(4,899,740)	(4,658,719)
	24,498,109	21,363,780
Capital and Reserves		
Share Capital	5,151,256	5,183,810
Other Reserves	14,571,543	11,923,487
Accumulated Profits	3,436,247	3,110,025
	23,159,046	20,217,322
Minority Interests	1,339,063	1,146,458
	24,498,109	21,363,780

CONSOLIDATED INCOME STATEMENT

	NOTES	Year ended 31 December 2000 HK$'000	1999 HK$'000
Turnover	1	1,480,246	2,295,717
Property expenses		(238,906)	(242,227)
Cost of property sales		(50)	(164,923)
Gross profit		1,241,290	1,888,567
Gain on disposal of investments in securities		293,842	165,911
Other revenue		29,354	11,132
Administrative expenses		(89,969)	(70,680)
Profit from operations		1,474,517	1,994,930
Finance costs		(449,020)	(526,819)
Impairment loss reversed (recognised) in respect of interests in associates		3,419	(98,418)
Share of results of associates		4,210	(4,284)
Profit before taxation		1,033,126	1,365,409
Taxation	2	(117,210)	(86,795)
Profit after taxation		915,916	1,278,614
Minority interests		(65,743)	(74,656)
Net profit for the year		850,173	1,203,958
Dividends	3	433,064	412,795
Earnings per share	4		
Basic		HK$ 0.82	HK$ 1.16
Diluted		HK$ 0.82	HK$ 1.16

Notes

TURNOVER AND CONTRIBUTION TO PROFIT FROM OPERATION

The Group operates mainly in Hong Kong. The turnover and contribution to the Group's profit from overseas operations are insignificant. The turnover and contribution to the Group's profit from operations of each principal activity are as follows:

	2000		1999	
	Consolidated turnover HK$'000	Contribution to the Group's profit from operations HK$'000	Consolidated turnover HK$'000	Contribution to the Group's profit from operations HK$'000
Rental income	1,475,941	1,149,768	1,643,810	1,333,518
Income from property sales	400	350	647,485	482,562
Management fee and security service income	3,905	1,707	4,422	2,666
Gain on disposal of investments in securities		293,842		165,911
Others	-	28,850	-	10,273
	1,480,246	1,474,517	2,295,717	1,994,930

Note:

This year, turnover comprises only the revenue from the Group's core business, property development and investment. Proceeds from disposals of investments in securities, interest and dividend income which were included as part of the turnover in previous years are now presented as gain on disposal of investments in securities and other revenue respectively. Comparative figures have been restated to conform with the current year's presentation.

TAXATION

	2000	1999
	HK$'000	HK$'000
The charge comprises:		
Hong Kong Profits Tax		
- for the year	117,212	87,485
- (over)underprovision in prior years	(2)	15,905
- Tax rebate	-	(15,904)
Taxation attributable to the Company and its subsidiaries	117,210	87,486
Share of tax rebate attributable to associates	-	(691)
	117,210	86,795

Hong Kong Profits Tax is calculated at 16% (1999: 16%) of the estimated assessable profit for the year.

No provision for deferred taxation has been recognised in the financial statements as the amount involved is immaterial.

Deferred taxation has not been provided on the surplus arising on the valuation of investment properties, land and buildings and investments in securities because profits arising on the disposal of these assets would not be subject to taxation. Accordingly, the surplus arising on valuation does not constitute a timing difference.

DIVIDENDS

	2000	1999
	HK$'000	HK$'000
Ordinary shares:		
Interim dividend, paid - 11 cents per share (1999: 10 cents)	113,686	103,624
Final dividend, proposed – 31 cents per share (1999: 30 cents)	319,378	309,170
Additional prior year's dividend paid on exercise of warrants subsequent to the year end	-	1
	433,064	412,795

EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2000	1999
	HK$	HK$
Earnings for the purposes of basic and diluted earnings per share (net profit for the year)	850,173,485	1,203,957,528
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,032,763,163	1,034,513,350
Effect of dilutive potential ordinary shares:		
Share options	231,730	167,091
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,032,994,893	1,034,680,441

The computation of diluted earnings per share does not assume:

- the conversion of the Group's outstanding convertible bonds since their exercise would not have any dilutive effect; and

- the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the fair value per share.

02 APR 15

Hysan 希慎

Hysan Development Company Limited （希慎興業有限公司）

Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability

20 March 2001

2000 Results Announcement

CHAIRMAN'S STATEMENT

Overview

The general improvement in the overall leasing market that emerged during the first part of 2000 continued. This was particularly felt in the Grade "A" office sector in prime locations, where limited supply and a noticeably stronger occupier demand provided support for a significant rise in rentals during the review period.

During the first part of the year, we concentrated our efforts on improving our letting performance. The second half has seen further progress on this front, and in addition, we have spent more time and efforts on building and investing for the future.

Our strategy is to deliver attractive and sustainable results to shareholders by active management. The executive team has carried out an important exercise and completed a review of our strategic directions. The very active management of the business during Year 2000 and our directions moving forward are described under "Review of Operations and Results".

While we saw some slowing in the demand trend in the fourth quarter, demand remains healthy. New supply of Grade "A" office space in prime locations will also remain constrained over the year ahead. The fundamental drivers of our core market remain positive, providing a supportive background for our objective of delivering attractive shareholder value through active management. These will underpin future values particularly when rental reversions turn positive.

Performance

Net profit for the year ended 31 December 2000 was HK$850 million compared with HK$1,204 million in 1999, representing a decrease of 29.4% on the equivalent

period in 1999. This is after consideration has been taken of the HK$482 million non-recurring gains from property sales in 1999. The Group's rental income decreased by 10.2%, mainly attributable to rent reviews and relettings secured at lower rents. Reduced interest expenses have, however, helped to alleviate the impact of such negative rental reversions.

Earnings per share were HK$0.82, also a decline of 29.3% (HK$1.16 for the same period in 1999).

The Group's investment property portfolio, as valued externally by independent professional valuers, increased by 13.0% to HK$28,433 million (1999: HK$25,173 million). The revaluation has resulted in a surplus as compared to book value of HK$3,253 million, which was accordingly credited to reserves. Shareholders' funds at the year end were HK$23,159 million, up 14.6% from HK$20,217 million in 1999. Net asset value per share rose 15.3% in 2000, from HK$19.50 to HK$22.48. Improved values reflect the generally improved property investment markets in which the Group operates.

Dividends

The Board recommends the payment of a final dividend of HK$0.31 per share, which together with the interim dividend of HK$0.11 per share, represents an aggregate distribution of HK$0.42 per share, an increase of 5% for the year. Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative. Shareholders who elect for the scrip dividend will be allotted new ordinary shares of HK$5 par value each, credited as fully paid, subject further to the Listing Committee of The Stock Exchange of Hong Kong Limited agreeing to grant the listing of and permission to deal in the new shares to be issued by way of scrip dividend. A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Thursday, 10 May and elections will be required to be made on or before Wednesday, 30 May.

The share register will be closed from Friday, 4 May to Tuesday, 8 May, both dates inclusive. Definitive share certificates in respect of the scrip dividend and cheques (for those shareholders who do not elect for scrip dividend) will be despatched to shareholders on or about Tuesday, 5 June.

The way ahead

We clearly have the critical mass and strong market position in our core business to

deliver attractive returns through active management. Our corporate strategy review exercise provides us with a framework against which targets can be set and progress monitored. We are not, understandably, immune to economic conditions outside our control. Careful risk management will thus be as important as ever. Our strategy therefore also embraces financial objectives, which are founded upon maintaining a strong and flexible balance sheet and an emphasis upon strong financial controls. Looking back on our solid foundation and looking forward with the considerable confidence we have in our future directions, I believe that we are well placed to achieve our aim of delivering an attractive return without undue risk.

REVIEW OF OPERATIONS AND RESULTS

Strategic focus

As we enter the new millennium, we live through a period of considerable change. Active management is therefore the key to serving the requirements of our tenants not only today, but in the future. Hysan Development's investment portfolio in Hong Kong comprises of high quality office, retail and residential properties with a total gross floor area of 4.67 million square feet. We have the critical mass and strong market position to further strengthen the leadership position of our portfolio in the prime office/retail Causeway Bay area.

Having met the main challenge of optimising occupancy for the first half of the year, we have focused on reviewing our strategic direction over the past six months. We shall achieve our aim to maximize shareholder value by active management, with the following directions dominating our actions:

- to continually review the performance of individual properties and improve the quality and value of the portfolio by selective refurbishment and re-development
- to further grow our retail sector located in the retail hub of Causeway Bay
- to continually focus on the current and future needs of our commercial and residential customers who occupy our space and use our services
- to utilize our relationships and financial strength as a competitive advantage in pursuing investment opportunities
- to keep risk and return in balance
- to upgrade overall operational efficiency including facilities management, emphasizing good customer service

The defining features that will differentiate us and underpin future performance have been emerging. We have completed the reorganization of our leasing units into specialist office, retail, and residential teams to work the portfolio more actively.These are further described in the section under "Activities in the Year" below.

Activities in the year

Investment Properties

Office

Our office portfolio continued to strengthen during the review period, witnessing a strong increase in rentals. Supported by noticeably strong demand, the occupancy of our office portfolio was approximately 97%, and vacancy is likely to remain at a very low level in the absence of substantial new supply over the year ahead.

After successfully meeting the challenge of maximizing occupancy, we focused our resources during the second half of the year on research, on occupier surveys, and on understanding the factors affecting the changing needs of our business customers. We shall continue to focus on what occupiers need, not only today but in the future so as to build mutually beneficial relationships with major occupiers.

Retail

Our core retail portfolio, located in the retail hub of Causeway Bay, offers a variety of shopping experiences ranging from the Lee Theatre Plaza retail and leisure complex, to high-end brands at the Lee Gardens, and specialist niches like the children's concept at Caroline Centre.

A combination of improved consumer sentiment and increased tourist arrivals has offered scope for an active year for our retail team. Building on an effectively fully-let position, we began implementing our new initiatives, and fostering even closer relationships with our tenants and retailers in general to our mutual benefit.

We have stepped up our marketing activities, implemented environmental improvement works, and generally adopted a more proactive approach in managing the composition of our tenants. All these factors will enhance our retail assets by providing a more appealing shopping and leisure experience.

In moving forward, we are actively developing further specialist niches for our

centres and strengthening the synergies between them.

Residential

The market for high-end residential premises, which the Group focuses on, has been healthy. The Group continually reviews its portfolio and implements steps to enhance its value. We are developing plans to carry out a major repair and refurbishment of the Group's Bamboo Grove residential apartments in the Mid-levels to further strengthen its position as a high quality family-friendly complex.

Development Properties

Singapore

The Group has minority interests in three residential projects in Singapore, where the market has shown recovery during the year under review. Construction for all three projects is in progress.

Pre-sales marketing for the Sanctuary Green (Phase I) and the Gardens at Bishan developments is progressing satisfactorily.

The Group has a 10% interest in these projects. The Group has a 25% interest in the Amaryllis Ville project and pre-sales are scheduled to commence in the near term.

Shanghai, The People's Republic of China

All units in Phase One of the Peace Garden residential project have been sold. Phase Two of the Project has been deferred, whilst we continue to monitor the market situation in Shanghai. The Group has a 45% interest in this project.

The Grand Gateway (Phase 1), in which the Group has a 17% interest, is establishing itself as one of the largest and most modern shopping malls in Puxi. The commercial/residential development is in a prime location in the southwest commercial center, above Shanghai's largest subway station (Xujiahui).

NEW BOARD APPOINTMENTS

The Group also announces that Mr. H. C. Lee, Chairman of the Board, will retire after some twenty years with the Company, following the Annual General Meeting on Tuesday, 8 May, 2001. Mr. Peter T. C. Lee, Managing Director, will also become Chairman of the Board. Mr. Peter T. C. Lee has served as Managing Director for over

two years, after first joining the Board in 1988.

The Honourable Lee Quo-Wei, Deputy Chairman, will also step down after the Annual General Meeting. The Board is greatly indebted to him for his invaluable guidance in attaining continuous growth.

The Board is pleased to announce that Sir David Akers-Jones, who has served as a non-executive Director since 1989, has been appointed non-executive Deputy Chairman as from the end of the AGM on 8 May.

SUPPLEMENTAL INFORMATION

Corporate governance

The Company is committed to high standard of corporate governance. The Company had complied with the Code of Best Practice as set out in the Listing Rules of the Stock Exchange of Hong Kong Limited throughout the review period.

The Accounts for the year have been reviewed by the Audit Committee of the Board.

Purchase, sale or redemption of the company's listed shares

The Company periodically repurchases its ordinary shares when they are significantly undervalued, in order to enhance shareholder value. During the financial year, the Company repurchased an aggregate of 10,207,000 ordinary shares at the total consideration of HK$90,887,630 on The Stock Exchange of Hong Kong Limited.

In addition, on 1 June 2000, a wholly-owned subsidiary of the Company redeemed US$117.98 million in nominal value of the 6.75% convertible bonds due 2000 ("2000 Bonds") in accordance with their terms of issue. Such bonds, guaranteed by the Company, were listed on the Luxembourg Stock Exchange. Such issuer also repurchased US$320,000 in nominal value of the 2000 Bonds at an aggregate consideration of US$319,200 during the year.

Save as disclosed above, neither the Company nor its subsidiaries repurchased, sold or redeemed any of the Company's listed securities during the year.

Employees

The Group aims to attract, retain and motivate high calibre individuals committed to

attaining our objectives. Total number of employees as at 31 December 2000 was 482. Our remuneration policy has been designed with the view to give employees incentives to perform while aligning any performance awards with returns to shareholders. In addition to cash incentives, the total remuneration packages includes staff housing loan, medical insurance and retirement benefits. The Company also operates an Executive Share Option Scheme. Individual performance is regularly appraised pursuant to our performance management programme. The Group recognises the importance of people development. It trains and develops its staff to help them perform in the most productive way to achieve our business objectives.

By Order of the Board
H. C. Lee
Chairman
Hong Kong, 20 March, 2001

HIGHLIGHTS

Consolidated income statement

	Year ended 31 December	
	2000	1999
	HK$'000	HK$'000
Turnover (Note 1)	1,480,246	2,295,717
Property expenses	(238,906)	(242,227)
Cost of property sales	(50)	(164,923)
Gross profit	1,241,290	1,888,567
Gain on disposal of investments in securities	293,842	165,911
Other revenue	29,354	11,132
Administrative expenses	(89,969)	(70,680)
Profit from operations	1,474,517	1,994,930
Finance costs	(449,020)	(526,819)
Impairment loss reversed (recognised) in respect of interests in associates	3,419	(98,418)
Share of results of associates	4,210	(4,284)
Profit before taxation	1,033,126	1,365,409
Taxation (Note 2)	(117,210)	(86,795)
Profit after taxation	915,916	1,278,614
Minority interests	(65,743)	(74,656)
Net profit for the year	850,173	1,203,958

Dividends (Note 3)	433,064	412,795
Earnings per share (Note 4)		
Basic	HK$0.82	HK$1.16
Diluted	HK$0.82	HK$1.16

Notes

1. TURNOVER AND CONTRIBUTION TO PROFIT FROM OPERATION

The Group operates mainly in Hong Kong. The turnover and contribution to the Group's profit from overseas operations are insignificant. The turnover and contribution to the Group's profit from operations of each principal activity are as follows:

	2000		1999	
	Consolidated turnover	Contribution to the Group's profit from operations	Consolidated turnover	Contribution to the Group's profit from operations
	HK$'000	HK$'000	HK$'000	HK$'000
Rental income	1,475,941	1,149,768	1,643,810	1,333,518
Income from property sales	400	350	647,485	482,562
Management fee and security service income	3,905	1,707	4,422	2,666
Gain on disposal of investments in securities	-	293,842	-	165,911
Others	-	28,850	-	10,273
	1,480,246	1,474,517	2,295,717	1,994,930

This year, turnover comprises only the revenue from the Group's core business, property development and investment. Proceeds from disposals of investments in securities, interest and dividend income which were included as part of the turnover in previous years are now presented as gain on disposal of investments

in securities and other revenue respectively. Comparative figures have been restated to conform with the current year's presentation.

2. TAXATION

	2000 HK$'000	1999 HK$'000
The charge comprises:		
Hong Kong Profits Tax		
- for the year	117,212	87,485
- (over) underprovision in prior years	(2)	15,905
- tax rebate	-	(15,904)
Taxation attributable to the Company and its subsidiaries	117,210	87,486
Share of (tax rebate) taxation attributable to Associates	-	(691)
	117,210	86,795

Hong Kong Profits Tax is calculated at 16% (1999: 16%) of the estimated assessable profit for the year.

No provision for deferred taxation has been recognized in the financial statements as the amount involved is immaterial.

Deferred taxation has not been provided on the surplus arising on the valuation of investment properties, land and buildings and investments in securities because profits arising on the disposal of these assets would not be subject to taxation. Accordingly, the surplus arising on valuation does not constitute a timing difference.

3. DIVIDENDS

	2000 HK$'000	1999 HK$'000
Ordinary shares:		
Interim dividend, paid - 11 cents per share (1999: 10 cents)	113,686	103,624
Final dividend, proposed - 31 cents per share (1999: 30 cents)	319,378	309,170
Additional prior year's dividend paid on exercise of warrants subsequent to the year end	-	1
	433,064	412,795

4. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2000 HK$	1999 HK$
Earnings for the purposes of basic and diluted earnings per share (net profit for the year)	850,173,491	1,203,957,528
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,032,763,163	1,034,513,350
Effect of dilutive potential ordinary shares:		
Share options	231,730	167,091

Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,032,994,893	1,034,680,441

The computation of diluted earnings per share does not assume:

- the conversion of the Group's outstanding convertible bonds since their exercise would not have any dilutive effect; and
- the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the fair value per share.

Consolidated balance sheet

	Year ended 31 December	
	2000	1999
	HK$'000	HK$'000
Non-Current Assets	30,866,949	27,807,803
Current Assets	81,990	929,843
Current Liabilities	(1,551,090)	(2,715,147)
Net Current Liabilities	(1,469,100)	(1,785,304)
Total Assets Less Current Liabilities	29,397,849	26,022,499
Non-Current Liabilities	(4,899,740)	(4,658,719)
	24,498,109	21,363,780
Capital and Reserves		
Share Capital	5,151,256	5,183,810
Other Reserves	14,571,543	11,923,487
Accumulated Profits	3,436,247	3,110,025
	23,159,046	20,217,322

Minority Interests	1,339,063	1,146,458
	24,498,109	21,363,780

The financial information set out above does not constitute the Company's statutory financial statements for the years ended 31 December 1999 or 2000 but is derived therefrom.

Debt and maturity profile

Total debt outstanding as at 31 December 2000 was HK$5,106 million (excluding amount due to minority shareholders and advances from investees), which represented a reduction of HK$907 million from the previous year end. The decrease was attributed to cash flow from rental income and proceeds from sale of marketable securities. Net debt (gross borrowings less cash, cash equivalent and marketable securities at year-end market value aggregating HK$1,676 million) amounted to HK$3,430 million.

All of the Group's outstanding debts are denominated in Hong Kong dollars, unsecured and on a committed basis.

The maturity profile of the Group's gross debt at 31 December 2000 was as follows:

	Year ended 31 December	
	2000	1999
	HK$ Million	HK$ Million
Repayable within a period		
- Not exceeding 1 year	816	1,953
- Between 1 to 2 years	2,150	1,510
- Between 2 to 5 years	2,140	2,550
	5,106	6,013

The Group sourced its debt facilities from diversified sources to maintain a balance between cost and risk. (Sources of funds at the end of 2000 comprised: capital market issuance: 47%, bank bilateral loans: 33%, syndicated and club loans: 20%).

The Group also has strong recurring cash flow and sufficient stand-by financing facilities to meet maturing borrowings and to facilitate a swift response to potentially attractive investment opportunities.

Interest cover and gearing

Principally as a result of debt reduction in 1998-2000 and improved investment property value, the Group's net debt as a percentage of shareholder equity on 31 December 2000 improved from 16.5% to 14.8% year-on-year. Net interest expenses coverage was a healthy 3.6 times (1999: 4.2 times).

Financial risk and management

The Group's financial risk management strategies include accessing diversified funding sources, extending the tenor of facilities, spreading out the maturity dates, as well as using interest rate swaps and other instruments to manage interest rate risks and to reduce exposure to volatility in interest rates. As of 31 December 2000, 46% of the Group's borrowings were at fixed interest rates.

The Group's foreign exchange exposure is minimal. All debt outstanding are Hong Kong dollars denominated, and investment in overseas projects total the equivalent of HK$687 million or 3.0% of the Group's shareholder equity.

Credit rating

During 2000, the Group maintained its credit rating of BBB+ from Standard & Poor's Rating Agency. The agency recently changed the Group's outlook from negative to stable because of the improved Hong Kong property market and the Group's strong financial position.

Capital expenditures

The Group incurred capital expenditures totaling HK$75 million in 2000, of which HK$46 million was for developing The Grand Gateway project, HK$27 million for completing construction payments for The Lee Gardens, and HK$2 million for one of the Singapore residential property development projects.

Contingent Liabilities

The Group has provided guarantees for banking facilities granted to associated companies and investee companies. For 2000, the guarantees and counter guarantees were to cover the Group's obligations in respect of the three Singapore development projects. As of 31 December 2000, the Group's share of guarantees

and counter guarantees amounted to approximately HK$153 million (1999: HK$159 million) and HK$84 million (1999: HK$191 million) respectively.

All the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited on or about 4 April 2001. The Annual Report will be despatched to shareholders on or about 4 April 2001 and made available on the Company's website at www.hysan.com.hk

02 APR 15

Hysan 希慎

Hysan Development Company Limited (希慎興業有限公司)
Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Shareholders of Hysan Development Company Limited (希慎興業有限公司) ("the Company") will be held in the Nathan Room, Lower Lobby, Conrad International Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 8 May 2001 at 12:00 noon for the following purposes:

1. To receive and consider the Statement of Accounts for the year ended 31 December 2000 together with the Reports of Directors and Auditors thereon.
2. To declare a Final Dividend.
3. To re-elect retiring Directors.
4. To re-appoint Auditors and to authorize the Directors to fix their remuneration.

As special business, to consider and, if thought fit, pass the following Ordinary Resolutions:

5. "**That**:

   (a) subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers;

   (b) the mandate in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time shall not exceed twenty per cent of the aggregate nominal amount of the share capital of the Company in issue and the said mandate shall be limited accordingly;

   (d) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

   (iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

   "Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**That**:

   (a) a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue.

   (b) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

   (iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

7. "**That**, conditional upon the passing of Resolutions numbered 5 and numbered 6 set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution numbered 6 shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution numbered 5."

By Order of the Board
Wendy W. Y. Yung
Secretary

Hong Kong, 20 March 2001

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a member of the Company.
2. In order to be valid, a form of proxy must be deposited at the Company's registered office, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the meeting.
3. The Register of Members of the Company will be closed from Friday, 4 May 2001 to Tuesday, 8 May 2001, both dates inclusive. To qualify for the above dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Standard Registrars Limited at 5/F Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m., Thursday, 3 May 2001.
4. Concerning Ordinary Resolution numbered 5, the Directors wish to state that they have no immediate plans to issue any new shares in the Company except those shares that may be issued pursuant to the Executive Share Options or any scrip dividend pursuant to the Articles of Association of the Company from time to time. The Ordinary Resolution is being sought from members as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
5. Concerning Ordinary Resolution numbered 6, there is no immediate plan for the Directors to exercise the right of the Company to repurchase its own shares. The Ordinary Resolution is being sought from members as a general mandate in compliance with Section 49BA of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Hysan 希慎

Hysan Development Company Limited （希慎興業有限公司）

Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability

8 May 2001

Final Dividend for the year ended 31 December 2000 - Option to receive shares in lieu of cash dividend and calculation of market value

At the Annual General Meeting of Shareholders of the Company held on 8 May 2001, an ordinary resolution had been passed to declare a final dividend of HK$0.31 per ordinary share in the capital of the Company (each as a "Share"), to shareholders whose names appeared on the Register of Members on that day. Eligible shareholders may elect to receive such dividend in the form of cash or in the form of new shares, or a combination of these.

The number of new shares of par value HK$5.00 each ("New Shares") to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the market value of a New Share (the "Market Value").

The Market Value has been determined to be HK$10.13 , being the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the last five consecutive Stock Exchange dealing days commencing Wednesday, 2 May 2001 (the first day the Shares traded ex dividend).

The formula used for calculating the entitlement is as follows:
Number of Shares held as at 8 May 2001 x HK$0.31 = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{HK\$10.13}} = \text{maximum number of New Shares (rounded down to the nearest whole number)}$$

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. A circular to shareholders giving details of the scrip dividend , together with an election form, will be sent to eligible shareholders on or

about Thursday, 10 May 2001. Shareholders who wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares should complete and sign the form of election and return it to the Share Registrars and Transfer Office of the Company, Standard Registrars Limited, 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on Wednesday, 30 May 2001. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders at their risks on or about Tuesday, 5 June 2001. Expected first day of dealings in the New Shares in Hong Kong is Thursday, 7 June 2001.

By order of the Board
Wendy W. Y. Yung
Company Secretary
Hong Kong, 8 May 2001

Hysan 希慎

NEWS RELEASE

Date: 20 August 2001

Hysan signs agreement with Sincere to consolidate interests in Lee Theatre Plaza

(HONG KONG – 20 August 2001) Hysan Development Company Limited announces that it has entered into an agreement with the Sincere Company, Limited to acquire the latter's 30% interest in the holding company of Lee Theatre Plaza for a total consideration not exceeding HK$516,000,000.

The acquisition will increase Hysan's interests in Lee Theatre Plaza from 70% to 100%. Completion is expected to take place on or about 15 September 2001. Sincere will also surrender its lease at Lee Theatre Plaza, which has since been taken up by the Esprit Group.

Mrs. Pauline Wong, Director, Property of Hysan Development, said, "The acquisition has reinforced Hysan's dynamic and long-term presence in Causeway Bay, where our core business is based."

"Lee Theatre Plaza is a prime retail property with a strategic location in the heart of Causeway Bay. The deal represents a good opportunity for the Company to consolidate its assets," said Mrs. Wong.

"Our retail portfolio became home to some of Hong Kong's largest 'lifestyle' flagship stores, namely Esprit and G.O.D. houseware store," said Mrs. Wong. "Consumers are increasingly drawn to lifestyle purchases and the enjoyable shopping experience that these large flagship stores provide."

The 25-storey Lee Theatre Plaza is one of the tallest retail centres in Hong Kong, with total gross floor area of 315,749 sq. ft. Located in the heart of Causeway Bay, it was formerly a renowned Chinese Opera House during the early part of the 20th century. Re-developed and re-opened in 1994, it has always been a landmark in Hong Kong with its sophisticated interior

design and a unique dome-shaped ceiling that distinguishes it from other buildings in the area.

-Ends-

About Hysan Development Company Limited

Hysan Development Company Limited owns, develops and manages some 4.7 million square feet of high quality investment properties. With origins dating back to the 1920s, it is the largest commercial landlord in Hong Kong's prime office and retail Causeway Bay area.

For enquiries, please contact:
Wendy Yung
Company Secretary
Hysan Development Co. Ltd
Tel: (852) 2830 5138
Fax: (852) 2907 3313
Email: wyung@hysan.com.hk

02 APR 16 ...

Hysan 希慎

Hysan Development Company Limited （希慎興業有限公司）

Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability

20 August 2001

Connected Transactions: Acquisition of Remaining 30% interests in Lee Theatre Plaza

On 20 August 2001, the Group entered into an Agreement with the Vendors whereby it has agreed to acquire a 30% equity interest in the issued share capital of, and the 30% of the total outstanding shareholders' loan to, Lee Theatre Realty. Lee Theatre Realty is the holding vehicle for the Property.

The Group is beneficially interested in 70% of the issued share capital of Lee Theatre Realty and 70% of the outstanding shareholders' loan owed by Lee Theatre Realty prior to the Acquisitions.

The Share Vendor, being a substantial shareholder of Lee Theatre Realty, and the Loan Vendor, being the holding company of the Share Vendor, are connected persons of the Company and the Acquisitions constitute connected transactions for the Company under the Listing Rules. As the consideration and value of the Acquisitions is less than 3% of the book value of the net tangible assets of the Company based on its latest audited consolidated financial statements, the Acquisitions fall within the de minimus provision of and are subject to the disclosure requirements set out in Rule 14.25(1) of the Listing Rules. Details of the Acquisitions will be included in the next published annual report of the Company as required under the Listing Rules in accordance with Rules 14.25(1)(A) to (D) of the Listing Rules.

THE AGREEMENT DATED 20 AUGUST, 2001

Parties

(1) the Share Purchaser, a wholly-owned subsidiary of the Company
(2) the Loan Assignee, a wholly-owned subsidiary of the Company

(3) the Share Vendor, a wholly-owned subsidiary of the Loan Vendor

(4) the Loan Vendor

Assets acquired under the Agreement

(1) The Sale Shares

(2) The Sale Loan

Consideration, Payment Terms and Adjustment mechanism

The total consideration for the Acquisitions, arrived at after arm's length negotiations, is the sum of HK$516,000,000.00 (being 30% of the value of the Property determined pursuant to the independent valuation conducted by Jones Lang LaSalle, a valuer, referred to below) less 30% of the Completion Net Current Liabilities.

The consideration will be apportioned into two parts :-

(i) for the Sale Loan, being the amount of the Sale Loan which will stand outstanding as at Completion;

(ii) for the Sale Shares, the balance of the consideration.

A deposit of HK$51,600,000.00 representing part of the consideration for the Sale Shares has been paid by Share Purchaser to the Share Vendor upon signing of the Agreement. At Completion, the balance of the consideration on the basis of 30% of the Estimated Net Current Liabilities, will be paid.

Within sixty (60) days of Completion, the Completion Accounts and a statement certifying the Completion Net Current Liabilities will be prepared by the Reporting Accountants and delivered by the Share Purchaser to the Share Vendor. Adjustments will be made to the consideration based on the Completion Accounts pursuant to the Agreement.

The consideration is funded by the Company principally out of borrowings.

Condition and Completion

The Agreement is unconditional and Completion is scheduled to take place on 15

September 2001, or any other date within 45 days from the date of the Agreement as the parties may agree.

Information on Lee Theatre Realty and the Property

Lee Theatre Realty's principal business is that of a holding vehicle for the Property. Prior to the Acquisitions, the issued share capital of Lee Theatre Realty was owned as to 70% by the Share Purchaser and 30% by the Share Vendor. Outstanding shareholders' loans were owed as to 70% to the Group and as to 30% to the Loan Vendor.

The Property is known as "Lee Theatre Plaza" and is located at 99 Percival Street and 2-4 Matheson Street, Causeway Bay, Hong Kong. It comprises a 25-storey (including 2 basements and a mezzanine floor) commercial complex which was completed in 1994.

According to a property valuation report prepared by Jones Lang LaSalle, a valuer, for the transaction, the Property is valued at HK$1,720,000,000.00 as at 16 August 2001.

Reason for the Acquisitions

The Company is principally engaged in property investment activities. The Acquisitions represent a good opportunity for the Company to increase its interests in Lee Theatre Realty to 100% at a favourable price.

The Directors (including independent non-executive Directors) currently in Hong Kong consider the terms of the Acquisitions to be fair and reasonable and in the interests of the Company and all the shareholders as a whole.

GENERAL

The Share Vendor, being a substantial shareholder of Lee Theatre Realty, and the Loan Vendor, being the holding company of the Share Vendor, are connected persons of the Company and the Acquisitions constitute connected transactions for the Company under the Listing Rules. As the consideration and value of the Acquisitions is less than 3% of the book value of the net tangible assets of the Company based on its latest audited consolidated financial statements, the

Acquisitions fall within the de minimus provision of and are subject to the disclosure requirements set out in Rule 14.25(1) of the Listing Rules. Details of the Acquisitions will be included in the next published annual report of the Company as required under the Listing Rules in accordance with Rules 14.25(1)(A) to (D) of the Listing Rules.

DEFINITION

"Acquisitions"	the acquisitions of the Sale Shares and the Sale Loan pursuant to the Agreement
"Agreement"	the agreement dated 20 August 2001 entered into between the Purchasers and the Vendors in relation to the Acquisitions
"Company"	Hysan Development Company Limited, a company incorporated under the laws of Hong Kong whose shares are listed on The Stock Exchange of Hong Kong Limited
"Completion"	completion of the Acquisitions pursuant to the Agreement
"Completion Accounts"	the audited completion accounts of Lee Theatre Realty for the period beginning 1 January 2001 and ending on the Completion Date, which will be prepared, audited and delivered pursuant to the Agreement
"Completion Date"	the date on which Completion occurs
"Completion Net Current Liabilities"	the value of the audited Net Current Liabilities of Lee Theatre Realty as at the Completion Date
"Directors"	the directors of the Company
"Estimated Net Current Liabilities"	the value of the Net Current Liabilities of Lee Theatre Realty as determined by the Proforma Accounts
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Lee Theatre Realty"	Lee Theatre Realty Limited, a company incorporated under the laws of Hong Kong
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Loan Assignee"	Chinaspark Limited, a company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of the Company
"Loan Vendor"	The Sincere Company Limited, a company incorporated under the laws of Hong Kong whose shares are listed on The Stock Exchange of Hong Kong Limited
"Net Current Liabilities"	the absolute amount of the net current liabilities of Lee Theatre Realty as shown in the Proforma Accounts or the Completion Accounts (as the case maybe)
"Proforma Accounts"	the unaudited proforma management accounts of Lee Theatre Realty as at, and for the period beginning 1 January 2001 and ending on the Completion Date, which will be produced by the Share Purchaser to the Share Vendor pursuant to the Agreement
"Property"	Lee Theatre Plaza, 99 Percival Street, Causeway Bay, Hong Kong
"Purchasers"	collectively, the Share Purchaser and the Loan Assignee
"Reporting Accountants"	Deloitte Touche Tohmatsu
"Sale Loan"	the advance made by the Loan Vendor to Lee Theatre Realty which will stand outstanding from Lee Theatre Realty to the Loan Vendor as at the Completion Date, together with interests accrued thereon up to but excluding the Completion Date, which is unsecured

"Sale Shares"	3 fully paid "B" ordinary shares of HK$1.00 each of Lee Theatre Realty beneficially owned by the Share Vendor, representing 30% of the issued share capital of Lee Theatre Realty
"Share Purchaser"	Kwong Hup Holding Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Company
"Share Vendor"	Sincere B.V.I. Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Loan Vendor
"Vendors"	collectively, the Share Vendor and the Loan Vendor
"%"	percentage

By order of the Board
Wendy W.Y. Yung
Company Secretary
20 August, 2001

Hysan 希慎

NEWS RELEASE

Date: 4 September 2001

Hysan Development - 2001 Interim Results Highlights

- Occupancy in office portfolio of 98% despite weakened market sentiment
- Retail portfolio strengthened: opening of Hong Kong's largest lifestyle stores
- Investing for the future: consolidation of Lee Theatre Plaza and Bamboo Grove renovations

	6 months ended 30 June		
	2001	2000	Change %
	HK $'000	HK $'000	
Net profit	306,427	626,122	-51.1%
Net profit excluding disposal of investments in securities	306,427	332,280	-7.78%
	HK cents	HK cents	
Earnings per share (basic and diluted)	29.73 (basic)	60.63 (basic)	-51%
	29.71 (diluted)	60.62 (diluted)	-51%
Dividends per share	10	11	-9%

(Hong Kong, 4 September 2001) - Hysan Development Company Limited (HKSE: 14) today announced its net profit for the six months ended 30 June 2001 was HK$306.4 million, representing a 51.1% decrease compared with HK$626.1 million in the first half of last year, which period recorded gains on disposal of investments in securities. The Group's rental income reduced by 10.6%, mainly due to rent reviews and relettings at lower rents.

Earnings per share were HK29.73 cents reflecting a corresponding decrease of 51%, against last year's figure of HK60.63 cents. The Board of Directors has declared an interim dividend of HK10 cents per share (2000: HK11 cents).

"I am pleased that our office portfolio achieved high levels of occupancy despite the weakened market sentiment," said Mr. Peter T. C. Lee, Chairman and Managing Director of Hysan Development.

During the first half of 2001 the global economic environment has become more uncertain with a downturn in the US economy and the decline in the technology and communications industries. The Grade "A" office rental market has become more subdued following significant rises in rentals experienced in 2000. Despite these, Hysan's office portfolio achieved high levels of occupancy.

The Group's retail portfolio also became home to some of Hong Kong's largest "lifestyle" flagship stores in the Lee Theatre Plaza area, namely Esprit and G.O.D. houseware store. Consumers are increasingly drawn to lifestyle purchases and to the enjoyable shopping experience that these large flagship stores provide.

"We also continued to invest for the future. The acquisition of minority interests in Lee Theatre Plaza transaction is a positive opportunity to consolidate our assets, furthering our dynamic and long-term presence in Causeway Bay. We also commenced repairs and renovations programme for our key residential property Bamboo Grove in the Mid-Levels," Mr. Lee said.

Last month, Hysan Development entered into an agreement with the Sincere Group to acquire its 30% interests in the holding company of the Lee Theatre Plaza. The transaction is expected to be completed in mid-September.

With a view to maximizing the value of its investment portfolio, the Group commenced the programme of repairs and renovation for its key residential property in the Mid-Levels, Bamboo Grove. This is an important investment for the future although rental income will be affected in the short-term.

STRONG BALANCE SHEET

The balance sheet of Hysan Development remains strong. As at 30 June 2001, net gearing ratio was 15.2% and net interest coverage was 3.4 times. Total debts outstanding were HK$5,097 million, with no significant new financing during the period. All of the debt is denominated in Hong Kong dollars, unsecured and on a committed basis.

The shareholders' funds for the Group stood at HK$23,379 million, an increase of HK$220 million as from 31 December 2000. The increase was mainly attributable to the current period's retained profits less nominal value and premium paid on shares repurchased. The Group continues to adhere to a prudent policy on financial risk management and the management of currency and interest rate exposures. The Group has sufficient financial resources to fund planned capital expenditures as well as exploring future investment opportunities whilst maintaining acceptable gearing and financial coverage ratios.

INVESTING FOR THE FUTURE

"We expect the uncertain outlook for the global economy to delay recovery in the local leasing market. We shall continue our policy of prudent management while investing for the future. I have confidence that we are well-positioned to take advantage of opportunities that lie ahead," Mr. Lee concluded.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2001

		Six months ended	
	NOTES	30.6.2001 (unaudited) HK$'000	30.6.2000 (unaudited) HK$'000
Turnover	2	692,500	774,362
Property expenses		(99,612)	(108,026)
Gross profit		592,888	666,336
Gain on disposal of investments in securities		-	293,842
Other revenue		9,597	17,423
Administrative expenses		(40,401)	(34,366)
Profit from operations	3	562,084	943,235
Finance costs	4	(177,680)	(239,565)
Share of results of associates		(107)	111
Profit before taxation		384,297	703,781

	Notes		
Taxation	5	(44,026)	(42,427)
Profit after taxation		340,271	661,354
Minority interests		(33,844)	(35,232)
Net profit for the period		306,427	626,122
Dividends		102,988	113,686
Earnings per share	6		
Basic		29.73¢	60.63¢
Diluted		29.71¢	60.62¢

NOTES

1. BASIS OF PREPARATION

   The condensed financial statements have been prepared in accordance with SSAP 25 "Interim Financial Reporting" and with the applicable disclosure requirements of Appendix 16 to the Listing Rules.

2. TURNOVER

   The Group operates mainly in Hong Kong. The turnover and contribution to the Group's profit from overseas operations are insignificant. The turnover and contribution to the Group's profit from operations of each principal activity are as follows:

	Six months ended			
	30.6.2001		30.6.2000	
	Consolidated turnover	Contribution to the Group's profit from operations	Consolidated turnover	Contribution to the Group's profit from operations
	HK$'000	HK$'000	HK$'000	HK$'000
Segment information:				
Rental income	690,439	551,583	772,410	631,468
Management fee and security service income	2,061	1,115	1,952	735
	692,500	552,698	774,362	632,203
Others:				
Gain on disposal of investments in securities	-	-	-	293,842
Other revenue	-	9,386	-	17,190
	692,500	562,084	774,362	943,235

In the current period, turnover is comprised of only the revenue from the Group's core businesses of property rental and management. Proceeds from disposal of investments in securities, interest and dividend income were included as part of the turnover in previous years are now presented as gain on disposal of investments in securities and other revenue respectively. Comparative figures have been restated to conform with the current period's presentation.

3. PROFIT FROM OPERATIONS

	Six months ended	
	30.6.2001	30.6.2000
	HK$'000	HK$'000
Profit from operations has been arrived at after charging:		
Depreciation	3,031	2,656
Staff costs	48,598	51,738
and after crediting:		
Rental income arising from operating leases less out-goings	591,985	665,835
Dividends from listed investments	6,740	4,044
Interest income	2,646	13,146

4. FINANCE COSTS

	Six months ended	
	30.6.2001	30.6.2000
	HK$'000	HK$'000
Interest on		
- bank loans, overdraft and other loans wholly repayable within five years	100,412	126,097
- convertible bonds	-	25,829
- floating rate notes	71,613	80,291
Amortisation of convertible bonds and floating rate notes issue expenses	1,428	3,695
Bank charges	4,227	3,673
Exchange gain	-	(20)

	177,680	239,565

5. TAXATION

The charge comprises Hong Kong Profits Tax for the period.

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the period.

No provision for deferred taxation has been recognised in the financial statements as the amount involved is immaterial.

Deferred taxation has not been provided on the surplus arising on the valuation of investment properties, land and buildings and investments in securities because profits arising on the disposal of these assets would not be subject to taxation. Accordingly, the surplus arising on valuation does not constitute a timing difference.

6. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended	
	30.6.2001	30.6.2000
	HK$'000	HK$'000
Earnings for the purposes of basic and diluted earnings per share (net profit for the period)	306,427	626,122
	'000	'000
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,030,797	1,032,693
Effect of dilutive potential ordinary shares:		
Share options	735	129
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,031,532	1,032,822

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the fair value per share.

7. TRANSFER TO/(FROM) RESERVES

	Six months ended	
	30.6.2001	30.6.2000
	HK$'000	HK$'000
Share Premium		
Premium on issue of shares pursuant to scrip dividend scheme	25,887	10,184
Share issue expenses	(26)	(10)
Capital Redemption Reserve		
Share repurchased and cancelled	16,905	30,970
Investment Revaluation Reserve		
Unrealised (loss)/gain on interests in other securities	(104,020)	674,958
Recognition of unrealised gain on disposal of interests in other securities transferred to income statement	-	(293,922)

8. POST BALANCE SHEET EVENTS

Subsequent to the interim reporting date, the Group disposed of one of its associates resulting in a reversal of impairment loss of approximately HK$33.6 million.

- End -

For enquiries, please contact:

Wendy Yung
Company Secretary
Hysan Development Co. Ltd.
Tel: (852) 2830 5138
Fax: (852) 2907 3313
Email: wyung@hysan.com.hk

Hysan 希慎

Hysan Development Company Limited (希慎興業有限公司)

Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability

2001 INTERIM RESULTS

INTERIM STATEMENT

During the first half of 2001, the global economic environment has become more uncertain, with a particular downturn in the technology and communication industries. Against this background, the Grade "A" office rental market has become more subdued following significant rises in rentals experienced in 2000.

Despite these, our office portfolio achieved an occupancy of 98%. Our retail portfolio became home to some of Hong Kong's largest "lifestyle" stores. We also continued to invest for the future. We consolidated our interests in the Lee Theatre Plaza and commenced the residential Bamboo Grove refurbishment project.

RESULTS

The Group's rental income decreased by 10.6%. This is mainly due to rent reviews and relettings at lower rents. Net profit for the six months ended 30 June 2001 was HK$306.4 million, 51.1% lower compared with HK$626.1 million in the first half of 2000 which period recorded gains on disposal of investments in securities. Earnings per share were HK29.73 cents reflecting a corresponding decrease of 51%, against last year's figure of HK60.63 cents.

DIVIDENDS

Your Directors have declared an interim dividend of HK10 cents per share (2000: HK11 cents). The dividend will be payable in cash with a scrip dividend alternative to shareholders whose names appear in the register of members on 21 September 2001. Shareholders who elect to receive the scrip dividend will be allotted new ordinary shares with a par value of HK$5 each, credited as fully paid, subject to the Listing Committee of The Stock Exchange of Hong Kong Limited agreeing to grant the listing of, and permission to deal in, the new shares to be issued by way of scrip dividend. A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about 28 September 2001.

The share register will be closed from 19 September 2001 to 21 September 2001, both dates inclusive. Definitive share certificates in respect of the scrip dividend and cheques (for those shareholders who do not elect to receive scrip dividend) will be sent to shareholders on or about 26 October 2001.

PORTFOLIO ACTIVITY

Hong Kong

In addition to the decline in the technology and communications industries, the global economic environment became more uncertain during the review period with a downturn in the US economy. Although we are not immune from what is happening in the general environment as market sentiment was inevitably affected, our office portfolio achieved high levels of occupancy. We also continued to strengthen relationships with our tenants, pursuing our goal to become their partner of choice in the provision of space and services.

Our retail portfolio became home to some of Hong Kong's largest "lifestyle" flagship stores in the Lee Theatre Plaza area, namely Esprit and G.O.D. houseware store. Consumers are increasingly drawn to lifestyle purchases and to the enjoyable shopping experience that these large flagship stores provide.

We also entered into an agreement in August with the Sincere Group to acquire its 30% interests in the holding company of the Lee Theatre Plaza. The consideration was based on valuation of a 30% interest of the property at HK$516,000,000. The transaction is expected to be completed in mid-September. This represents a positive opportunity to consolidate our assets, furthering our dynamic and long-term presence in Causeway Bay.

With a view to maximizing the value of the Group's investment portfolio, we commenced our programme of repairs and renovation for our key residential property in the Mid-Levels, Bamboo Grove. This is an important investment for the future although rental income will be affected in the short-term.

Overseas

The Grand Gateway, a commercial and residential complex in Shanghai where we have a 17% interest, is rapidly establishing its reputation as a major shopping centre in Puxi. The project is in a prime location above Shanghai's largest subway station (Xujiahui). Following the sale of all Phase I units of the Shanghai Peace Gardens project, our 45% interest in the remaining land earmarked for development was sold in July 2001.

Our minority interests in three residential developments in Singapore (Sanctuary Green and the Gardens at Bishan: 10%, Amaryllis Ville: 25%) continue on track with construction progressing. We shall continue to actively monitor the Singapore residential market.

FINANCE

The Group's balance sheet remains strong. Net gearing ratio as at 30 June 2001 was 15.2%. Net interest coverage was 3.4 times. At 30 June 2001, total debts outstanding were HK$5,097 million, with no significant new financing during the period. There was also no change in the Group's contingent liabilities during the period. All of the Group's debt is denominated in Hong Kong dollars, unsecured and on a committed basis. As at 30 June 2001, total shareholders' funds stood at HK$23,379 million, an increase of HK$220 million as from 31 December 2000. The increase was mainly attributable to the current period's retained profits less nominal value and premium paid on shares repurchased.

We continue to adhere to a prudent policy on financial risk management and the management of currency and interest rate exposures. The Group's foreign currency exposure is minimal. The Group has sufficient financial resources to fund planned capital expenditures as well as exploring future investment opportunities whilst maintaining acceptable gearing and financial coverage ratios.

OUR PEOPLE

It is always the people behind the physical assets, who add value to the business. We are therefore fully committed to the development of our staff. To this end, we recently launched a company-wide customer service initiative, to enhance and foster our service culture, a key factor in meeting the changing needs of customers for space and quality services.

OUTLOOK

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2001

	NOTES	Six months ended 30.6.2001 (unaudited) *HK$'000*	30.6.2000 (unaudited) *HK$'000*
Turnover	2	**692,500**	774,362
Property expenses		**(99,612)**	(108,026)
Gross profit		**592,888**	666,336
Gain on disposal of investments in securities		**–**	293,842
Other revenue		**9,597**	17,423
Administrative expenses		**(40,401)**	(34,366)
Profit from operations	3	**562,084**	943,235
Finance costs	4	**(177,680)**	(239,565)
Share of results of associates		**(107)**	111
Profit before taxation		**384,297**	703,781
Taxation	5	**(44,026)**	(42,427)
Profit after taxation		**340,271**	661,354
Minority interests		**(33,844)**	(35,232)
Net profit for the period		**306,427**	626,122
Dividends		**102,988**	113,686
Earnings per share	6		
Basic		**29.73¢**	60.63¢
Diluted		**29.71¢**	60.62¢

NOTES

1. **BASIS OF PREPARATION**

The condensed financial statements have been prepared in accordance with SSAP 25 "Interim Financial Reporting" and with the applicable disclosure requirements of Appendix 16 to the Listing Rules.

2. **TURNOVER**

The Group operates mainly in Hong Kong. The turnover and contribution to the Group's profit from overseas operations are insignificant. The turnover and contribution to the Group's profit from operations of each principal activity are as follows:

	Six months ended 30.6.2001 Consolidated turnover *HK$'000*	30.6.2001 Contribution to the Group's profit from operations *HK$'000*	30.6.2000 Consolidated turnover *HK$'000*	30.6.2000 Contribution to the Group's profit from operations *HK$'000*
Segment information:				
Rental income	**690,439**	**551,583**	772,410	631,468
Management fee and security service income	**2,061**	**1,115**	1,952	735
	692,500	**552,698**	774,362	632,203
Others:				
Gain on disposal of investments in securities	**–**	**–**	–	293,842
Other revenue	**–**	**9,386**	–	17,190
	692,500	**562,084**	774,362	943,235

In the current period, turnover is comprised of only the revenue from the Group's core businesses of property rental and management. Proceeds from disposal of investments in securities, interest and dividend income were included as part of the turnover in previous years are now presented as gain on disposal of investments in securities and other revenue respectively. Comparative figures have been restated to conform with the current period's presentation.

3. **PROFIT FROM OPERATIONS**

	Six months ended 30.6.2001 *HK$'000*	30.6.2000 *HK$'000*
Profit from operations has been arrived at after charging:		
Depreciation	**3,031**	2,656
Staff costs	**48,598**	51,738
and after crediting:		
Rental income arising from operating leases less out-goings	**591,985**	665,835
Dividends from listed investments	**6,740**	4,044
Interest income	**2,646**	13,146

4. **FINANCE COSTS**

	Six months ended 30.6.2001 *HK$'000*	30.6.2000 *HK$'000*
Interest on		
– bank loans, overdraft and other loans wholly repayable within five years	**100,412**	126,097
– convertible bonds	**–**	25,829
– floating rate notes	**71,613**	80,291
Amortisation of convertible bonds and floating rate notes issue expenses	**1,428**	3,695
Bank charges	**4,227**	3,673
Exchange gain	**–**	(20)

5. TAXATION

The charge comprises Hong Kong Profits Tax for the period.

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the period.

No provision for deferred taxation has been recognised in the financial statements as the amount involved is immaterial.

Deferred taxation has not been provided on the surplus arising on the valuation of investment properties, land and buildings and investments in securities because profits arising on the disposal of these assets would not be subject to taxation. Accordingly, the surplus arising on valuation does not constitute a timing difference.

6. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended	
	30.6.2001	30.6.2000
	HK$'000	*HK$'000*
Earnings for the purposes of basic and diluted earnings per share (net profit for the period)	**306,427**	626,122
	'000	*'000*
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,030,797**	1,032,693
Effect of dilutive potential ordinary shares:		
Share options	**735**	129
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,031,532**	1,032,822

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the fair value per share.

7. TRANSFER TO/(FROM) RESERVES

	Six months ended	
	30.6.2001	30.6.2000
	HK$'000	*HK$'000*
Share Premium		
Premium on issue of shares pursuant to scrip dividend scheme	**25,887**	10,184
Share issue expenses	**(26)**	(10)
Capital Redemption Reserve		
Share repurchased and cancelled	**16,905**	30,970
Investment Revaluation Reserve		
Unrealised (loss)/gain on interests in other securities	**(104,020)**	674,958
Recognition of unrealised gain on disposal of interests in other securities transferred to income statement	**-**	(293,922)

8. POST BALANCE SHEET EVENTS

Subsequent to the interim reporting date, the Group disposed of one of its associates resulting in a reversal of impairment loss of approximately HK$33.6 million.

ADDITIONAL INFORMATION

CORPORATE GOVERNANCE

The Company is committed to high standard of corporate governance. This section describes how the principles of corporate governance are applied to the Company and the Company's compliance with the Code of Best Practice (the "Code of Best Practice") as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited.

STATEMENT OF COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied throughout the review period with the Code of Best Practice.

THE WORKINGS OF THE BOARD AND ITS COMMITTEES

As at 30 June 2001, the Board comprises thirteen (13) directors, headed by Peter T. C. Lee (Chairman and Managing Director). Sir David Akers-Jones serves as (independent) non-executive Deputy Chairman. There is a majority of non-executive directors on the Board, with a wide range of experience and calibre who bring valuable judgment on issues of strategy, performance and resources.

The Board meets at least quarterly, reviewing trading performance, ensuring adequate funding and monitoring strategy. To enable the Board to discharge its duties, all Directors receive appropriate and timely information.

The Board has delegated certain responsibilities to Board Committees, which operate within defined terms of reference. A 100% of non-executive membership of the principal corporate governance committees (Audit and Remuneration) is retained.

The Audit Committee which is chaired by Sir David Akers-Jones, its other current members being Per Jorgensen and Chien Lee, meets not less than twice per annum. The Committee provides a forum of reporting by the Group's external auditors. Meetings are also attended, by invitation, by the Managing Director and the Chief Financial Officer.

The Audit Committee is responsible for reviewing a wide range of matters including the half-year and annual accounts before their submission to the Board, monitoring the controls which are in force to ensure the integrity of information reported to the shareholders, and overseeing compliance generally.

PURCHASES, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company periodically repurchases its ordinary shares when they are significantly undervalued in order to enhance shareholder value. During the six months ended 30 June 2001, the Company repurchased an aggregate of 3,381,000 ordinary shares at the total consideration of HK$33,810,136 on The Stock Exchange of Hong Kong Limited.

Save as disclosed above, neither the Company nor its subsidiaries had repurchased, sold or redeemed any of the Company's listed securities during the review period.

By order of the Board
Peter T.C. Lee
Chairman and Managing Director

Hysan 希慎

Hysan Development Company Limited （希慎興業有限公司）

Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability

8 September 2001

Appointment of Independent Non-executive Director

Hysan Development Company Limited ("the Company") is pleased to announce the appointment of Dr. Geoffrey Meou-tsen YEH as independent non-executive director of the Company effective 4 September 2001. Dr. YEH was appointed non-executive director of the Company in 1979.

By order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 8 September 2001

Hysan 希慎

Hysan Development Company Limited （希慎興業有限公司）

Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability

21 September 2001

Interim Dividend for the six months ended 30 June 2001 - Option to receive shares in lieu of cash dividend and calculation of market value

At a Meeting of the Board of Directors of the Company held on 4 September 2001, an ordinary resolution had been passed to declare an interim dividend of HK10 cents per ordinary share in the capital of the Company (each as a "Share"), to shareholders whose names would appear on the Register of Members on 21 September 2001. Eligible shareholders may elect to receive such dividend in the form of cash or in the form of new shares, or a combination of these.

The number of new shares of par value HK$5.00 each ("New Shares") to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the market value of a New Share (the "Market Value").

The Market Value has been determined to be HK$6.67, being the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the last five consecutive Stock Exchange dealing days commencing Monday, 17 September 2001 (the first day the shares traded ex dividend).

The formula used for calculating the entitlement is as follows:

Number of shares held as at 21 September 2001 x HK10 cents = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{HK\$6.67}} = \text{maximum number of New Shares (rounded down to the nearest whole number)}$$

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. A circular to shareholders giving details of the scrip dividend,

together with an election form, will be sent to eligible shareholders (excluding shareholders whose registered addresses are situated in the United States or any of its territories or possessions or Canada who will only receive the circular) on or about Friday, 28 September 2001. Shareholders who wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares should complete and sign the form of election and return it to the Share Registrars and Transfer office of the Company, Standard Registrars Limited, 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on Friday, 19 October 2001. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders at their risks on or about Friday, 26 October 2001. Expected first day of dealings in the New Shares in Hong Kong is Monday, 29 October 2001.

By order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 21 September 2001

Hysan 希慎

Hysan Development Company Limited （希慎興業有限公司）

Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability

28 September 2001

Waiver of the 25% monthly share repurchases restriction under Rule 10.06(2)(a) of the Listing Rules

Reference is made to the Share Repurchases Programme Announcement. In view of the current uncertainties in market conditions, the Company wishes to maximize flexibility and be in a position to fully utilize the Repurchase Mandate where it would be beneficial to shareholders and would enhance the net asset and/or earnings per Share. It has accordingly applied for a waiver from the restriction on a listed issuer (set out in Rule 10.06(2)(a) of the Listing Rules) to purchase, in any one calendar month, shares of the listed issuer on the Stock Exchange of more than 25% of the total number of such class of shares which were traded on the Stock Exchange in the preceding calendar month as stated in the Stock Exchange's daily quotation sheets for the previous month.

On 28 September 2001, the Stock Exchange granted the Waiver to the Company subject to the principal conditions mentioned below for a period of six months from the date of approval. The Waiver will expire on 27 March 2002.

CONDITIONS

1. *Minimum public float: HK$100 million*

   The expected market capitalization of the Company held by the public throughout the Waiver Period must be at least HK$100 million.

2. *Repurchase up to 10% for each financial year*

   The Company can only repurchase, within one financial year, up to 10% of its issued share capital from time to time.

3. *Minimum public float: 25%*

The public float of the Company at any time throughout the Waiver Period must not be less than 25% of the total issued share capital of the Company from time to time.

4. *Price and time restriction*

Price restriction: the repurchase price should not be higher than the latest (or current) independent bid price or the last independent sale (contracted) price quoted or reported on the System (as defined in the Rules of the Exchange), whichever is higher.

Time restriction: the Company shall not make the opening bid nor any bid in the last 30 minutes before the close of normal trading hours as stipulated in the Rules of the Exchange.

The Directors have undertaken to the Stock Exchange that they will procure the Company to comply with all the conditions as set out in the Share Repurchases Programme Announcement.

INFORMATION FOR SHAREHOLDERS

i. Pursuant to the Repurchase Mandate granted by shareholders of the Company at its annual general meeting held on 8 May 2001, the Directors were authorized to repurchase up to a maximum of 103,025,130 Shares.

ii. Given the restriction under Rule 10.06(2)(a) of the Listing Rules and low volume in recent trading of the Shares, the Directors wish to maximize flexibility and put the Company in a position where, if market conditions are such that it would be beneficial for the shareholders and would enhance the net asset and/or earnings per Share, the Company can fully utilize the Repurchase Mandate. Relevant considerations in the current circumstances include the fact that the Shares are currently trading at a discount of approximately 70.2% to their net asset value as stated as at 31 December 2000 (the price per Share was HK$6.70 as at 28 September 2001, and the net asset value per Share as at 31 December 2000 was HK$22.48). In the event that the Repurchase Mandate were to be exercised in full, the working capital or gearing position of the Company might be materially different as compared with the position disclosed in the audited consolidated accounts

for the year ended 31 December 2000. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

iii. If on the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition and may give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at 28 September 2001, Lee Hysan Estate Company, Limited and certain of its subsidiaries are the substantial shareholders of the Company, being indirectly interested in approximately 41.72% of the issued share capital of the Company. In the event that the Directors exercise in full the power to repurchase Shares pursuant to the Repurchase Mandate, the shareholding of Lee Hysan Estate Company, Limited and certain of its subsidiaries would be increased to approximately 46.02%.

Such increase may, taking into consideration of the then prevailing circumstances, give rise to an obligation to make a mandatory offer under Rule 32 of the Takeovers Code. The Directors have no present intention to exercise the Repurchase Mandate to such an extent as would result in takeover obligations.

iv. In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

v. None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) currently intend to sell any Shares to the Company. No other connected person (as defined in the Listing Rules) has notified the Company that he has

a present intention to sell any Shares to the Company, or has undertaken not to do so.

vi. The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the Companies Ordinance.

PUBLIC FLOAT LEVEL

At the close of business on 28 September 2001 (being the latest practicable date prior to publication of this announcement), 578,375,475 Shares were held in public hands (other than the afore-mentioned substantial shareholder and interests attributable to the Directors). Based on the closing price on 28 September 2001 of HK$6.70 per Share, the market capitalization of the Company attributable to Shares held by the public is approximately HK$3,875.1 million, representing approximately 56.24% of the issued share capital of the Company (1,028,333,605 Shares as at 28 September 2001).

REPURCHASE LIMIT

The Directors may or may not, depending on market conditions, exercise the Waiver during the Waiver Period. The Directors will ensure that the Company will be able to finance such repurchases from its internal available cash flow or working capital.

The Stock Exchange has the absolute discretion to remove or suspend the Waiver granted or shorten the Waiver Period without giving any prior notice, should circumstances so require.

DEFINITIONS

"Company"	Hysan Development Company Limited, a company incorporated under the laws of Hong Kong whose shares are listed on the Stock Exchange
"Directors"	the directors of the Company
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange

"Repurchase Mandate"	the Mandate granted by the shareholders on 8 May 2001 for the Company to repurchase up to 103,025,130 Shares
"Share Repurchases Programme Announcement"	the announcement of the Stock Exchange dated 5 November 1998 in relation to share repurchases
"Shares"	shares of HK$5.00 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	Codes on Takeovers and Mergers
"Waiver"	the waiver pursuant to Rule 10.06(2)(g) of the Listing Rules in respect of the restriction on a listed issuer, in any one calendar month, to purchase shares of the listed issuer on the Stock Exchange of more than 25% of the total number of such class of shares which were traded on the Stock Exchange in the preceding calendar month as stated in the Stock Exchange's daily quotation sheets for the previous month
"Waiver Period"	the period from 28 September 2001 to 27 March 2002 being 6 months from the grant of the Waiver

By order of the Board
Wendy W.Y. Yung
Company Secretary
Hong Kong, 28 September 2001

Hysan 希慎

NEWS RELEASE

Date: 26 October 2001

Hysan Development wins 2001 Corporate Governance Disclosure Gold Award

Hysan Development Company Limited is honoured to receive the Gold award of the Hang Seng Index company category of the Year 2001 Best Corporate Governance Disclosure Award. The award recognizes the Company's conscious effort to address the issue of corporate governance.

Quoting some of the commentaries of the judges' report, it said, "A separate statement of corporate governance practices was included incorporating, inter alia, brief reports on the board's Audit and Emoluments Review Committee. The board composition included more than minimum required number of independent non-executive directors. The judges felt that for a relatively smaller and less complex business with a family background, the extent and quality of disclosures in the annual report represented a positive model of a developing corporate governance culture."

"Hysan aims to maximize shareholder value by active management and a high standard of corporate governance will further enhance corporate transparency and accountability to our shareholders, " remarked by Mr Peter T. C. Lee, Chairman and Managing Director of Hysan Development.

Hysan Development is a leading property investment, management and development company in Hong Kong, with a major portfolio in high-quality office, retail and residential properties. It is the largest commercial landlord in the prime office/retail Causeway Bay district.

It is the second year the Hong Kong Society of Accountants (HKSA) organizes The Best Corporate Governance Disclosure Awards to promote good corporate governance disclosure practices in Hong Kong.

\- End -

This press release and other corporate information can also be found at: www.hysan.com.hk or www.irasia.com/listco/hk/hysan/index.htm.

For enquiries, please contact:

Wendy Yung
Company Secretary
Hysan Development Co. Ltd.
Tel: (852) 2830 5138
Fax: (852) 2907 3313
Email: wyung@hysan.com.hk

Hysan 希慎

NEWS RELEASE

Date: 12 December 2001
For immediate release

Hysan Development Signs EMTN Programme

Hysan Development Co. Ltd. ("Hysan") announced that it has signed today an Euro Medium Term Note Programme. The Programme is an efficient mechanism for the Group to tap international bond markets for its general funding as well as future needs.

Merrill Lynch and Morgan Stanley are the joint arrangers for the Programme while the dealers' group includes BNP Paribas, Deutsche Bank, Goldman Sachs, Standard Chartered and UBS Warburg. The issuer of the Programme will be Hysan (MTN) Limited, a wholly-owned subsidiary of Hysan with a full guarantee from Hysan. Hysan recently received a Baa1 rating from Moody's Investors Service for the Programme, and already holds a BBB+ corporate rating from Standard and Poor's.

Through the setting up of this EMTN Programme, Hysan will be able to further increase its financial flexibility and take advantage of the current or future favorable interest rate environment around the globe.

Hysan intends to use the net proceeds from any issuance under the EMTN Programme for refinancing existing debt, general working capital purposes, as well as to fund some future renovation and redevelopment projects. The EMTN Programme is expected to extend and smooth out the Group's maturity profile significantly, providing additional financing and operational flexibility to the Group.

Hysan Development is a leading property investment, management and development company in Hong Kong, with a major portfolio in high-quality office, retail and residential properties. It is the largest commercial landlord in the prime office/retail Causeway Bay district.

"With the Programme in place, we are in a position to take advantage of competitive funding opportunities in various markets and support our general funding and future needs in a cost effective manner," said Peter T. C. Lee, Chairman and Managing Director of Hysan. "We shall continue to maintain our prudent financial policy," Mr. Lee added.

"The establishment of the Programme provides Hysan with significant financing flexibility to access various global capital markets. The timing could not be better considering interest rates worldwide are near historical lows at the moment. We are extremely pleased to have served as the credit rating advisor for Hysan and to witness a highly successful outcome," said Samuel Poon, Co-Head of Merrill Lynch Investment Banking, Asia Pacific Region.

“This Programme and confirmation by both S&P and Moody's of Hysan's solid investment grade ratings, confirms that Hysan is not only a leader in the Hong Kong property market, but also a leader in the area of sound financial management,” said Michael Berchtold, President of Morgan Stanley Asia.

This press release and other corporate information can also be found at:
www.hysan.com.hk or www.irasia.com/listco/hk/hysan/index.htm

For enquiries, please contact:

Wendy Yung
Company Secretary
Hysan Development Co. Ltd.
Tel: (852) 2830-5138
Fax: (852) 2907-3313
Email: wyung@hysan.com.hk

For Merrill Lynch inquiries, please call:

Richard Stoddard
Merrill Lynch
Head of Asia Pacific Debt Capital Markets
Tel: (852) 2536-3704
Email: richard_stoddard@hk.ml.com

For Morgan Stanley inquiries, please call:

Robert Voreyer
Morgan Stanley
Head of Fixed Income Capital Markets Asia
Tel: (852) 2848-5099
Email: robert.voreyer@morganstanley.com

Hysan希慎

NEWS RELEASE

To: Business Editor

Date: 29 January 2002
For immediate release

Hysan Development Successfully Issues US$200M MTN offering

HONG KONG, 29 January 2002 – Hysan Development Co. Ltd. ("Hysan") today announced that it has put in place its inaugural US$200 million 7% Notes issue under the recently established MTN Programme. The Notes have a maturity of 10 years and were priced at 200 basis points over the benchmark 10-year U.S. Treasury (with a yield of 7.02%). The Notes are rated Baa1 by Moody's and BBB+ by Standard & Poor's respectively.

Commenting on the issuance, Mr. Peter T. C. Lee, Chairman and Managing Director of Hysan, said, "We are delighted with the response to the issuance. The offering achieves a number of Hysan's financial objectives. That is, to extend our overall debt maturity profile, to support our general funding needs at attractive rates, and to diversify our funding base".

"The issue was extremely well received by a wide group of Asian and European investors", said Richard Stoddard, Managing Director and Head of Merrill Lynch Asia Pacific Issuer Client Group. Robert Voreyer, Managing Director and Head of Morgan Stanley's Asian Pacific Fixed Income Capital Markets, said, "More than 90% of the Notes issue was placed with first-time buyers of the Hysan name. The strength of the Hysan credit story and the focused marketing strategy were the keys to this tremendous result".

Hysan intends to use the net proceeds of the offering predominately to refinance existing debt and for general corporate purposes. The offering was joint lead-managed by Merrill Lynch and Morgan Stanley & Co. International Limited. Co-Leads were Deutsche Bank AG and UBS AG.

Hysan Development is a leading property investment, management and development company in Hong Kong, with a major portfolio in high-quality office, retail and residential

properties. It is the largest commercial landlord in the prime office/retail Causeway Bay district.

END

This press release and other corporate information can also be found at: www.hysan.com.hk or www.irasia.com/listco/hk/hysan/index.htm

For enquiries, please contact:

Wendy Yung
Company Secretary
Hysan Development Co. Ltd.
Tel: (852) 2830-5138
Fax: (852) 2907-3313
Email: wyung@hysan.com.hk

Hysan 希慎

NEWS RELEASE

To: Business Editor

Date: 12 March 2002
For immediate release

HYSAN DEVELOPMENT COMPANY LIMITED – ANNUAL RESULTS 2001

- Office portfolio achieved 98% occupancy despite challenging market conditions
- Strong balance sheet geared to complement strategic decisions
- Fundamentals strengthened: strategic progress across all business sectors

"It has been a challenging year not only for our businesses, but also for Hong Kong. However, we have elected to demonstrate our belief in our vision by taking significant steps to strengthen our fundamentals so as to achieve our targets and goals. Recent positive economic indicators regarding the U.S. economy and China's accession to the World Trade Organization should add a positive tone to the market. We are always ready to face the changing needs of our society and more importantly to meet our occupiers' need for real estate accommodation and services."

Peter T. C. Lee, *Chairman and Managing Director*

Results

	Year ended 31 December		
	2001	2000	Change
	HK$'000	HK$'000	%
Operating Profit	1,066,738	1,474,517	(27.7)
Net Profit	600,343	850,173	(29.4)
Core leasing earnings *	727,659	715,067	1.8
	HK$	HK$	%
Earnings per share (basic and diluted)	0.58	0.82	(29.3)
Dividend per share	0.38	0.42	(9.5)
	HK$	HK$	%
Net asset value per share (before final dividend)	20.62	22.79	(9.5)

*Note: * before tax*

Performance

Net profit for the year ended 31 December 2001 was HK$600 million, 29.4% lower than in 2000. The major factor underlying this fall was the realization of gains on disposal of long-term investment in marketable securities of HK$294 million recorded in year 2000.

The Group continued to have solid core leasing earnings at HK$728 million.

The Group achieved a high occupancy in office portfolio of 98% in 2001 and its leasing earnings were largely stable, amidst a background of serious effects of economic downturn and weakened market sentiment. This was remarked by Mr. Lee.

Earnings per share were HK$0.58, a decline of 29.3% (HK$0.82 for the same period in 2000).

A final dividend of HK$0.28 per share was recommended, which together with the interim dividend of HK$0.10 per share, represents an aggregate distribution of HK$0.38 per share, a decrease of 9.5% for the year.

The Group's investment property portfolio, as valued externally by independent professional valuers, was HK$26,639 million (2000: HK$28,433 million). Largely due to the HK$1,841 million net valuation deficit, shareholders' funds at the year end were HK$21,267 million, compared to HK$23,478 million in 2000. Net asset value per share (before final dividend) decreased by 9.5% to HK$20.62.

Strategic Review

Solid progress was made strategically across all business sectors for Hysan Development Company in 2001, in terms of strengthening our fundamentals, commented by Mr. Lee.

The Group's office portfolio achieved a 98% occupancy rate, despite the fact that the period under review witnessed a worsening of the general office leasing market environment. There was an increased in secondary stock of office properties resulting from company cost-cuttings. These included premises occupied by telecommunications and financial institutions.

The Group's retail portfolio was also strengthened through the consolidation of the minority interests in the Lee Theatre Plaza; and the provision of a diversity of complementary retail and leisure activities in the Company's retail portfolio. A new "lifestyle" theme was introduced in the Lee Theatre Plaza Area. A 97% retail occupancy rate was achieved. Hysan's strategy is to ensure that its space is not only let to its maximum, but that the mix of retailers meets the needs of today's customers.

The major refurbishment programme for the Group's Bamboo Grove luxury residential complex in the Mid-levels commenced during the year. This programme, scheduled to be completed mid-2002, does not only improve the external façade, flat interiors and common facilities, but also introduces a full range of enhanced and personalised property management services. Re-launch is scheduled to commence in the second quarter of 2002.

Strong Balance Sheet

The Group continued to have a strong balance sheet geared to complement the Company's strategic decisions. The Medium Term Note Programme established during 2001 and its first US$200 million 10-year Note issuance in February 2002 received solid investment grade ratings (Moody's: Baa 1: Standard and Poor's: BBB+). The Group's debt tenure was lengthened, with more diversified funding sources. The Group will continue to adhere to its policy of financial prudence. As planned, future capital expenditure will be funded through debt while maintaining acceptable gearing and interest expense coverage ratios.

Hysan Development is a leading property investment, management and development company in Hong Kong, with a major portfolio in high-quality office, retail and residential properties. It is the largest commercial landlord in the prime office/retail Causeway Bay district.

END

This press release and other corporate information can also be found at: www.hysan.com.hk or www.irasia.com/listco/hk/hysan/index.htm

For enquiries, please contact:

Wendy Yung
Company Secretary
Hysan Development Co. Ltd.
Tel: (852) 2830-5138
Fax: (852) 2907-3313
Email: wyung@hysan.com.hk

HIGHLIGHTS

Consolidated Income Statement

	Notes	Year ended 31 December 2001 HK$'000	2000 HK$'000
Turnover	1	**1,355,450**	1,480,246
Property expenses		**(223,598)**	(238,906)
Cost of property sales		**-**	(50)
Gross profit		**1,131,852**	1,241,290
Gain on disposal of investments in securities		**-**	293,842
Impairment loss reversed in respect of investments in securities		**6,225**	-
Other revenue		**18,557**	29,354
Release of negative goodwill arising on acquisition of a subsidiary		**60**	-
Administrative expenses		**(89,956)**	(89,969)
Profit from operations	2	**1,066,738**	1,474,517
Finance costs		**(314,428)**	(449,020)
Gain on disposal of an associate		**33,531**	-
Impairment loss (arising) reversed in respect of interests in associates		**(4,880)**	3,419
Share of results of associates		**(2,338)**	4,210
Profit before taxation		**778,623**	1,033,126
Taxation	3	**(114,903)**	(117,210)
Profit after taxation		**663,720**	915,916
Minority interests		**(63,377)**	(65,743)
Net profit for the year		**600,343**	850,173
Retained profits at 1 January		**3,436,247**	3,110,025
Transfer to capital redemption reserves		**(34,820)**	(51,035)
Premium and expenses on shares repurchased		**(29,500)**	(39,852)
Retained profits at 31 December		**3,972,270**	3,869,311
Dividends	4	**391,598**	433,064
Earnings per share	5		
Basic		**HK$0.58**	HK$0.82
Diluted		**HK$0.58**	HK$0.82

Consolidated Balance Sheet

	At 31 December	
	2001	2000
	HK$'000	HK$'000
Non-Current Assets	**28,523,841**	30,866,949
Current Assets	**98,751**	81,990
Current Liabilities	**(2,562,558)**	(1,231,712)
Net Current Liabilities	**(2,463,807)**	(1,149,722)
Total Assets Less Current Liabilities	**26,060,034**	29,717,227
Non-Current Liabilities	**(3,831,017)**	(4,899,740)
	22,229,017	24,817,487
Minority Interests	**(962,092)**	(1,339,063)
	21,266,925	23,478,424
Capital and Reserves		
Share Capital	**5,156,516**	5,151,256
Other Reserves	**12,529,737**	14,890,921
Accumulated Profits	**3,580,672**	3,436,247
	21,266,925	23,478,424

Notes:

1. TURNOVER

	2001 HK$'000	2000 HK$'000
Turnover comprises:		
Gross rental income from properties	**1,351,892**	1,475,941
Income from property sales	**-**	400
Management fee and security service income	**3,558**	3,905
	1,355,450	1,480,246

As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided.

2. PROFIT FROM OPERATIONS

	2001 HK$'000	2000 HK$'000
Profit from operations has been arrived at after charging(crediting) certain items including:		
Depreciation	**6,029**	5,624
Dividends from		
- listed investments	**(8,612)**	(7,040)
- unlisted investments	**(5,796)**	(4,790)
Interest income	**(3,749)**	(17,021)

3. TAXATION

	2001	2000
	HK$'000	HK$'000
The charge comprises:		
Hong Kong Profits Tax		
- for the year	**114,799**	117,212
- under(over)provision in prior years	**104**	(2)
Taxation attributable to the Company and its subsidiaries	**114,903**	117,210

Hong Kong Profits Tax is calculated at 16% (2000: 16%) of the estimated assessable profit for the year.

No provision for deferred taxation has been recognised in the financial statements as the amount involved is immaterial.

Deferred taxation has not been provided on the surplus arising on the valuation of investment properties, land and buildings and investments in securities because profits arising on the disposal of these assets would not be subject to taxation. Accordingly, the surplus arising on valuation does not constitute a timing difference for taxation purposes.

4. DIVIDENDS

	2001	2000
	HK$'000	HK$'000
Ordinary shares:		
Interim dividend, paid - HK$0.10 per share (2000: HK$0.11)	**102,833**	113,686
Final dividend, proposed - HK$0.28 per share (2000: HK$0.31)	**288,765**	319,378
	391,598	433,064

5. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2001	2000
Earnings for the purposes of basic and diluted earnings per share (net profit for the year)	**HK$600,343,225**	HK$850,173,491
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,030,485,146**	1,032,763,163
Effect of dilutive potential ordinary shares: Share options	**357,639**	231,730
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,030,842,785**	1,032,994,893

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the fair value per share.

Debt and maturity profile

The total debt outstanding at the end of 2001 amounted to HK$5,628 million (excluding amount due to minority shareholders and advances from investees), an increase of HK$522 million from the previous year end. Loan draw down from existing and new facilities during the year were mainly used to finance the minority interest acquisition in The Lee Theatre Plaza and the refurbishment expenditures at Bamboo Grove. Net debt (gross borrowings less cash, cash equivalent and marketable securities at year-end market value) amounted to HK$4,544 million.

Net debt as a percentage of shareholder equity increased from 14.6% at December 2000 to 21.4% at year-end 2001 as a result of the additional borrowings and reduced shareholder equity from lower property asset valuation.

During the year, the Group continued to maintain all of its debt in Hong Kong dollars and on an unsecured basis. Over 98% of the borrowings were on a committed basis.

The maturity profiles of the Group's gross debt at 31 December 2001 and 31 December 2000 are summarised as follows:

	2001 HK$(Million)	2000 HK$(Million)
Repayable within a period		
- Not exceeding 1 year	2,140	816
- Between 1 to 2 years	436	2,150
- Between 2 to 5 years	2,572	2,140
- After 5 years	480	0
	5,628	5,106

Sources of funds at 2001 year-end comprised of 43% from capital market issuances, 39% from bank bilateral loans and 18% from syndicated and club loans.

After the 10-year Notes issue in February 2002 and the repayment of the HK$2 billion Floating Rate Notes in March 2002, about 36% of the debt will not mature for 5 to 10 years. Similarly, the sources of debt facilities from capital market issuances and bank bilateral loans will be changed to 35% and 47% respectively.

Notable new financing

In February 2002, the Group issued the inaugural US$200 million 7% Notes under the established Medium Term Note Programme. The Notes have a tenor of 10 years and were priced at 200 basis points over the benchmark 10-year U.S. Treasury Notes with a yield of 7.02%. The Notes received a credit rating of Baa1 from Moody's Investors Service and BBB+ from Standard & Poor's Rating Agency. The issue was well received by a wide group of predominately new Asian and European investors, including assets managers, insurance companies, and private investors. The net proceeds will help refinance the HK$2 billion Floating Rate Notes due in March 2002 as well as fund other Group needs.

Credit ratings

With respect to the Group's credit strength, Standard & Poor's Rating Agency maintained a stable outlook on its credit rating of BBB+. In January 2002, Moody's Investor Services assigned a Baa1 credit rating to the Company with a stable outlook. Both investment grade credit ratings reflect the Group's strong financial profile underpinned by sound financial management and stable operations with large recurring rental income cash flows.

Capital expenditures

To further strengthen the Group's dynamic and long-term presence in Causeway Bay, HK$508 million were paid to acquire the 30% minority interest in The Lee Theatre Plaza in September 2001. Other notable capital expenditures incurred relate to additions and improvements to the Group's investment properties including the refurbishment program at Bamboo Grove. Regarding those Singapore projects, where pre-sale is in progress, it is expected that such proceeds are sufficient to fund the construction costs and future cash flow requirements would be minimal.

At year end, the Group had HK$1,661 million in undrawn committed bank facilities. This availability, together with the Medium Term Note Programme in place, should be sufficient to cover the Group's refinancing and capital expenditure needs over the next few years.

As planned, the Group will fund its capital expenditures through debt while maintaining acceptable gearing and interest expense coverage ratios.

Financial risk and management

The Group's financial risk management strategies include broadening the Group's financing channels, expanding the investor base, extending the tenor of facilities, and achieving a well-balanced spread of facility maturities. The Group also uses interest rate swaps and other instruments to manage interest rate risks with an objective to minimize the impact of fluctuations on earnings while achieving a balance with cost effectiveness. Transactions are conducted for hedging purposes only and no speculative positions have been or will be undertaken. As of 31 December 2001, 88% of the Group's borrowings were at floating rates.

The Group's foreign exchange exposure is minimal. As of 31 December 2001, all debt outstanding are Hong Kong dollars denominated, and investment in overseas projects totaled the equivalent of HK$703 million or 3.3% of the Group's shareholder equity.

Contingent Liabilities

As and when required, in the ordinary course of business, the Group will provide guarantees, counter indemnities or undertakings to cover the Group's obligations in respect of projects undertaken by the Group.

The Group has provided guarantees for banking facilities granted to associated companies and investee companies. At 31 December 2001, the Group's share of guarantees and counter guarantees amounted to approximately HK$148 million (2000: HK$153 million) and HK$79 million (2000: HK$84 million) respectively.

Hysan 希慎

Hysan Development Company Limited 希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

2001 FINAL RESULTS

- **Office portfolio achieved 98% occupancy despite challenging market conditions**
- **Strong balance sheet geared to complement strategic decisions**
- **Fundamentals strengthened: strategic progress across all business sectors**

CHAIRMAN'S STATEMENT

Strategic Focus

It is commonplace to think of property investment as an assets business. However, asset accumulation alone will no longer deliver the necessary returns to satisfy investors. We must look beyond the bricks and mortar, by actively anticipating and satisfying occupiers' ever changing needs for real estate accommodation and services. Occupiers today demand a broader as well as different range of services.

Our major refurbishment project for the luxury Bamboo Grove residential development goes beyond upgrading the building facilities as part of our selective building upgrading programme. A full range of enhanced and personalized services will also be introduced.

The goal of our retail sector is to ensure that our space is not only rented to its maximum capacity but that the mix of retailers meets the needs of today's customers. An important step in the delivery of this strategy is the introduction of a new "lifestyle" theme in the Lee Theatre Plaza area. This has further progressed our objective to strengthen our retail portfolio as a distinct

neighbourhood for shopping and entertainment in the retail hub of Causeway Bay.

We consolidated the minority interests in the Lee Theatre Plaza, one of our retail centres, hence further strengthening our asset base. We shall continue to take advantage of our critical mass and combine this with an innovative service-based culture.

We have a strong balance sheet geared to complement the Company's strategic decisions. Our Medium Term Note Programme established during the year and its first US$200 million issuance received solid investment grade ratings.

Performance

Net profit for the year ended 31 December 2001 was HK$600 million, 29.4% lower than in 2000. The major factor underlying this fall was the realization of gains on disposal of long-term investment in marketable securities of HK$294 million recorded in year 2000.

The Group continues to have solid core leasing earnings at HK$728 million.

Earnings per share were HK$0.58, a decline of 29.3% (HK$0.82 for the same period in 2000).

The Group's investment property portfolio, as valued externally by independent professional valuers, was HK$26,639 million (2000: HK$28,433 million). Largely due to the HK$1,841 million net valuation deficit, shareholders' funds at the year end were HK$21,267 million, compared to HK$23,478 million in 2000. Net asset value per share (before final dividend) decreased by 9.5% to HK$20.62.

Dividends

The Board recommends the payment of a final dividend of HK$0.28 per share, which together with the interim dividend of HK$0.10 per share, represents an aggregate distribution of HK$0.38 per share, a decrease of 9.5% for the year. Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative.

Shareholder Focus, Financial Prudence and Transparency

The Company values dialogue with our shareholders, and aims to continually improve on the quality of our reporting. The Annual Report aims to present a balanced and understandable assessment of the Group's position and prospects to our shareholders. Senior management also hold regular meetings with the investment community to discuss strategic and other issues.

It is our Company policy to adhere to financial prudence and corporate transparency. I am very pleased that our efforts in this area were recognized; our previous Annual Report won the Gold Award (Hang Seng Index company category) of the Year 2001 Best Corporate Governance Disclosure Award given by the Hong Kong Society of Accountants.

Hysan and the Community

With its long history in Hong Kong, Hysan has strong ties with the community. Hysan supports various charitable and civic institutions in Hong Kong, including environmental organizations, through donations, sponsorships and the provision of free venues. Members of our management and staff also serve on various government as well as industry organizations. We believe it is important for our business to support the community in which it operates and from which it generates its revenue. For us, this not only means Hong Kong but more specifically our hub in Causeway Bay.

Directors and Staff

Mr. H. C. Lee, our former Chairman, retired after the last Annual General Meeting in May 2001 after some twenty years with the Company. Under H. C.'s distinguished tenure the Company became one of the leaders in the Hong Kong property sector, laying the foundation for its continuing development. The Honourable Lee Quo-wei, who has served as our Deputy Chairman, also decided to step down as from the last Annual General Meeting. The Board is greatly indebted to them for their invaluable guidance and contribution to the success of Hysan.

We are very pleased to have Sir David Akers-Jones as our independent non-executive Deputy Chairman as from 8 May 2001. He also chairs our two corporate governance board committees.

This has been an active year during which solid progress was made. My thanks go to all of Hysan's staff, whose commitment and efforts have make this possible.

The Way Ahead

It has been a challenging year not only for most businesses, but for Hong Kong as a whole. At Hysan, we have chosen to demonstrate our commitment and belief in our vision by taking significant steps to strengthen our fundamentals. Recent positive economic indicators regarding the U.S. economy and China's accession to the World Trade Organization should add a positive tone to the market. We shall build on this year's efforts and believe that through these actions, our shareholders and customers will recognize that we are in a position to further grow our business by being the occupiers' partner of choice in the provision of real estate accommodation and services.

OPERATING REVIEW

Fundamentals Strengthened

In a year when the world's major economies receded, the overall Hong Kong economy also experienced a downturn particularly during the second half of the year. Generally, corporate expenditure were reduced in response to a lower level of activity. The rise in unemployment also affected consumer sentiment. Despite this challenging environment, our office portfolio achieved a 98% occupancy rate. We also made solid progress across all property sectors (office, retail and residential) in implementing steps to strengthen our fundamentals, following the strategic directions mapped out in the previous year.

- **Leadership position in Causeway Bay**. We consolidated the minority interests in the retail Lee Theatre Plaza complex, further consolidating our dominance in the prime office/retail area of Causeway Bay;

- **Continual review of the performance of individual buildings and improve their quality by selective refurbishment and re-development**. Our Bamboo Grove luxury residential development underwent a major renovation programme which includes both visible enhancements and equally important service upgrades;

- **Strengthening our retail sector located in the retail hub of Causeway Bay**. We further expanded our retail sector and advanced our objective to enhance our neighbourhood as a distinct hub for dining, shopping and recreation. A diversity of retail and leisure offers were introduced to our retail portfolio, complemented by a new "lifestyle" theme in the Lee Theatre Plaza area;

- **Financial prudence**. We continued to have a strong balance sheet and emphasize financial prudence. Our new Medium Term Note Programme and the US$200 million Note issuance obtained solid investment grade ratings (Moody's: Baa1; Standard and Poor's: BBB+);

- **Operational efficiency and good customer service**. Our property management has been further enhanced with upgraded operational efficiency, focusing on good customer service. The Bamboo Grove project will be relaunched with a full range of enhanced and personalized property management services.

Activities in the year

Investment Properties

Office

The period in review witnessed a worsening of the general market environment. There was an increased secondary stock of office properties following company cost-cuttings. These included premises occupied by telecommunications and financial institutions. We continue to have a diversified but focused tenant base covering large multinationals and Hong Kong organizations, and achieved an occupancy rate of 98%.

Our strategy of continually anticipating the needs of our customers stood us in good stead and we enjoy an excellent relationship with our tenants. We interact closely with our tenants to ensure that we anticipate and meet their needs, and are encouraged by the response.

Retail

Retail markets are generally sensitive to the overall economic environment. Consumer confidence, in particular, was affected after the events on 11 September. Our portfolio, located in the retail hub of Causeway Bay, achieved a 97% occupancy rate. The proactive approach we adopted in managing our tenant mix resulted in the introduction of new complementary tenants to the portfolio, further strengthening the "lifestyle" theme in the Lee Theatre Plaza area.

In our retail portfolio, our objective is to create an attractive environment for dining, shopping and recreation. All these are to be achieved by the provision of a diversity of complementary retail and leisure offers that meet the needs of customers. The introduction of new-style food and beverage establishments in our neighbourhood during the year has further advanced this aim. We continued our marketing efforts, partnering with tenants to our mutual benefit. The annual Hysan Street Party held in November successfully rounded off a busy year for our team.

Residential

The major refurbishment programme for the Group's Bamboo Grove luxury residential complex in the Mid-levels commenced in 2001. The programme seeks to enhance the external facade, apartment interiors, as well as clubhouse and common facilities to provide a comfortable and family-friendly living environment. A full range of enhanced and personalized property management services will be introduced. Re-launch is scheduled to commence in the second quarter of 2002.

Development Properties

The Grand Gateway commercial and residential complex in Puxi, Shanghai, where we have a 17% interest, has established itself as one of the most popular shopping centers in the Puxi area. The retail podium is virtually fully-let. The average occupancy rate of the residential tower for year 2001 was 96%.

Pre-sales in our two joint-venture residential developments in Singapore, Sanctuary Green and the Gardens at Bishan (10% interest) are in progress. Pre-sale in the Amaryllis Ville project (25% interest) is expected to be launched shortly.

SUPPLEMENTAL INFORMATION

Corporate Governance

The Company is committed to a high standard of corporate governance. The Company had complied with the Code of Best Practice as set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year. Further information on the Company's corporate governance practices is set out in the Annual Report.

The Accounts for the year have been reviewed by the Audit Committee of the Board.

Purchase, Sale or Redemption of the Company's Listed Shares

The Company periodically repurchases its ordinary shares when they are significantly undervalued, in order to enhance shareholder value. During the financial year, the Company repurchased an aggregate of 6,964,000 ordinary shares for a total consideration of HK$64,319,631 on The Stock Exchange of Hong Kong Limited.

Save as disclosed above, neither the Company nor its subsidiaries repurchased, sold or redeemed any of the Company's listed securities during the year.

People

The Group aims to attract, retain and motivate high calibre individuals committed to attaining our objectives. The total number of employees as at 31 December 2001 was 516. The Group's human resources practices are aligned with our corporate objective so as to maximize shareholder value and achieve growth. Details on our human resources policy, including performance measurement and reward, training and development are set out in the Annual Report.

Scrip Dividend Arrangement

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Tuesday, 21 May 2002. The scrip dividend

alternative is conditional upon (1) the shareholders' approval of the 2001 final dividend at the Company's Annual General Meeting and (2) the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the new shares to be issued pursuant thereto.

Closure of Register of Members

The share register will be closed from Friday, 10 May 2002 to Tuesday, 14 May 2002, both dates inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates, must be lodged with the Company's Registrars not later than 4:00 p.m. on Thursday, 9 May 2002. The final dividend will be paid on or about Thursday, 13 June 2002.

By order of the Board
Peter T. C. Lee
Chairman and Managing Director

Hong Kong, 12 March 2002

HIGHLIGHTS

Consolidated Income Statement

		Year ended 31 December	
		2001	2000
	Notes	*HK$'000*	*HK$'000*
Turnover	*1*	1,355,450	1,480,246
Property expenses		(223,598)	(238,906)
Cost of property sales		-	(50)
Gross profit		1,131,852	1,241,290
Gain on disposal of investments in securities		-	293,842
Impairment loss reversed in respect of investments in securities		6,225	-
Other revenue		18,557	29,354
Release of negative goodwill arising on acquisition of a subsidiary		60	-

Administrative expenses		(89,956)	(89,969)
Profit from operations	2	1,066,738	1,474,517
Finance costs		(314,428)	(449,020)
Gain on disposal of an associate		33,531	-
Impairment loss (arising) reversed in respect of interests in associates		(4,880)	3,419
Share of results of associates		(2,338)	4,210
Profit before taxation		778,623	1,033,126
Taxation	3	(114,903)	(117,210)
Profit after taxation		663,720	915,916
Minority interests		(63,377)	(65,743)
Net profit for the year		600,343	850,173
Retained profits at 1 January		3,436,247	3,110,025
Transfer to capital redemption reserves		(34,820)	(51,035)
Premium and expenses on shares repurchased		(29,500)	(39,852)
Profits available for distribution		3,972,270	3,869,311
Dividends	4	391,598	433,064
Earnings per share	5		
Basic		HK$0.58	HK$0.82
Diluted		HK$0.58	HK$0.82

Notes:

1. TURNOVER

	2001	2000
	HK$'000	*HK$'000*
Turnover comprises:		
Gross rental income from properties	**1,351,892**	1,475,941
Income from property sales	**-**	400
Management fee and security service income	**3,558**	3,905
	1,355,450	1,480,246

As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided.

2. PROFIT FROM OPERATIONS

	2001	2000
	HK$'000	*HK$'000*
Profit from operations has been arrived at after charging (crediting) certain items including:		
Depreciation	**6,029**	5,624
Dividends from		
- listed investments	**(8,612)**	(7,040)
- unlisted investments	**(5,796)**	(4,790)
Interest income	**(3,749)**	(17,021)

3. TAXATION

	2001 HK$'000	2000 HK$'000
The charge comprises:		
Hong Kong Profits Tax		
- for the year	**114,799**	117,212
- under(over)provision in prior years	**104**	(2)
Taxation attributable to the Company and its subsidiaries	**114,903**	117,210

Hong Kong Profits Tax is calculated at 16% (2000: 16%) of the estimated assessable profit for the year.

No provision for deferred taxation has been recognised in the financial statements as the amount involved is immaterial.

Deferred taxation has not been provided on the surplus arising on the valuation of investment properties, land and buildings and investments in securities because profits arising on the disposal of these assets would not be subject to taxation. Accordingly, the surplus arising on valuation does not constitute a timing difference for taxation purposes.

4. DIVIDENDS

	2001 HK$'000	2000 HK$'000
Ordinary shares:		
Interim dividend, paid - HK$0.10 per share (2000: HK$0.11)	**102,833**	113,686
Final dividend, proposed - HK$0.28 per share (2000: HK$0.31)	**288,765**	319,378
	391,598	433,064

5. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2001	2000
Earnings for the purposes of basic and diluted earnings per share (net profit for the year)	**HK$600,343,225**	HK$850,173,491
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,030,485,146**	1,032,763,163
Effect of dilutive potential ordinary shares:		
Share options	**357,639**	231,730
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,030,842,785**	1,032,994,893

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the fair value per share.

Consolidated Balance Sheet

	At 31 December	
	2001	2000
	HK$'000	*HK$'000*
Non-Current Assets	**28,523,841**	30,866,949
Current Assets	**98,751**	81,990
Current Liabilities	**(2,562,558)**	(1,231,712)
Net Current Liabilities	**(2,463,807)**	(1,149,722)
Total Assets Less Current Liabilities	**26,060,034**	29,717,227
Non-Current Liabilities	**(3,831,017)**	(4,899,740)
	22,229,017	24,817,487
Minority Interests	**(962,092)**	(1,339,063)
	21,266,925	23,478,424
Capital and Reserves		
Share Capital	**5,156,516**	5,151,256
Other Reserves	**12,529,737**	14,890,921
Accumulated Profits	**3,580,672**	3,436,247
	21,266,925	23,478,424

Financial Review

Debt and maturity profile

The total debt outstanding at the end of 2001 amounted to HK$5,628 million (excluding amount due to minority shareholders and advances from investees), an increase of HK$522 million from the previous year end. Loan draw down from existing and new facilities during the year were mainly used to finance the minority interest acquisition in The Lee Theatre Plaza and the refurbishment expenditures at Bamboo Grove. Net debt (gross borrowings less cash, cash equivalent and marketable securities at year-end market value) amounted to HK$4,544 million.

Net debt as a percentage of shareholder equity increased from 14.6% at December 2000 to 21.4% at year-end 2001 as a result of additional borrowings and reduced shareholder equity from lower property asset valuation.

During the year, the Group continued to maintain all of its debt in Hong Kong dollars and on an unsecured basis. Over 98% of the borrowings were on a committed basis.

The maturity profiles of the Group's gross debt at 31 December 2001 and 31 December 2000 are summarised as follows:

	2001	2000
	HK$(Million)	*HK$(Million)*
Repayable within a period		
- Not exceeding 1 year	**2,140**	816
- Between 1 to 2 years	**436**	2,150
- Between 2 to 5 years	**2,572**	2,140
- After 5 years	**480**	0
	5,628	5,106

Sources of funds at 2001 year-end comprised of 43% from capital market issuances, 39% from bank bilateral loans and 18% from syndicated and club loans.

After the 10-year Notes issue in February 2002 and the repayment of the HK$2 billion Floating Rate Notes in March 2002, about 36% of the debt will not mature for 5 to 10 years. Similarly, the sources of debt facilities from capital market issuances and bank bilateral loans will be changed to 35% and 47% respectively.

Notable new financing

In February 2002, the Group issued the inaugural US$200 million 7% Notes under the established Medium Term Note Programme. The Notes have a tenor of 10 years and were priced at 200 basis points over the benchmark 10-year U.S. Treasury Notes with a yield of 7.02%. The Notes received a credit rating of Baa1 from Moody's Investors Service and BBB+ from Standard & Poor's Rating Agency. The issue was well received by a wide group of predominately new Asian and European investors, including assets managers, insurance companies, and private investors. The net proceeds will help refinance the HK$2 billion Floating Rate Notes due in March 2002 as well as fund other Group needs.

Credit ratings

With respect to the Group's credit strength, Standard & Poor's Rating Agency maintained a stable outlook on its credit rating of BBB+. In January 2002, Moody's Investor Services assigned a Baa1 credit rating to the Company with a stable outlook. Both investment grade credit ratings reflect the Group's strong financial profile underpinned by sound financial management and stable operations with large recurring rental income cash flows.

Capital expenditures

To further strengthen the Group's dynamic and long-term presence in Causeway Bay, HK$508 million were paid to acquire the 30% minority interest in The Lee Theatre Plaza in September 2001. Other capital expenditures incurred relate to additions and improvements to the Group's investment properties including the refurbishment program at Bamboo Grove. Regarding those Singapore development projects, where pre-sale is in progress, it is expected that such

proceeds are sufficient to fund the construction costs and future cash flow requirements would be minimal.

At year end, the Group had HK$1,661 million in undrawn committed bank facilities. This availability, together with the Medium Term Note Programme in place, should be sufficient to cover the Group's refinancing and capital expenditure needs over the next few years.

As planned, the Group will fund its capital expenditures through debt while maintaining acceptable gearing and interest expense coverage ratios.

Financial risk and management

The Group's financial risk management strategies include broadening the Group's financing channels, expanding the investor base, extending the tenor of facilities, and achieving a well-balanced spread of facility maturities. The Group also uses interest rate swaps and other instruments to manage interest rate risks with an objective to minimize the impact of fluctuations on earnings while achieving a balance with cost effectiveness. Transactions are conducted for hedging purposes only and no speculative positions have been or will be undertaken. As of 31 December 2001, 88% of the Group's borrowings were at floating rates.

The Group's foreign exchange exposure is minimal. As of 31 December 2001, all debt outstanding are Hong Kong dollars denominated, and investment in overseas projects totalled the equivalent of HK$703 million or 3.3% of the Group's shareholder equity.

Contingent Liabilities

As and when required, in the ordinary course of business, the Group will provide guarantees, counter indemnities or undertakings to cover the Group's obligations in respect of projects undertaken by the Group.

The Group has provided guarantees for banking facilities granted to associated companies and investee companies. At 31 December 2001, the Group's share of guarantees and counter guarantees amounted to approximately HK$148 million (2000: HK$153 million) and HK$79 million (2000: HK$84 million) respectively.

All the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited on or before 28 March 2002.

The Annual Report will be despatched to shareholders and made available on the Company's website at www.hysan.com.hk around the same time.

"Please also refer to the published version of this announcement in the South China Morning Post "

02 MAR 15 AM 11:47

Hysan 希慎

Hysan Development Company Limited 希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Members of Hysan Development Company Limited 希慎興業有限公司 ("the Company") will be held in the Nathan Room, Lower Lobby, Conrad International Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 14 May 2002 at 12:00 noon for the following purposes:

1. To receive and consider the Statement of Accounts for the year ended 31 December 2001 together with the Reports of Directors and Auditors thereon.

2. To declare a Final Dividend.

3. To re-elect retiring Directors.

4. To re-appoint Auditors and to authorize the Directors to fix their remuneration.

As special business, to consider and, if thought fit, pass the following Ordinary Resolutions:

5. "**That**:

(a) subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers;

(b) the mandate in paragraph (a) shall authorize the Directors of the

Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue and the said mandate shall be limited accordingly;

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Members in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or

the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**That**:

(a) a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue.

(b) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Members in general meeting."

7. "**That**, conditional upon the passing of Resolutions numbered 5 and numbered 6 set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution numbered 6 shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution numbered 5."

By Order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 12 March 2002

Notes:

1. A Member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a Member of the Company.

2. In order to be valid, a form of proxy must be deposited at the Company's registered office, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the meeting.

3. The Register of Members of the Company will be closed from Friday, 10 May 2002 to Tuesday, 14 May 2002, both dates inclusive. To qualify for the above dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Standard Registrars Limited at 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m., Thursday, 9 May 2002.

4. Concerning Ordinary Resolution numbered 5, the Directors wish to state that they have no immediate plans to issue any new shares in the Company except those shares that may be issued pursuant to the Executive Share Options or any scrip dividend pursuant to the Articles of Association of the Company from time to time. The Ordinary Resolution is being sought from Members as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

5. Concerning Ordinary Resolution numbered 6, there is no immediate plan for the Directors to exercise the right of the Company to repurchase its own shares. The Ordinary Resolution is being sought from Members as a general mandate in compliance with Section 49BA of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.